



VECTOR GROUP LTD.

2012 STOCKHOLDERS' REPORT



VECTOR GROUP LTD.

HOWARD M. LORBER
PRESIDENT
CHIEF EXECUTIVE OFFICER

April 12, 2013

Dear Fellow Stockholder,

Vector Group's 2012 results reflected increased operating profits as we enhanced margins, made strategic investments and put in place a capital structure that will strengthen our Company.

Our Liggett tobacco business ended 2012 with a market share in excess of 3.6% and with one of the leading brands in the United States, *Pyramid*. Our strategic price increases for *Pyramid* were effective and enabled us to capture margin, while continuing to generate retail growth for the brand despite an expected lower retail shipment rate. Additionally, our 50%-owned Douglas Elliman real estate brokerage business posted strong results and our New Valley segment made several promising new real estate investments. Overall, we believe we are positioned for 2013.

Overall Financial Results

Vector Group's 2012 revenues were $1.09 billion, a modest decline from $1.13 billion in 2011, primarily due to decreased unit sales of approximately 8.1% in 2012, which was partially offset by higher pricing. We recorded operating income of $154.9 million in 2012, compared to $143.3 million in 2011, an increase of 8.1% largely as a result of improved margins. We are pleased to have achieved this increase amidst challenging industry and macro-economic conditions.

Vector Group has paid a quarterly cash dividend of $0.40 per share, or $1.60 per year, for the past 13 years. Further, Vector Group has paid an annual 5% stock dividend for the past 14 consecutive years. Importantly, our liquidity remains strong with cash and cash equivalents of approximately $406 million and investment securities and partnership interests with a fair market value of $94.8 million at 2012 year end. Additionally, we recently completed a series of debt financings which have put in place a capital structure for the Company with significantly extended maturities and the flexibility to permit us to continue to grow our businesses over the long term.

Cigarette Business

Our cigarette business had 2012 revenues of $1.09 billion compared to $1.13 billion in the prior year, primarily due to anticipated volume declines in our non-*Pyramid* brands. However, operating income at our cigarette business grew approximately 7% for the year to $176 million as a result of our strategic pricing actions in 2012. We were satisfied to achieve this meaningful profit growth amidst a challenging cigarette environment.

We continue to balance our pursuit of volume growth and margin opportunities. Put simply, we endeavor to maximize short-term opportunities while remaining focused on brand strength and long-term profit growth. Accordingly, in 2012, we implemented price increases on our branded portfolio, while continuing to build our *Pyramid* brand nationally. *Pyramid* is the 3rd largest discount brand in the U.S, and 7th largest overall, with a significant opportunity to further expand its national distribution footprint. The brand is now sold in over 100,000 stores, with a distribution base that grew by almost 5,000 stores in the fourth quarter of 2012 alone. *Pyramid's* retail market share as of year-end was approximately 2.4%, demonstrating the brand's continued strength following these pricing actions.

To further leverage our position in the deep discount segment of the market, in January 2013 we introduced a new national, deep discount brand, *Eagle 20's*. We expect *Eagle 20's* to benefit from complementary positioning and the robust distribution network we already have in place with *Pyramid*. We are excited about this new brand initiative and believe it will help stabilize our overall volume trends. We look forward to sharing additional details about *Eagle 20's* as the year progresses.

With respect to the ongoing challenge of companies evading federal excise taxes by any number of means, we are pleased to report that some progress has been made. Federal legislation was enacted in 2012 to address one aspect of the issue, the mislabeling "Roll Your Own" (RYO) tobacco as "Pipe Tobacco," by classifying retailers making cigarettes in their stores as manufacturers. We are hopeful that additional discussions in Washington, D.C. will lead to closing existing tobacco tax loopholes, including equalizing tax rates on all tobacco products and addressing an exploited tax differential between small and large cigars. Remedying these issues remains a priority, as they continue to adversely impact the entire legitimate cigarette marketplace, with the most direct impact on the discount segment. Separately, with respect to tobacco litigation, the *Engle* progeny cases in Florida remain our primary focus. Along with other industry defendants, we continue to believe that the Engle process is materially flawed and unconstitutional; however, appellate efforts to overturn the *Engle* findings have not been successful. Going forward, we remain prepared to meet these and other challenges we may face.

Real Estate Businesses

Our New Valley real estate subsidiary had an active year in 2012 and is working on a number of exciting new projects. In August 2012, we announced that New Valley would move ahead with partners to develop and convert into luxury residential condominiums a recently acquired 10-story, approximately 122,000 square foot office building at 11 Beach Street in Tribeca in lower Manhattan. In October 2012, New Valley, along with the Witkoff Group and Winthrop Realty Trust, acquired a prime Times Square-area site to be redeveloped for retail, restaurant and entertainment businesses, and 450-room hotel. Benefiting from its leadership position in the lucrative New York market, our 50%-owned Douglas Elliman Realty LLC reported closed sales in 2012 of approximately $12.4 billion of residential real estate and has offices in Manhattan, Westchester County, Long Island and South Florida.

Outlook

This past October, Vector Group celebrated its 25th anniversary of listing on the New York Stock Exchange. We are particularly proud of the significant, annualized returns we have generated and remain committed to continuing to create value for our stockholders. In addition, in March 2013, *Forbes* reported we were named as one of "America's 100 Most Trustworthy Companies" as ranked by GMI Ratings, an independent firm that is a pioneer in the application of non-traditional risk metrics to investment analysis and risk modeling.

On behalf of the Board of Directors and management team at Vector Group, we would like to thank our stockholders, employees and customers for their continued support and dedication.

Sincerely,



Howard M. Lorber
President and Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For The Fiscal Year Ended December 31, 2012

VECTOR GROUP LTD.

(Exact name of registrant as specified in its charter)

Delaware	**1-5759**	**65-0949535**
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

100 S.E. Second Street, Miami, Florida	**33131**
(Address of principal executive offices)	(Zip Code)

(305) 579-8000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.10 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. 'es ☑ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange ıct. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the ecurities Exchange Act of 1934, as amended (the "Exchange Act"), during the preceding 12 months (or for such shorter period that ıe Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. 'es ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every ıteractive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during ıe preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 Regulation S-K is not contained herein, and will ot be contained, to the best of the Registrant's knowledge, in definitive proxy or information statement incorporated by reference in art III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See efinition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company as defined in Rule 12b-2 of the Exchange Act. Yes ☐ No ☑

The aggregate market value of the common stock held by non-affiliates of Vector Group Ltd. as of June 30, 2012 was ›proximately $939 million.

At February 28, 2013, Vector Group Ltd. had 89,898,411 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Part III (Items 10, 11, 12, 13 and 14) from the definitive Proxy Statement for the 2013 Annual Meeting of Stockholders to be ed with the Securities and Exchange Commission no later than 120 days after the end of the Registrant's fiscal year covered by is report.

VECTOR GROUP LTD.

FORM 10-K

TABLE OF CONTENTS

[This page intentionally left blank.]

PART I

ITEM 1. *BUSINESS*

Overview

Vector Group Ltd., a Delaware corporation, is a holding company and is principally engaged in:

- the manufacture and sale of cigarettes in the United States through our Liggett Group LLC ("Liggett") and Vector Tobacco Inc. ("Vector Tobacco") subsidiaries, and
- the real estate business through our New Valley LLC subsidiary, which is seeking to acquire additional operating companies and real estate properties. New Valley owns 50% of Douglas Elliman Realty, LLC, which operates the largest residential brokerage company in the New York metropolitan area.

Financial information relating to our business segments can be found in Note 17 to our consolidated financial statements. Our significant business segments for the year ended December 31, 2012 were Tobacco and Real Estate. The Tobacco segment consists of the manufacture and sale of cigarettes. The Real Estate segment includes the Company's investments in consolidated and non-consolidated real estate businesses.

Strategy

Our strategy is to maximize stockholder value by increasing the profitability of our subsidiaries in the following ways:

Liggett and Vector Tobacco

- Capitalize upon our tobacco subsidiaries' cost advantage in the U.S. cigarette market due to the favorable treatment that they receive under the Master Settlement Agreement,
- Focus marketing and selling efforts on the discount segment, continue to build volume and margin in core discount brands (PYRAMID, GRAND PRIX, LIGGETT SELECT and EVE) and utilize core brand equity to selectively build distribution,
- Continue product development to provide the best quality products relative to other discount products in the marketplace,
- Increase efficiency by developing and adopting an organizational structure to maximize profit potential,
- Selectively expand the portfolio of private and control label partner brands utilizing a pricing strategy that offers long-term list price stability for customers,
- Identify, develop and launch relevant new cigarette brands and other tobacco products to the market in the future, and
- Pursue strategic acquisitions of smaller tobacco manufacturers.

New Valley

- Continue to grow Douglas Elliman Realty operations by utilizing its strong brand name recognition and pursuing strategic and financial opportunities,
- Continue to leverage our expertise as direct investors by actively pursuing real estate investments in the United States and abroad which we believe will generate above-market returns,
- Acquire operating companies through mergers, asset purchases, stock acquisitions or other means, and
- Invest our excess funds opportunistically in situations that we believe can maximize stockholder value.

Tobacco Operations

General. Liggett is the operating successor to Liggett & Myers Tobacco Company, which was founded in 1873. In April 2002, we acquired The Medallion Company, Inc. ("Medallion"), a discount cigarette manufacturer selling product in the deep discount category, primarily under the USA brand name. Vector Tobacco merged into Medallion which then changed its name to "Vector Tobacco Inc." In this report, certain references to "Liggett" refer to our tobacco operations, including the business of Liggett and Vector Tobacco, unless otherwise specified.

For the year ended December 31, 2012, Liggett was the fourth-largest manufacturer of cigarettes in the United States in terms of unit sales. Liggett's manufacturing facilities are located in Mebane, North Carolina where it manufactures most of Vector Tobacco's cigarettes pursuant to a contract manufacturing agreement. At the present time, Liggett and Vector Tobacco have no foreign operations.

Liggett and Vector Tobacco manufacture and sell cigarettes in the United States. According to data from Management Science Associates, Inc., Liggett's domestic shipments of approximately 10.1 billion cigarettes during 2012 accounted for 3.5% of the total cigarettes shipped in the United States during such year. Liggett's market share decreased 0.3% in 2012 from 3.8% in 2011. Market share in 2010 was 3.5%. Historically, Liggett produced premium cigarettes as well as discount cigarettes (which include among others, control label, private label, branded discount and generic cigarettes). Premium cigarettes are generally marketed under well-recognized brand names at higher retail prices to adult smokers with a strong preference for branded products, whereas discount cigarettes are marketed at lower retail prices to adult smokers who are more cost conscious. In recent years, the discounting of premium cigarettes has become far more significant in the marketplace. This has led to some brands that were traditionally considered premium brands becoming more appropriately categorized as branded discount, following list price reductions. Liggett's EVE brand falls into that category. All of Liggett's unit sales volume in 2012, 2011 and 2010 was in the discount segment, which Liggett's management believes has been the primary growth segment in the industry for more than a decade.

Liggett produces cigarettes in approximately 117 combinations of length, style and packaging. Liggett's current brand portfolio includes:

- PYRAMID — the industry's first deep discount product with a brand identity relaunched in the second quarter of 2009,
- GRAND PRIX — re-launched as a national brand in 2005,
- LIGGETT SELECT — a leading brand in the deep discount category,
- EVE — a leading brand of 120 millimeter cigarettes in the branded discount category, and
- USA and various Partner Brands and private label brands.

In 1999, Liggett introduced LIGGETT SELECT, one of the leading brands in the deep discount category. LIGGETT SELECT represented 7.0% in 2012, 8.7% in 2011 and 13.0% in 2010 of Liggett's unit volume. In September 2005, Liggett repositioned GRAND PRIX to distributors and retailers nationwide. GRAND PRIX represented 9.6% in 2012, 12.7% in 2011 and 18.5% in 2010 of Liggett's unit volume. In April 2009, Liggett repositioned PYRAMID as a box-only brand with a new low price to specifically compete with brands which are priced at the lowest level of the deep discount segment. PYRAMID is now the largest seller in Liggett's family of brands with 62.7% of Liggett's unit volume in 2012, 56.4% in 2011 and 42.6% in 2010. According to Management Science Associates, Liggett held a share of approximately 12.1% of the overall discount market segment for 2012 compared to 12.8% for 2011 and 11.9% for 2010.

Liggett Vector Brands LLC ("LVB"), which coordinates our tobacco subsidiaries' sales and marketing efforts, along with certain support functions, has an agreement with Sunoco Inc., which operates approximately 400 Sunoco APlus branded convenience stores in the United States, to manufacture SILVER EAGLE. SILVER EAGLE, a deep discount brand, is exclusive to Sunoco and is offered under LVB's "Partner Brands" program which offers customers quality product with long-term price stability. LVB also supplies BRONSON cigarettes as part of a multi-year "Partner Brands" agreement with QuikTrip, a convenience store chain with more than 640 stores headquartered in Tulsa, Oklahoma.

Under the Master Settlement Agreement ("MSA") reached in November 1998 with 46 states and various territories, the three largest cigarette manufacturers must make settlement payments to the states and territories based on how many cigarettes they sell annually. Liggett, however, is not required to make any payments unless its market share exceeds approximately 1.65% of the U.S. cigarette market. Additionally, Vector Tobacco has no payment obligation unless its market share exceeds approximately 0.28% of the U.S. cigarette market. We believe our tobacco subsidiaries have a sustainable cost advantage over their competitors as a result of the settlement.

Liggett's and Vector Tobacco's payments under the MSA are based on each respective company's incremental market share above the minimum threshold applicable to each respective company. Thus, if Liggett's total market share is 3%, its MSA payment is based on 1.35%, which is the difference between Liggett's total market share of 3% and its approximate applicable grandfathered share of 1.65%. We anticipate that both Liggett's and Vector Tobacco's payment exemptions will be fully utilized in the foreseeable future.

The source of industry data in this report is Management Science Associates, Inc., an independent third-party database management organization that collects wholesale shipment data from various cigarette manufacturers and distributors and provides analysis of market share, unit sales volume and premium versus discount mix for individual companies and the industry as a whole. Management Science Associates' information relating to unit sales volume and market share of certain of the smaller, primarily deep discount, cigarette manufacturers is based on estimates developed by Management Science Associates.

Business Strategy. Liggett's business strategy is to capitalize upon its cost advantage in the United States cigarette market resulting from the favorable treatment our tobacco subsidiaries receive under settlement agreements with the states and the MSA. Liggett's long-term business strategy is to continue to focus its marketing and selling efforts on the discount segment of the market, to continue to build volume and margin in its core discount brands (PYRAMID, GRAND PRIX, LIGGETT SELECT and EVE) and to utilize its core brand equity to selectively build distribution. Liggett intends to continue its product development to provide the best quality products relative to other discount products in the market place. Liggett will continue to seek increases in efficiency by developing and adapting its organizational structure to maximize profit potential. In addition, Liggett may bring niche-driven brands to the market in the future.

Sales, Marketing and Distribution. Liggett's products are distributed from a central distribution center in Mebane, North Carolina to 17 public warehouses located throughout the United States. These warehouses serve as local distribution centers for Liggett's customers. Liggett's products are transported from the central distribution center to the public warehouses by third-party trucking companies to meet pre-existing contractual obligations to its customers.

Liggett's customers are primarily candy and tobacco distributors, the military and large grocery, drug and convenience store chains. One customer accounted for 17% of Liggett's revenues in each of 2012, 2011 and 2010. Concentrations of credit risk with respect to trade receivables are generally limited due to the large number of customers, located primarily throughout the United States, comprising Liggett's customer base. Liggett's largest single customer represented approximately 10% and 52% of net accounts receivable at December 31, 2012 and 2011, respectively. Ongoing credit evaluations of customers' financial condition are performed and, generally, no security is required. Liggett maintains reserves for potential credit losses and such losses, in the aggregate, have generally not exceeded management's expectations.

Trademarks. All of the major trademarks used by Liggett are federally registered or are in the process of being registered in the United States and other markets. Trademark registrations typically have a duration of ten years and can be renewed at Liggett's option prior to their expiration date.

In view of the significance of cigarette brand awareness among consumers, management believes that the protection afforded by these trademarks is material to the conduct of its business. Liggett owns all of its domestic trademarks except for the JADE trademark, which is licensed on a long-term exclusive basis from a third-party for use in connection with cigarettes. These trademarks are pledged as collateral for certain of our senior secured debt.

Manufacturing. Liggett purchases and maintains leaf tobacco inventory to support its cigarette manufacturing requirements. Liggett believes that there is a sufficient supply of tobacco within the worldwide tobacco market to satisfy its current production requirements. Liggett stores its leaf tobacco inventory in warehouses in North Carolina and Virginia. There are several different types of tobacco, including flue-cured leaf, burley leaf, Maryland leaf, oriental leaf, cut stems and reconstituted sheet. Leaf components of American-style cigarettes are generally the flue-cured and burley tobaccos. While premium and discount brands use many of the same tobacco products, input ratios of tobacco products may vary between premium and discount products. Foreign flue-cured and burley tobaccos, some of which are used in the manufacture of Liggett's cigarettes, have historically been 30% to 35% less expensive than comparable domestic tobaccos. However, in recent years, domestic and foreign tobacco prices have begun to equalize. Liggett normally purchases all of its tobacco requirements from domestic and foreign leaf tobacco dealers, much of it under long-term purchase commitments. As of December 31, 2012, the majority of Liggett's commitments were for the purchase of foreign tobacco.

Liggett's cigarette manufacturing facility was designed for the execution of short production runs in a cost-effective manner, which enables Liggett to manufacture and market a wide variety of cigarette brand styles. Liggett produces cigarettes in approximately 117 different brand styles as well as private labels for other companies, typically retail or wholesale distributors who supply supermarkets and convenience stores.

Liggett's facility produced approximately 10.1 billion cigarettes in 2012, but maintains the capacity to produce approximately 18.3 billion cigarettes per year. Vector Tobacco has contracted with Liggett to produce most of its cigarettes at Liggett's manufacturing facility in Mebane.

Competition. Liggett's competition is divided into two segments. The first segment is made up of the three largest manufacturers of cigarettes in the United States: Philip Morris USA Inc., RJ Reynolds Tobacco Company (which is now part of Reynolds American) ("RJ Reynolds") and Lorillard Tobacco Company. These three manufacturers, while primarily premium cigarette based companies, also produce and sell discount cigarettes.

The second segment of competition is comprised of a group of smaller manufacturers and importers, most of which sell deep discount cigarettes. Our largest competitor in this segment is Commonwealth Brands, Inc., which was acquired by Imperial Tobacco in 2007.

Historically, there have been substantial barriers to entry into the cigarette business, including extensive distribution organizations, large capital outlays for sophisticated production equipment, substantial inventory investment, costly promotional spending, regulated advertising and, for premium brands, strong brand loyalty. However, in recent years, a number of smaller manufacturers have been able to overcome these competitive barriers due to excess production capacity in the industry and the cost advantage for certain manufacturers and importers resulting from the MSA.

Many smaller manufacturers and importers that are not parties to the MSA have been impacted in recent years by the state statutes enacted pursuant to the MSA and have begun to see a decrease in volume after years of growth. Liggett's management believes, while these companies still have significant market share through competitive discounting in this segment, they are losing their cost advantage as their payment obligations under these statutes increase.

In the cigarette business, Liggett competes on a dual front. The three major manufacturers compete among themselves for premium brand market share based on advertising and promotional activities and trade rebates and incentives and compete with Liggett and others for discount market share, on the basis of brand loyalty. These three competitors have substantially greater financial resources than Liggett, and most of their brands have greater sales and consumer recognition than Liggett's products. Liggett's discount brands must also compete in the marketplace with the smaller manufacturers' and importers' deep discount brands.

According to Management Science Associates' data, the unit sales of Philip Morris, RJ Reynolds, and Lorillard accounted in the aggregate for approximately 84.9% of the domestic cigarette market in 2012. Liggett's domestic shipments of approximately 10.1 billion cigarettes during 2012 accounted for 3.5% of the approximately 286 billion cigarettes shipped in the United States, compared to 11.0 billion cigarettes in 2011 (3.8%) and 10.7 billion cigarettes in 2010 (3.5%).

Industry-wide shipments of cigarettes in the United States have been declining for a number of years, with Management Science Associates' data indicating that domestic industry-wide shipments decreased by approximately 2.2% (approximately 6.5 billion units) in 2012. Liggett's management believes that industry-wide shipments of cigarettes in the United States will continue to decline as a result of numerous factors. These factors include health considerations, diminishing social acceptance of smoking, and a wide variety of federal, state and local laws limiting smoking in restaurants, bars and other public places, as well as increases in federal and state excise taxes and settlement-related expenses which have contributed to higher cigarette prices in recent years.

Historically, because of their dominant market share, Philip Morris and RJ Reynolds, the two largest cigarette manufacturers, have been able to determine cigarette prices for the various pricing tiers within the industry. Market pressures have historically caused the other cigarette manufacturers to bring their prices in line with the levels established by these two major manufacturers. Off-list price discounting and similar promotional activity by manufacturers, however, has substantially affected the average price differential at retail, which can be significantly less than the manufacturers' list price gap. Recent discounting by manufacturers has been far greater than historical levels, and the actual price gap between premium and deep-discount cigarettes has changed accordingly. This has led to shifts in price segment performance depending upon the actual price gaps of products at retail.

Philip Morris and RJ Reynolds dominate the domestic cigarette market with a combined market share of approximately 71.1% at December 31, 2012. This concentration of United States market share makes it more difficult for Liggett to compete for shelf space in retail outlets and could impact price competition in the market, either of which could have a material adverse affect on its sales volume, operating income and cash flows.

Legislation, Regulation and Litigation

In the United States, tobacco products are subject to substantial and increasing legislation, regulation and taxation, which have a negative effect on revenue and profitability. In June 2009, legislation was passed providing for regulation of the tobacco industry by the United States Food and Drug Administration. See Item 7. "Management Discussion and Analysis of Financial Condition and Results of Operations — Legislation and Regulation."

The cigarette industry continues to be challenged on numerous fronts. The industry is facing increased pressure from anti-smoking groups and continued smoking and health litigation, including class action litigation and health care cost recovery actions brought by governmental entities and other third parties, the effects of which, at this time, we are unable to evaluate. As of December 31, 2012, there were approximately 5,037 *Engle* progeny cases, 69 individual product liability lawsuits, four purported class actions or actions where class certification has been sought, and one health care cost recovery action pending in the United States in which Liggett and/or Vector were named defendants. See Item 1A. "Risk Factors", Item 3. "Legal Proceedings" and Note 12 to our consolidated financial statements, which contain a description of litigation.

It is possible that our consolidated financial position, results of operations or cash flows could be materially adversely affected by an unfavorable outcome in any tobacco-related litigation or as a result of additional federal or state regulation relating to the manufacture, sale, distribution, advertising or labeling of tobacco products.

Liggett's management believes that it is in compliance in all material respects with the laws regulating cigarette manufacturers.

The Master Settlement Agreement and Other State Settlement Agreements

In March 1996, March 1997, and March 1998, Liggett entered into settlements of tobacco-related litigation with 46 states and territories. The settlements released Liggett from all tobacco-related claims within those states and territories, including claims for health care cost reimbursement and claims concerning sales of cigarettes to minors.

In November 1998, Philip Morris, Brown & Williamson, R.J. Reynolds and Lorillard (the "Original Participating Manufacturers" or "OPMs") and Liggett (together with any other tobacco product manufacturer that becomes a signatory, the "Subsequent Participating Manufacturers" or "SPMs"), (the OPMs and SPMs are hereinafter referred to jointly as the "Participating Manufacturers") entered into the MSA with 46 states, the District of Columbia, Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Mariana Islands (collectively, the "Settling States") to settle the asserted and unasserted health care cost recovery and certain other claims of those Settling States. The MSA received final judicial approval in each Settling State.

In the Settling States, the MSA released Liggett and other participating tobacco product manufacturers from:

- all claims of the Settling States and their respective political subdivisions and other recipients of state health care funds, relating to: (i) past conduct arising out of the use, sale, distribution, manufacture, development, advertising and marketing of tobacco products; (ii) the health effects of, the exposure to, or research, statements or warnings about, tobacco products; and
- all monetary claims of the Settling States and their respective subdivisions and other recipients of state health care funds, relating to future conduct arising out of the use of or exposure to, tobacco products that have been manufactured in the ordinary course of business.

The MSA restricts tobacco product advertising and marketing within the Settling States and otherwise restricts the activities of Participating Manufacturers. Among other things, the MSA prohibits the targeting of youth in the advertising, promotion or marketing of tobacco products; bans the use of cartoon characters in all tobacco advertising and promotion; limits each Participating Manufacturer to one tobacco brand name sponsorship during any 12-month period; bans all outdoor advertising, with certain limited exceptions; prohibits payments for tobacco product placement in various media; bans gift offers based on the purchase of tobacco products without sufficient proof that the intended recipient is an adult; prohibits Participating Manufacturers from licensing third parties to advertise tobacco brand names in any manner prohibited under the MSA; and prohibits Participating Manufacturers from using as a tobacco product brand name any nationally recognized non-tobacco brand or trade name or the names of sports teams, entertainment groups or individual celebrities.

The MSA also requires Participating Manufacturers to affirm corporate principles to comply with the MSA and to reduce underage usage of tobacco products and imposes restrictions on lobbying activities conducted on behalf of Participating Manufacturers. In addition, the MSA provides for the appointment of an independent auditor to calculate and determine the amounts of payments owed pursuant to the MSA.

Under the payment provisions of the MSA, the Participating Manufacturers are required to make annual payments of $9.0 billion (subject to applicable adjustments, offsets and reductions). These annual payments are allocated based on unit volume of domestic cigarette shipments. The payment obligations under the MSA are the several, and not joint, obligation of each Participating Manufacturer and are not the responsibility of any parent or affiliate of a Participating Manufacturer.

Liggett has no payment obligations under the MSA except to the extent its market share exceeds a market share exemption of approximately 1.65% of total cigarettes sold in the United States. Vector Tobacco has no payment obligations under the MSA except to the extent its market share exceeds a market share exemption of approximately 0.28% of total cigarettes sold in the United States. Liggett and Vector Tobacco's domestic shipments accounted for 3.5% of the total cigarettes sold in the United States in 2012. If Liggett's or Vector Tobacco's market share exceeds their respective market share exemption in a given year, then on April 15 of the following year, Liggett and/or Vector Tobacco, as the case may be, must pay on each excess unit an amount equal (on a per-unit basis) to that due from the OPMs for that year.

Liggett may have additional payment obligations under the MSA and its other settlement agreements with the states. See Item 1A. "Risk Factors" and Note 12 to our consolidated financial statements.

New Valley LLC

New Valley LLC, a Delaware limited liability company, is engaged in the real estate business and is seeking to acquire additional real estate properties and operating companies. New Valley owns a 50% interest in Douglas Elliman Realty, LLC, which operates the largest residential brokerage company in the New York City metropolitan area. New Valley also holds investment interests in various real estate projects domestically and internationally.

Business Strategy

The business strategy of New Valley is to continue to operate its real estate business, to acquire additional real estate properties and to acquire operating companies through merger, purchase of assets, stock acquisition or other means, or to acquire control of operating companies through one of such means. New Valley may also seek from time to time to dispose of such businesses and properties when favorable market conditions exist. New Valley's cash and investments are available for general corporate purposes, including for acquisition purposes.

Douglas Elliman Realty, LLC

During 2000 and 2001, New Valley acquired for approximately $1.7 million a 37.2% ownership interest in B&H Associates of NY, LLC, which is now known as Douglas Elliman of LI, LLC, a residential real estate brokerage company on Long Island, and a minority interest in an affiliated mortgage company, Preferred Empire Mortgage Company. In December 2002, New Valley and the other owners of Douglas Elliman of LI, LLC contributed their interests in Douglas Elliman of LI, LLC to Montauk Battery Realty, LLC, a newly formed entity, which is now known as Douglas Elliman Realty, LLC. New Valley acquired a 50% interest in Douglas Elliman Realty as a result of an additional investment of approximately $1.4 million by New Valley and the redemption by Douglas Elliman of LI, LLC of various ownership interests. As part of the transaction, Douglas Elliman of LI, LLC renewed its franchise agreement with The Prudential Real Estate Affiliates, Inc. for an additional ten-year term. In October 2004, upon receipt of required regulatory approvals, the former owners of Douglas Elliman of LI, LLC contributed to Douglas Elliman Realty their interests in the related mortgage company.

In March 2003, Douglas Elliman Realty purchased the New York City-based residential brokerage firm, known as Douglas Elliman and an affiliated property management company, for $71.25 million. With that acquisition, the combination of Douglas Elliman of LI, LLC with Douglas Elliman created the largest residential brokerage company in the New York metropolitan area. Upon closing of the acquisition, Douglas Elliman entered into a ten-year franchise agreement with The Prudential Real Estate Affiliates, Inc. New Valley invested an additional $9.5 million in subordinated debt and equity of Douglas Elliman Realty to help fund the acquisition. The balance of the subordinated debt was repaid in 2010. As part of the acquisition, Douglas Elliman Realty acquired Douglas Elliman's affiliate, Insignia Residential Group, LLC, which is now known as Residential Management Group LLC, and conducts business as Douglas Elliman Property Management and is the New York metropolitan area's largest manager of rental, co-op and condominium housing.

We account for our interest in Douglas Elliman Realty under the equity method. We recorded income of $16.7 million in 2012, $16.6 million in 2011, and $22.3 million in 2010 associated with Douglas Elliman Realty. Equity income from Douglas Elliman Realty includes interest earned by New Valley on the subordinated debt, purchase accounting adjustments and management fees.

Real Estate Brokerage Business. Douglas Elliman Realty is engaged in the real estate brokerage business through its three subsidiaries which conduct business as Douglas Elliman Real Estate. The three brokerage companies have 65 offices with approximately 4,100 real estate agents in the metropolitan New York area as well as South Florida. The companies achieved combined sales of approximately $12.4 billion of real estate in 2012, approximately $11.1 billion of real estate in 2011 and approximately $11.5 billion of real estate in 2010. Douglas Elliman Realty was ranked as the fourth-largest residential brokerage company in the United States in 2011 based on closed sales volume by the *Real Trends* broker survey. Douglas Elliman Realty had revenues of $378.2 million in 2012, $346.3 million in 2011, and $348.1 million in 2010.

The New York City brokerage operation was founded in 1911 by Douglas Elliman and has grown to be one of Manhattan's leading residential brokers by specializing in the highest end of the sales and rental marketplaces. It has 18 New York City offices, with approximately 2,225 real estate agents, and had sales volume of approximately $8.4 billion of real estate in 2012, approximately $7.7 billion of real estate in 2011, and approximately $7.8 billion of real estate in 2010.

The Long Island brokerage operation now known as Douglas Elliman of LI, LLC which also does business under the name Douglas Elliman Real Estate is headquartered in Huntington, New York and is the largest residential brokerage company on Long Island with 43 offices and approximately 1,850 real estate agents. During 2012, the Long Island brokerage operation closed approximately 6,350 transactions, representing sales volume of approximately $3.6 billion of real estate. This compared to approximately 6,163 transactions, representing sales volume of approximately $3.4 billion of real estate in 2011, and approximately 6,500 transactions closed in 2010, representing approximately $3.6 billion of real estate. Douglas Elliman of LI, LLC serves approximately 250 communities in Long Island and Queens, New York.

In December 2010, Douglas Elliman Realty acquired substantially all of the assets of Prudential Holmes & Kennedy, a small regional residential real estate brokerage company which operated for more than 40 years in Northern Westchester County, a suburban area north of New York City. The acquisition included six offices located in the towns of Chappaqua, Armonk, Bedford, Sommers, Pleasantville and Katonah. The offices had approximately 160 real estate agents and closed approximately 400 transactions, representing sales volume of $300 million of real estate in 2012. Douglas Elliman Realty's franchise agreement with Prudential Real Estate Affiliates was amended to include these offices as additional locations.

Douglas Elliman Realty's brokerage operates as a broker in residential real estate transactions. In performing these services, the company has historically represented the seller, either as the listing broker, or as a co-broker in the sale. In acting as a broker for the seller, their services include assisting the seller in pricing the property and preparing it for sale, advertising the property, showing the property to prospective buyers, and assisting the seller in negotiating the terms of the sale and in closing the transaction. In exchange for these services, the seller pays to the company a commission, which is generally a fixed percentage of the sales price. In a co-brokered arrangement, the listing broker typically splits its commission with the other co-broker involved in the transaction. The company also offers buyer brokerage services. When acting as a broker for the buyer, its services include assisting the buyer in locating properties that meet the buyer's personal and financial specifications, showing the buyer properties, and assisting the buyer in negotiating the terms of the purchase and closing the transaction. In exchange for these services a commission is paid to the company which also is generally a fixed percentage of the purchase price and is usually, based upon a co-brokerage agreement with the listing broker, deducted from, and payable out of, the commission payable to the listing broker. With the consent of a buyer and seller, subject to certain conditions, the company may, in certain circumstances, act as a selling broker and as a buying broker in the same transaction. The company's sales and marketing services are provided by licensed real estate sales persons or associate brokers who have entered into independent contractor agreements with the company. The company recognizes revenue and commission expenses upon the consummation of the real estate sale.

Douglas Elliman Realty brokerage operations also offers relocation services to employers, which provide a variety of specialized services primarily concerned with facilitating the resettlement of transferred employees. These services include sales and marketing of transferees' existing homes for their corporate employer, assistance in finding new homes, moving services, educational and school placement counseling, customized videos, property marketing assistance, rental assistance, area tours, international relocation, group move services, marketing and management of foreclosed properties, career counseling, spouse/partner employment assistance, and financial services. Clients can select these programs and services on a fee basis according to their needs.

In 2009, Douglas Elliman Realty, through a subsidiary, entered into a joint venture with Wells Fargo Ventures, LLC to create DE Capital Mortgage LLC to carry on the business of residential mortgage lending, as a mortgage broker. Wells Fargo Ventures is the nation's leading alliance lender, maintaining long-standing relationships with top real estate companies, builders and financial services institutions across the United

States. DE Capital Mortgage replaced the business of Preferred Empire Mortgage Company, which was a mortgage broker, wholly-owned by Douglas Elliman Realty.

DE Capital primarily originates loans for purchases of properties located on Long Island, New York City and Westchester. Approximately one-half of these loans are for home sales transactions in which Douglas Elliman Real Estate acts as a broker. The term "origination" refers generally to the process of arranging mortgage financing for the purchase of property directly to the purchaser or for refinancing an existing mortgage. DE Capital's revenues are generated from loan origination fees, which are generally a percentage of the original principal amount of the loan and are commonly referred to as "points", and application and other fees paid by the borrowers. DE Capital recognizes mortgage origination revenues and costs when the mortgage loan is consummated. DE Capital funds and sells mortgage loans through Wells Fargo, its joint venture partner.

Marketing. Douglas Elliman Realty's brokerage operation offers real estate sales and marketing and relocation services, which are marketed by a multimedia program. This program includes direct mail, newspaper, internet, catalog, radio and television advertising and is conducted throughout Manhattan and Long Island. In addition, the integrated nature of the real estate brokerage companies services is designed to produce a flow of customers between their real estate sales and marketing business and their mortgage business.

Competition. The real estate brokerage business is highly competitive. However, Douglas Elliman Real Estate believes that its ability to offer their customers a range of inter-related services and its level of residential real estate sales and marketing help position them to meet the competition and improve their market share.

In the brokerage company's traditional business of residential real estate sales and marketing, it competes with multi-office independent real estate organizations and, to some extent, with franchise real estate organizations, such as Century-21, ERA, RE/MAX International, Sotheby's International Realty, Better Homes and Gardens Real Estate, Berkshire Hathaway HomeServices, and Coldwell Banker Douglas Elliman Realty believes that its major competitors in 2013 will also increasingly include multi-office real estate organizations, such as GMAC Home Services, NRT LLC (whose affiliates include the New York City-based Corcoran Group) and other privately owned companies. Residential brokerage firms compete for sales and marketing business primarily on the basis of services offered, reputation, personal contacts, and, recently to a greater degree, price.

In its mortgage loan origination business, DE Capital competes with other mortgage originators. These include mortgage brokers, mortgage bankers, state and national banks, and thrift institutions.

Government Regulation. Several facets of real estate brokerage businesses are subject to government regulation. For example, their real estate sales and marketing divisions are licensed as real estate brokers in the states in which they conduct their real estate brokerage businesses. In addition, their real estate sales associates must be licensed as real estate brokers or salespersons in the states in which they do business. Future expansion of the real estate brokerage operations of Douglas Elliman Realty's brokerage operations into new geographic markets may subject it to similar licensing requirements in other states.

A number of states and localities have adopted laws and regulations imposing environmental controls, disclosure rules, zoning and other land use restrictions, which can materially impact the marketability of certain real estate. However, Douglas Elliman Realty's brokerage operations does not believe that compliance with environmental, zoning and land use laws and regulations has had, or will have, a materially adverse effect on its financial condition or operations.

In DE Capital's mortgage business, mortgage loan origination and funding activities are subject to the Equal Credit Opportunity Act, the Federal Truth-in-Lending Act, the Real Estate Settlement Procedures Act, and the regulations promulgated thereunder which prohibit discrimination and require the disclosure of certain information to borrowers concerning credit and settlement costs. DE Capital is subject to regulation by state banking departments and by the Federal Office of Currency Control.

Franchises and Trade Names. In December 2002, Douglas Elliman of LI, LLC renewed for an additional ten-year term its franchise agreement with Prudential which granted it an exclusive franchise, subject to various exceptions and to meeting annual revenue thresholds, in New York for the counties of Nassau and Suffolk on Long Island. In addition, in June 2004, Douglas Elliman of LI, LLC was granted an exclusive franchise, subject to various exceptions and to meeting annual revenue thresholds, with respect to the boroughs of Brooklyn and Queens. In March 2003, Douglas Elliman entered into a ten-year franchise agreement with Prudential granting it an exclusive franchise, subject to various exceptions and to meeting annual revenue thresholds, for Manhattan. In 2010, that agreement was amended to grant Douglas Elliman an exclusive franchise for six northern Westchester offices.

Douglas Elliman Realty is in discussions with Prudential related to certain matters in connection with the franchise agreements, and Douglas Elliman Realty has elected to cease operating as a Prudential franchisee. Douglas Elliman Realty is seeking a resolution of these matters. The stated initial expiration date of the franchise agreements is March 13, 2013 unless Douglas Elliman Realty chooses to renew the franchise agreements prior to March 13, 2013. As a result of the termination or expiration of the franchise agreements, in accordance with the terms of the Limited Liability Company Operating Agreement, Douglas Elliman Realty is required to redeem the approximate 20% equity interest owned by a former affiliate of Prudential. The redemption price for such equity interest is to be determined through an appraisal process in accordance with the terms of Douglas Elliman Realty's Limited Liability Company Operating Agreement. Douglas Elliman Realty expects to resolve this matter in 2013.

The "Douglas Elliman" trade name is a registered trademark in the United States. The name has been synonymous with the most exacting standards of excellence in the real estate industry since Douglas Elliman's formation in 1911. Other trademarks used extensively in Douglas Elliman's business, which are owned by Douglas Elliman Realty and registered in the United States, include "We are New York", "Bringing People and Places Together", "If You Clicked Here You'd Be Home Now" and "Picture Yourself in the Perfect Home".

The taglines "From Manhattan to Montauk" and "askelliman.com" are used extensively in the Douglas Elliman Realty's brokerage operations. In addition, Douglas Elliman Realty's brokerage operation continues to use the trade names of certain companies that it has acquired.

Residential Property Management Business. Douglas Elliman Realty is also engaged in the management of cooperatives, condominiums and apartments though its subsidiary, Residential Management Group, LLC, which conducts business as Douglas Elliman Property Management and is the leading manager of apartments, cooperatives and condominiums in the New York metropolitan area according to a survey in the September 2009 issue of *The Real Deal.* Residential Management Group provides full service third-party fee management for approximately 335 properties, representing approximately 46,000 units in New York City, Nassau County, Northern New Jersey and Westchester County. In January 2010, Residential Management Group acquired the assets of Bellmarc Property Management, a company which managed approximately 50 buildings in Manhattan with approximately 5,000 units. Residential Management Group is seeking to continue to expand its property management business in the greater metropolitan New York area in 2013. Among the notable properties currently managed are the Dakota, Museum Tower, Worldwide Plaza, London Terrace, Olympic Tower Condominium, Manhattan House, CitySpire Condominium and The Sovereign buildings in New York City. Residential Management Group employs approximately 255 people, of whom approximately 180 work at Residential Management Group's headquarters and the remainder at remote offices in the New York metropolitan area.

Real Estate Investments

New Valley seeks to acquire investment interests in various real estate projects both domestically and internationally through debt and equity investments. The real estate investments include the following projects:

- *Escena.* Development of a 450-acre approved master planned community in Palm Springs, California.
- *701 Seventh Avenue.* Construct a 340,000 square foot multi-use project located in Times Square which will include retail space, hotel space and signage.

- *11 Beach Street.* Convert an existing office building located in Manhattan into a luxury residential condominium.
- *East 68th Street.* Convert a 12-story residential rental building located in Manhattan into a luxury residential condominium.
- *Queens Plaza.* Construct a 350,000 square foot luxury residential rental building located in Queens, New York.
- *1107 Broadway.* Convert a 260,000 square foot office building located in Manhattan into a luxury residential condominium.
- *Chrystie Street.* Develop a 250,000 square foot mixed use project located in Manhattan to include hotel space and a residential condominium.
- *Maryland Portfolio.* Operate and improve a portfolio of over 5,000 garden apartment rental units in 10 locations in Maryland.
- *Sesto Holdings.* Develop a 322 acre site in Milan, Italy to be developed into multi-parcel, multi-building mixed use urban regeneration project.
- *Hotel Taiwana.* Redevelop a luxury hotel located on St. Barts, French West Indies.

For additional information concerning these investments, see Note 16 to our consolidated financial statements.

Ladenburg Thalmann

New Valley owned, as of December 31, 2012, 13,891,205 common shares of Ladenburg Thalmann Financial Services Inc. (NYSE Amex: LTS), which represents approximately 8% of the LTS shares. LTS is the parent of New Valley's former subsidiary, Ladenburg Thalmann & Co. Inc., which has been a member of the New York Stock Exchange since 1879. LTS is registered under the Securities Act of 1934 and files periodic reports and other information with the SEC.

Three of our directors, Howard M. Lorber, Henry C. Beinstein and Jeffrey S. Podell, also serve as directors of LTS. Mr. Lorber also serves as Vice Chairman of LTS. Richard J. Lampen, who along with Mr. Lorber is an executive officer of ours, also serves as a director of LTS and has served as the President and Chief Executive Officer of LTS since September 2006. In September 2006, we entered into an agreement with LTS where we agreed to make available the services of Mr. Lampen as well as other financial, accounting and tax services. LTS paid us $750,000, $600,000, and $600,000 for 2012, 2011 and 2010, respectively, related to the agreement and will pay us at a rate of $750,000 per year in 2013. These amounts are recorded as a reduction to our operating, selling, administrative and general expenses. LTS paid compensation of $600,000, $500,000 and $200,000 for 2012, 2011 and 2010, respectively, to each of Mr. Lorber and Mr. Lampen in connection with their services. See Note 14 to our consolidated financial statements.

In November 2011, we were part of a consortium, which included Dr. Phillip Frost, who is the beneficial owner of approximately 18.5% of our common stock, and Mr. Lampen, that agreed to provide a loan to LTS. The five-year note was approximately $160.7 million, bears an interest rate of 11% per annum, paid a 0.50% funding fee and issued 10,713,333 warrants to purchase LTS shares at $1.68 per share to the consortium. LTS has the ability to pay 4% of the 11% interest owed on the note by payment-in-kind for the first two years of the note. LTS is required to repay 10% of the note by December 31, 2014, 10% by December 31, 2015 and the remaining 80% by November 4, 2016. We lent LTS $15 million and received 1,000,000 warrants.

Other Investments

Castle Brands. In October 2008, we acquired for $4 million an approximate 11% interest in Castle Brands Inc. (NYSE Amex: ROX), a publicly traded developer and importer of premium branded spirits. Mr. Lampen is serving as the President, Chief Executive Officer and a director of Castle. In October 2008, we entered into an agreement with Castle where we agreed to make available the services of Mr. Lampen as well as other financial, accounting and tax services. We recognized management fees of $100,000 in each of 2012, 2011 and 2010, under the agreement and Castle has agreed to pay us $100,000 per year in 2013. In

December 2009, we were part of a consortium, which included Dr. Frost and Mr. Lampen, that agreed to provide a line of credit to Castle. The three-year line was for a maximum amount of $2.5 million, bore interest at a rate of 11% per annum on amounts borrowed, paid a 1% annual commitment fee and was collateralized by Castle's receivables and inventory. Our commitment under the line was $900,000; all of which was outstanding under the credit line as of December 31, 2010. The amount was repaid on October 14, 2011. In December 2010, we were part of a consortium, which included Dr. Frost and Mr. Lampen, that lent $1.0 million to Castle. We lent $200,000 of this amount and received a note bearing interest at a rate of 11% per annum. During 2011, $217,000 of principal and outstanding interest associated with this note was exchanged for shares of Castle's convertible preferred stock and warrants.

Long-Term Investments. As of December 31, 2012, long-term investments consisted primarily of investments in investment partnerships of approximately $22.8 million. In the future, we may invest in other investments including limited partnerships, real estate investments, equity securities, debt securities and certificates of deposit depending on risk factors and potential rates of return.

Employees

At December 31, 2012, we had 587 employees, of which approximately 297 were employed at Liggett's Mebane facility and approximately 271 were employed in sales and administrative functions at LVB. Approximately 39% of our employees are hourly employees, who are represented by unions. We have not experienced any significant work stoppages since 1977, and we believe that relations with our employees and their unions are satisfactory.

Available Information

Our website address is *www.vectorgroupltd.com.* We make available free of charge on the Investor Relations section of our website (*http://vectorgroupltd.com/invest.asp*) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission. We also make available through our website other reports filed with the SEC under the Exchange Act, including our proxy statements and reports filed by officers and directors under Section 16(a) of that Act. Copies of our Code of Business Conduct and Ethics, Corporate Governance Guidelines, Audit Committee charter, Compensation Committee charter and Corporate Governance and Nominating Committee charter have been posted on the Investor Relations section of our website and are also available in print to any shareholder who requests it. We do not intend for information contained in our website to be part of this Annual Report on Form 10-K.

ITEM 1A. *RISK FACTORS*

Our business faces many risks. We have described below the known material risks that we and our subsidiaries face. There may be additional risks that we do not yet know of or that we do not currently perceive to be significant that may also impact our business or the business of our subsidiaries. Each of the risks and uncertainties described below could lead to events or circumstances that have a material adverse effect on the business, results of operations, cash flows, financial condition or equity of us or one or more of our subsidiaries, which in turn could negatively affect the value of our common stock. You should carefully consider and evaluate all of the information included in this report and any subsequent reports that we may file with the Securities and Exchange Commission or make available to the public before investing in any securities issued by us.

We have significant liquidity commitments.

During 2013, we have certain liquidity commitments that could require the use of our existing cash resources. As of December 31, 2012, our corporate expenditures (exclusive of Liggett, Vector Tobacco and New Valley) and other potential liquidity requirements over the next 12 months included the following:

- cash interest expense of approximately $101.6 million,
- dividends on our outstanding common shares (currently at an annual rate of approximately $143.9 million), and
- other corporate expenses and taxes.

In order to meet the above liquidity requirements as well as other liquidity needs in the normal course of business, we will be required to use cash flows from operations and existing cash and cash equivalents. Should these resources be insufficient to meet the upcoming liquidity needs, we may also be required to liquidate investment securities available for sale and other long-term investments, or, if available, draw on Liggett's credit facility. While there are actions we can take to reduce our liquidity needs, there can be no assurance that such measures can be achieved.

We and our subsidiaries have a substantial amount of indebtedness.

We and our subsidiaries have significant indebtedness and debt service obligations. At December 31, 2012, we and our subsidiaries had total outstanding indebtedness of $897.5 million. Approximately $157.5 million of our 6.75% convertible notes mature in 2014. We are required to offer to repurchase on June 15, 2016 the remaining $43.2 million of our convertible debentures due 2026. We incurred an additional $230 million of indebtedness in connection with our November 2012 offering of 7.5% variable interest convertible notes due 2019. The convertible notes due 2019 are our senior unsecured obligations and are effectively subordinated to any of our secured indebtedness to the extent of the assets securing such indebtedness. The convertible notes due 2019 are also structurally subordinated to all liabilities and commitments of our subsidiaries.

We retired in February 2012 $336.3 million of the $415 million outstanding of our 11% senior secured notes due 2015. The remaining $78.7 million of our 11% senior secured notes have been called and will be retired on March 12, 2013. We incurred an additional $450 million of indebtedness in connection with the February 2013 offering of our 7.75% senior secured notes due 2021.

In addition, subject to the terms of any future agreements, we and our subsidiaries will be able to incur additional indebtedness in the future. There is a risk that we will not be able to generate sufficient funds to repay our debt. If we cannot service our fixed charges, it would have a material adverse effect on our business and results of operations.

Our high level of debt may adversely affect our ability to satisfy our obligations.

There can be no assurance that we will be able to meet our debt service obligations. A default in our debt obligations, including a breach of any restrictive covenant imposed by the terms of our indebtedness, could result in the acceleration of the affected debt as well as other of our indebtedness. In such a situation, it is unlikely that we would be able to fulfill our obligations under the debt or such other indebtedness or that we would otherwise be able to repay the accelerated indebtedness or make other required payments. Even in the absence of an acceleration of our indebtedness, a default under the terms of our indebtedness could have an adverse impact on our ability to satisfy our debt service obligations and on the trading price of our debt and our common stock.

Our high level of indebtedness could have important consequences. For example, it could:

- make it more difficult for us to satisfy our other obligations with respect to our debt, including repurchase obligations upon the occurrence of specified change of control events;
- increase our vulnerability to general adverse economic and industry conditions;
- limit our ability to obtain additional financing;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, reducing the amount of our cash flow available for dividends on our common stock and other general corporate purposes;
- require us to sell other securities or to sell some or all of our assets, possibly on unfavorable terms, to meet payment obligations;
- restrict us from making strategic acquisitions, investing in new capital assets or taking advantage of business opportunities;
- limit our flexibility in planning for, or reacting to, changes in our business and industry; and
- place us at a competitive disadvantage compared to competitors that have less debt.

We are a holding company and depend on cash payments from our subsidiaries, which are subject to contractual and other restrictions, in order to service our debt and to pay dividends on our common stock.

We are a holding company and have no operations of our own. We hold our interests in our various businesses through our wholly-owned subsidiaries, VGR Holding LLC and New Valley. In addition to our own cash resources, our ability to pay interest on our debt and to pay dividends on our common stock depends on the ability of VGR Holding and New Valley to make cash available to us. VGR Holding's ability to pay dividends to us depends primarily on the ability of Liggett, its wholly-owned subsidiary, to generate cash and make it available to VGR Holding. Liggett's revolving credit agreement with Wells Fargo Bank, N.A. contains a restricted payments test that limits the ability of Liggett to pay cash dividends to VGR Holding. The ability of Liggett to meet the restricted payments test may be affected by factors beyond its control, including Wells Fargo's unilateral discretion, if acting in good faith, to modify elements of such test.

Our receipt of cash payments, as dividends or otherwise, from our subsidiaries is an important source of our liquidity and capital resources. If we do not have sufficient cash resources of our own and do not receive payments from our subsidiaries in an amount sufficient to repay our debts and to pay dividends on our common stock, we must obtain additional funds from other sources. There is a risk that we will not be able to obtain additional funds at all or on terms acceptable to us. Our inability to service these obligations and to continue to pay dividends on our common stock would significantly harm us and the value of our common stock.

Our 7.75% senior secured notes contain restrictive covenants that limit our operating flexibility.

The indenture governing our 7.75% senior secured notes due 2021 contains covenants that, among other things, restrict our ability to take specific actions, even if we believe them to be in our best interest, including restrictions on our ability to:

- incur or guarantee additional indebtedness or issue preferred stock;
- pay dividends or distributions on, or redeem or repurchase, capital stock;
- create liens with respect to our assets;
- make investments, loans or advances;

- prepay subordinated indebtedness;
- enter into transactions with affiliates; and
- merge, consolidate, reorganize or sell our assets.

In addition, Liggett's revolving credit agreement requires us to meet specified financial ratios. These covenants may restrict our ability to expand or fully pursue our business strategies. Our ability to comply with these and other provisions of the indenture governing the senior secured notes and the Liggett revolving credit agreement may be affected by changes in our operating and financial performance, changes in general business and economic conditions, adverse regulatory developments or other events beyond our control. The breach of any of these covenants, including those contained in the indenture governing the senior secured notes and the Liggett's credit agreement, could result in a default under our indebtedness, which could cause those and other obligations to become due and payable. If any of our indebtedness is accelerated, we may not be able to repay it.

The indenture governing the senior secured notes contain restrictive covenants, which, among other things, restrict our ability to pay certain dividends or make other restricted payments or enter into transactions with affiliates if our Consolidated EBITDA, as defined in the indenture, is less than $75 million for the four quarters prior to such transaction. Our Consolidated EBITDA for the four quarters ended December 31, 2012 exceeded $75 million.

Changes in respect of the debt ratings of our notes may materially and adversely affect the availability, the cost and the terms and conditions of our debt.

Both we and several issues of our notes have been publicly rated by Moody's Investors Service, Inc., or Moody's, and Standard & Poor's Rating Services, or S&P, independent rating agencies. In addition, future debt instruments may be publicly rated. These debt ratings may affect our ability to raise debt. Any future downgrading of the notes or our other debt by Moody's or S&P may affect the cost and terms and conditions of our financings and could adversely affect the value and trading of the notes.

Liggett faces intense competition in the domestic tobacco industry.

Liggett is considerably smaller and has fewer resources than its major competitors, and, as a result, has a more limited ability to respond to market developments. Management Science Associates' data indicate that the three largest cigarette manufacturers controlled approximately 84.9% of the United States cigarette market during 2012. Philip Morris is the largest manufacturer in the market, and its profits are derived principally from its sale of premium cigarettes. Philip Morris had approximately 61.7% of the premium segment and 47.1% of the total domestic market during 2012. During 2012, all of Liggett's sales were in the discount segment, and its share of the total domestic cigarette market was 3.5%. Philip Morris and RJ Reynolds, the two largest cigarette manufacturers, have historically, because of their dominant market share, been able to determine cigarette prices for the various pricing tiers within the industry.

Philip Morris and RJ Reynolds dominate the domestic cigarette market and had a combined market share of approximately 71.1% at December 31, 2012. This concentration of United States market share could make it more difficult for Liggett and Vector Tobacco to compete for shelf space in retail outlets and could impact price competition in the market, either of which could have a material adverse effect on their sales volume, operating income and cash flows, which in turn could negatively affect the value of our common stock.

Liggett's business is highly dependent on the discount cigarette segment.

Liggett depends more on sales in the discount cigarette segment of the market, relative to the full-price premium segment, than its major competitors. Since 2004, all of Liggett's unit volume was generated in the discount segment. The discount segment is highly competitive, with consumers having less brand loyalty and placing greater emphasis on price. While the three major manufacturers all compete with Liggett in the discount segment of the market, the strongest competition for market share has come from a group of smaller manufacturers and importers, most of which sell low quality, deep discount cigarettes. While Liggett's share of the discount market was 12.1% in 2012, 12.8% in 2011 and 11.9% in 2010, Management Science Associates' data indicate that the discount market share of these other smaller manufacturers and importers was approximately 34.4% in 2012, 34.1% in 2011, and 38.5% in 2010. If pricing in the discount market continues to be impacted by these smaller manufacturers and importers, margins in Liggett's only current market segment could be negatively affected, which in turn could negatively affect the value of our common stock.

Liggett's market share is susceptible to decline.

For a number of years prior to 2000, Liggett suffered a substantial decline in market share. Liggett's market share declined in 2012, after having increased during each of the years between 2000 and 2011 (except for 2008, which was unchanged). This earlier market share erosion resulted in part from Liggett's highly leveraged capital structure that existed until December 1998 and its limited ability to match other competitors' wholesale and retail trade programs, obtain retail shelf space for its products and advertise its brands. These declines also resulted from adverse developments in the tobacco industry, intense competition and changes in consumer preferences which have continued up to the current time. According to Management Science Associates' data, Liggett's overall domestic market share during 2012 was 3.5% compared to 3.8% during 2011, and 3.5% during 2010. Liggett's share of the discount segment was 12.1% during 2012, 12.8% during 2011 and 11.9% during 2010. Liggett's market share declined by 0.7% in 2012, and if it were to decline substantially in the future, Liggett's sales volume, operating income and cash flows could be materially adversely affected, which in turn could negatively affect the value of our common stock.

The domestic cigarette industry has experienced declining unit sales in recent periods.

Industry-wide shipments of cigarettes in the United States have been declining for a number of years, with Management Science Associates' data indicating that domestic industry-wide shipments decreased by approximately 2.2% in 2012 as compared to 2011, and by approximately 3.5% in 2011 as compared to 2010. We believe that industry-wide shipments of cigarettes in the United States will continue to decline as a result of numerous factors. These factors include health considerations, diminishing social acceptance of smoking, and a wide variety of federal, state and local laws limiting smoking in restaurants, bars and other public places, as well as increases in federal and state excise taxes and settlement-related expenses which have contributed to high cigarette price levels in recent years. If this decline in industry-wide shipments continues and Liggett is unable to capture market share from its competitors, or if the industry as a whole is unable to offset the decline in unit sales with price increases, Liggett's sales volume, operating income and cash flows could be materially adversely affected, which in turn could negatively affect the value of our common stock.

Our tobacco operations are subject to substantial and increasing legislation, regulation and taxation, which has a negative effect on revenue and profitability.

Tobacco products are subject to substantial federal and state excise taxes in the United States. These taxes may continue to increase. On April 1, 2009, the federal excise tax increased from $0.39 to $1.01 per pack of cigarettes, and significant tax increases on other tobacco products, to fund expansion of the State Children's Health Insurance Program, referred to as SCHIP. The increases in federal excise tax under SCHIP are substantial, and, as a result, Liggett's sales volume and profitability has been and may continue to be adversely impacted. In addition, SCHIP created certain tax differentials between certain types of tobacco products. This has caused a dramatic increase in the sale of pipe tobacco as a substitute for roll-your-own, which has directly impacted sales of cigarettes.

In addition to federal and state excise taxes, certain city and county governments also impose substantial excise taxes on tobacco products sold. Increased excise taxes are likely to result in declines in overall sales volume and shifts by consumers to less expensive brands.

A wide variety of federal, state and local laws limiting the advertising, sale and use of cigarettes have proliferated in recent years. For example, many local laws prohibit smoking in restaurants and other public places. Private businesses also have adopted regulations that prohibit or restrict, or are intended to discourage, smoking. Such laws and regulations also are likely to result in a decline in the overall sales volume of cigarettes.

Over the years, various state and local governments have continued to regulate tobacco products. These regulations relate to, among other things, disclosure of ingredient information, the imposition of significantly higher taxes, increases in the minimum age to purchase tobacco products, sampling and advertising bans or restrictions, ingredient and constituent disclosure requirements and significant tobacco control media campaigns. Additional state and local legislative and regulatory actions will likely be considered in the future, including, among other things, restrictions on the use of flavorings.

In addition to the foregoing, there have been a number of other restrictive regulatory actions from various federal administrative bodies, including the United States Environmental Protection Agency and the Food and Drug Administration ("FDA"). There have also been adverse legislative and political decisions and other unfavorable developments concerning cigarette smoking and the tobacco industry. Legislation was passed by Congress providing for regulation of cigarettes by FDA. These developments generally receive widespread media attention. Additionally, a majority of states have passed legislation providing for reduced ignition propensity standards for cigarettes. These developments may negatively affect the perception of potential triers of fact with respect to the tobacco industry, possibly to the detriment of certain pending litigation, and may prompt the commencement of additional similar litigation or legislation. We are not able to evaluate the effect of these developing matters on pending litigation or the possible commencement of additional litigation, but our consolidated financial position, results of operations or cash flows could be materially adversely affected.

Additional federal or state regulation relating to the manufacture, sale, distribution, advertising, labeling, or information disclosure of tobacco products could further reduce sales, increase costs and have a material adverse effect on our business.

The Family Smoking Prevention and Tobacco Control Act may adversely affect our sales and operating profit.

On June 22, 2009, the President signed into law the "Family Smoking Prevention and Tobacco Control Act" (Public Law 111-31). The law grants FDA broad authority over the manufacture, sale, marketing and packaging of tobacco products, although FDA is prohibited from issuing regulations banning all cigarettes or all smokeless tobacco products, or requiring the reduction of nicotine yields of a tobacco product to zero. Among other measures, the law (under various deadlines):

- increases the number of health warnings required on cigarette and smokeless tobacco products, increases the size of warnings on packaging and in advertising, requires FDA to develop graphic warnings for cigarette packages, and grants FDA authority to require new warnings;
- requires practically all tobacco product advertising to eliminate color and imagery and instead consist solely of black text on white background;
- imposes new restrictions on the sale and distribution of tobacco products, including significant new restrictions on tobacco product advertising and promotion, as well as the use of brand and trade names;
- bans the use of "light," "mild," "low" or similar descriptors on tobacco products;
- bans the use of "characterizing flavors" in cigarettes other than tobacco or menthol;
- gives FDA the authority to impose tobacco product standards that are appropriate for the protection of the public health (by, for example, requiring reduction or elimination of the use of particular constituents or components, requiring product testing, or addressing other aspects of tobacco product construction, constituents, properties or labeling);
- requires manufacturers to obtain FDA review and authorization for the marketing of certain new or modified tobacco products;
- requires pre-market approval by FDA for tobacco products represented (through labels, labeling, advertising, or other means) as presenting a lower risk of harm or tobacco-related disease;
- requires manufacturers to report ingredients and harmful constituents and requires FDA to disclose certain constituent information to the public;
- mandates that manufacturers test and report on ingredients and constituents identified by FDA as requiring such testing to protect the public health, and allows FDA to require the disclosure of testing results to the public;

- requires manufacturers to submit to FDA certain information regarding the health, toxicological, behavioral or physiological effects of tobacco products;
- prohibits use of tobacco containing a pesticide chemical residue at a level greater than allowed under federal law;
- requires FDA to establish "good manufacturing practices" to be followed at tobacco manufacturing facilities;
- requires tobacco product manufacturers (and certain other entities) to register with FDA;
- authorizes FDA to require the reduction of nicotine (although it may not require the reduction of nicotine yields of a tobacco product to zero) and the potential reduction or elimination of other constituents, including menthol;
- imposes (and allows FDA to impose) various recordkeeping and reporting requirements on tobacco product manufacturers;
- grants FDA the regulatory authority to impose broad additional restrictions; and
- imposes user fees on tobacco product manufacturers.

It is likely that the new tobacco law could result in a decrease in cigarette sales in the United States, including sales of Liggett's and Vector Tobacco's brands. Total compliance and related costs are not possible to predict and depend substantially on the future requirements imposed by FDA under the new tobacco law. Costs, however, could be substantial and could have a material adverse effect on the companies' financial condition, results of operations, and cash flows. In addition, FDA has a number of investigatory and enforcement tools available to it. We are aware, for example, that FDA has already requested company-specific information from competitors. FDA has also initiated a program to award contracts to states to assist with compliance and enforcement activities. Failure to comply with the new tobacco law and with FDA regulatory requirements could result in significant financial penalties and could have a material adverse effect on the business, financial condition and results of operation of both Liggett and Vector Tobacco. At present, we are not able to predict whether the new tobacco law will impact Liggett and Vector Tobacco to a greater degree than other companies in the industry, thus affecting its competitive position.

Litigation will continue to harm the tobacco industry.

Liggett could be subjected to substantial liabilities and bonding requirements from litigation relating to cigarette products. Adverse litigation outcomes could have a negative impact on our ability to operate due to their impact on cash flows. We and our Liggett subsidiary, as well as the entire cigarette industry, continue to be challenged on numerous fronts, particularly with respect to the *Engle* progeny cases in Florida (described below). New cases continue to be commenced against Liggett and other cigarette manufacturers. As of December 31, 2012, there were approximately 5,037 *Engle* progeny cases, 69 individual product liability lawsuits, four purported class actions and one health care cost recovery action pending in the United States in which Liggett and/or us were named defendants. It is likely that similar legal actions, proceedings and claims will continue to be filed against Liggett. Punitive damages, often in amounts ranging into the billions of dollars, are specifically pled in certain cases, in addition to compensatory and other damages. It is possible that there could be adverse developments in pending cases including the certification of additional class actions. An unfavorable outcome or settlement of pending tobacco-related litigation could encourage the commencement of additional litigation. In addition, an unfavorable outcome in any tobacco-related litigation could have a material adverse effect on our consolidated financial position, results of operations or cash flows. Liggett could face difficulties in obtaining a bond to stay execution of a judgment pending appeal.

In September 1999, a civil lawsuit was filed by the United States federal government seeking disgorgement of approximately $289.0 billion from various cigarette manufacturers, including Liggett. In August 2006, the trial court entered a Final Judgment and Remedial Order against each of the cigarette manufacturing defendants, except Liggett. The Final Judgment, among other things, ordered the following relief against the non-Liggett defendants: (i) defendants are enjoined from committing any act of racketeering concerning the manufacturing, marketing, promotion, health consequences or sale of cigarettes in the United

States; (ii) defendants are enjoined from making any material false, misleading, or deceptive statement or representation concerning cigarettes that persuades people to purchase cigarettes; and (iii) defendants are permanently enjoined from utilizing "lights", "low tar", "ultra lights", "mild" or "natural" descriptors, or conveying any other express or implied health messages in connection with the marketing or sale of cigarettes as of January 1, 2007. No monetary damages were awarded other than the government's costs. To the extent that the Final Judgment leads to a decline in industry-wide shipments of cigarettes in the United States or otherwise imposes regulations which adversely affect the industry, Liggett's sales volume, operating income and cash flows could be materially adversely affected, which in turn could negatively affect the value of our common stock.

Liggett Only Cases. There are currently eight cases pending where Liggett is the only remaining tobacco company defendant. Cases where Liggett is the only defendant could increase substantially as a result of the *Engle* progeny cases.

As new product liability cases are commenced against Liggett, the costs associated with defending these cases and the risks relating to the inherent unpredictability of litigation continue to increase.

Individual tobacco-related cases have increased as a result of the Florida Supreme Court's ruling in Engle.

In May 2003, a Florida intermediate appellate court overturned a $790.0 million punitive damages award against Liggett and decertified the *Engle* v. *R. J. Reynolds Tobacco Co.* smoking and health class action. In July 2006, the Florida Supreme Court affirmed in part and reversed in part the May 2003 intermediate appellate court decision. Among other things, the Florida Supreme Court affirmed the decision decertifying the class on a prospective basis and the order vacating the punitive damages award, but preserved several of the trial court's Phase I findings (including that: (i) smoking causes lung cancer, among other diseases; (ii) nicotine in cigarettes is addictive; (iii) defendants placed cigarettes on the market that were defective and unreasonably dangerous; (iv) the defendants concealed material information; (v) all defendants sold or supplied cigarettes that were defective; and (vi) all defendants were negligent) and allowed plaintiffs to proceed to trial on individual liability issues (using the above findings) and compensatory and punitive damage issues, provided they commence their individual lawsuits within one year of the date the court's decision became final on January 11, 2007, the date of the court's mandate. In December 2006, the Florida Supreme Court added the finding that defendants sold or supplied cigarettes that, at the time of sale or supply, did not conform to the representations made by defendants.

In June 2002, the jury in a Florida state court action entitled *Lukacs v. R.J. Reynolds Tobacco Company*, awarded $37.5 million in compensatory damages, jointly and severally, in a case involving Liggett and two other cigarette manufacturers, which amount was subsequently reduced by the Court. The jury found Liggett 50% responsible for the damages incurred by the plaintiff. The *Lukacs* case was the first case to be tried as an individual *Engle* class member suit following entry of final judgment by the *Engle* trial court. In November 2008, the court entered final judgment in the amount of $24.835 million (for which Liggett was 50% responsible), plus interest from June 2002. After the appellate court affirmed the decision, Liggett paid its share of the award including interest and attorney's fees ($14.361 million).

Pursuant to the Florida Supreme Court's July 2006 ruling in *Engle*, former class members had one year from January 11, 2007 to file individual lawsuits. In addition, some individuals who filed suit prior to January 11, 2007, and who claim they meet the conditions in *Engle*, are attempting to avail themselves of the *Engle* ruling. Lawsuits by individuals requesting the benefit of the *Engle* ruling, whether filed before or after the January 11, 2007 mandate, are referred to as the "*Engle* progeny cases". As of December 31, 2012, there were 5,037 *Engle* progeny cases pending where Vector, Liggett, and other cigarette manufacturers were named as defendants. These cases include approximately 6,215 plaintiffs. As of December 31, 2012, there were 27 *Engle* progeny cases currently scheduled for trial in 2013. Through January 31, 2013, eight adverse verdicts have been entered against Liggett in *Engle* progeny cases. Two of these were affirmed on appeal and were satisfied by Liggett. The remaining verdicts are at various stages of appeal although appellate efforts, to date, have not been successful. The potential range of loss is between $0 and $16.2 million, plus interest and attorney fees, for the six cases currently on appeal.

It is possible that additional cases could be decided unfavorably and that there could be further adverse developments in the *Engle* case. Liggett may enter into discussions in an attempt to settle particular cases if it believes it is appropriate to do so. We cannot predict the cash requirements related to any future settlements and judgments, including cash required to bond any appeals, and there is a risk that those requirements will not be able to be met.

Excise tax increases adversely affect cigarette sales.

Cigarettes are subject to substantial and increasing federal, state and local excise taxes. In February 2009, Federal legislation to reauthorize SCHIP, which includes funding provisions that increase the federal cigarette excise tax from $0.39 to $1.01 per pack, was enacted, effective April 1, 2009. Additional increases in the federal cigarette excise tax have been proposed by Congress. State excise taxes vary considerably and, when combined with sales taxes, local taxes and the federal excise tax, may exceed $4.00 per pack. Various states and other jurisdictions are considering, or have pending, legislation proposing further state excise tax increases. Management believes increases in excise and similar taxes have had, and will continue to have, an adverse effect on sales of cigarettes.

Liggett may have additional payment obligations under the Master Settlement Agreement.

NPM Adjustment. In March 2006, an economic consulting firm selected pursuant to the MSA determined that the MSA was a "significant factor contributing to" the loss of market share of Participating Manufacturers for 2003. This is known as the "NPM Adjustment." The economic consulting firm subsequently rendered the same decision with respect to 2004 and 2005. In March 2009, a different economic consulting firm made the same determination for 2006. As a result, the manufacturers are entitled to potential NPM Adjustments to their 2003, 2004, 2005 and 2006 MSA payments. The Participating Manufacturers are also entitled to potential NPM Adjustments to their 2007, 2008 and 2009 payments pursuant to an agreement entered into in June 2009 between the OPMs and the settling states under which the OPMs agreed to make certain payments for the benefit of the settling states, in exchange for which the settling states stipulated that the MSA was a "significant factor contributing to" the loss of market share of Participating Manufacturers in 2007, 2008 and 2009. A settling state that has diligently enforced its qualifying escrow statute in the year in question may be able to avoid application of the NPM Adjustment to the payments made by the manufacturers for the benefit of that state or territory.

For 2003 – 2012 Liggett and Vector Tobacco, as applicable, disputed that they owe the Settling States the NPM Adjustments as calculated by the Independent Auditor. As permitted by the MSA, Liggett and Vector Tobacco withheld payment associated with these NPM Adjustment amounts. For 2003, Liggett and Vector Tobacco paid the NPM adjustment amount of $9.3 million to the Settling States although both companies continue to dispute this amount is owed. The total amount withheld (or paid into a disputed payment account) by Liggett and Vector Tobacco for 2004 – 2012 was $62.0 million. At December 31, 2012 included in "Other assets" on our consolidated balance sheet was a non-current receivable of $6.5 million relating to the $9.3 million payment. Arbitration of the 2003 NPM Adjustment is pending. Liggett is currently engaged in an arbitration with the states over the NPM Adjustment.

The following amounts have not been expensed by the Company as they relate to Liggett and Vector Tobacco's NPM Adjustment claims for 2003 through 2009: $6.5 million for 2003, $3.8 million for 2004 and $800,000 for 2005.

"Gross" v. "Net" Calculations. In October 2004, the independent auditor notified Liggett and all other Participating Manufacturers that their payment obligations under the MSA, dating from the agreement's execution in late 1998, had been recalculated using "net" units, rather than "gross" units (which had been used since 1999).

Liggett objected to this retroactive change and disputed the change in methodology. Liggett contends that the retroactive change from "gross" to "net" units is impermissible for several reasons, including:

- use of "net" units is not required by the MSA (as reflected by, among other things, the use of "gross" units through 2005);
- such a change is not authorized without the consent of affected parties to the MSA;
- the MSA provides for four-year time limitation periods for revisiting calculations and determinations, which precludes recalculating Liggett's 1997 Market Share (and thus, Liggett's market share exemption); and
- Liggett and others have relied upon the calculations based on "gross" units since 1998.

The change in the method of calculation could have resulted in Liggett owing as much as $38,800 of additional MSA payments for prior years, including interest, because the proposed change from "gross" to "net" units would have lowered Liggett's grandfathered market share exemption under the MSA. We estimated that Liggett's future annual MSA payments would have been at least approximately $2,500 higher if the method of calculation was changed. In August 2011, Liggett received notice from several states seeking to initiate arbitration as to this matter. In December 2012, the parties arbitrated the dispute before a panel of three arbitrators. On February 14, 2013, the arbitrators issued a decision granting the relief sought by Liggett. The arbitrators ruled that the limitations provisions of the MSA precluded the independent auditor from recalculating Liggett's grandfathered market share exemption or Liggett's payment obligations beyond the last four years. The arbitrators further ruled that, for purposes of calculating Liggett's payment obligations for the applicable years, Liggett's market share should be calculated on a "net" basis, increased by a factor of 1.25%. Liggett is in the process of seeking reconsideration of the part of the arbitrators' decision that would require the 1.25% increase in Liggett's market share. If the arbitrator's ruling is not modified, Liggett would be required to pay approximately $11,300 for the last four years and approximately $2,000 for 2012. We cannot quantify future annual obligations as a result of the ruling. Liggett accrued $5,000 in the accompanying consolidated financial statements for any potential liability relating to the "gross" v. "net" dispute. There can be no assurance that Liggett will be successful in seeking modification of the award or that Liggett will not be required to make additional payments, which could adversely affect our consolidated financial position, results of operations and cash flows.

Liggett may have additional payment obligations under its state settlements.

In 2004, the Attorneys General for each of Florida, Mississippi and Texas advised Liggett that they believed that Liggett had failed to make all required payments under the respective settlement agreements with these states for the period 1998 through 2003 and that additional payments may be due for 2004 and subsequent years. Liggett believes these allegations are without merit, based, among other things, on the language of the most favored nation provisions of the settlement agreements and no amounts have been accrued in our consolidated financial statements for any additional amounts that may be payable by Liggett under the settlement agreements with Mississippi and Texas. Liggett settled the dispute with Florida in 2010 and agreed to, among other things, pay Florida $1.2 million plus $250,000 per year for the next 21 years. The payment in years 12 – 21 will be subject to an inflation adjustment. In February 2012, Mississippi provided Liggett with a 60-day notice that the state intended to pursue its remedies if Liggett did not cure its alleged defaults. Liggett responded to Mississippi's letter but has heard nothing further on the matter. There can be no assurance that Liggett will prevail in the remaining matters and that Liggett will not be required to make additional material payments, which payments could materially adversely affect our consolidated financial position, results of operations or cash flows and the value of our common stock.

New Valley is subject to risks relating to the industries in which it operates.

Risks of real estate ventures. New Valley has a number of real estate-related investments in which other partners hold significant interests. New Valley must seek approval from these other parties for important actions regarding these joint ventures. Since the other parties' interests may differ from those of New Valley, a deadlock could arise that might impair the ability of the ventures to function. Such a deadlock could significantly harm the ventures.

The volatility in the capital and credit markets has increased in recent years. Because the volatility in capital and credit markets may create additional risks in the upcoming months and possibly years, we will continue to perform additional assessments to determine the impact, if any, on our consolidated financial statements. Thus, future impairment charges may occur.

New Valley may pursue a variety of real estate development projects. Development projects are subject to special risks including potential increase in costs, changes in market demand, inability to meet deadlines which may delay the timely completion of projects, reliance on contractors who may be unable to perform and the need to obtain various governmental and third party consents.

Risks relating to the residential brokerage business. Through New Valley's investment in Douglas Elliman Realty, we are subject to the risks and uncertainties endemic to the residential brokerage business.

Real estate ventures and mortgage receivables have been negatively impacted by the current downturn in the residential real estate market. The U.S. residential real estate market, including the New York metropolitan area where Douglas Elliman Realty operates, is cyclical and is affected by changes in the general economic conditions that are beyond the control of Douglas Elliman Realty. The U.S. residential real estate market is currently in a significant downturn due to various factors including downward pressure on housing prices, credit constraints inhibiting new buyers and an exceptionally large inventory of unsold homes at the same time that sales volumes are decreasing. The depth and length of the current downturn in the real estate industry has proved exceedingly difficult to predict. We cannot predict whether the downturn will worsen or when the market and related economic forces will return the U.S. residential real estate industry to a growth period.

Any of the following could have a material adverse effect on our real estate ventures by causing a general decline in the number of home sales and/or prices, which in turn, could adversely affect their revenues and profitability:

- periods of economic slowdown or recession;
- rising interest rates;
- the general availability of mortgage financing, including:
  - the impact of the recent contraction in the subprime and mortgage markets generally; and
  - the effect of more stringent lending standards for home mortgages;
- adverse changes in economic and general business conditions in the New York metropolitan area;
- a decrease in the affordability of homes;
- declining demand for real estate;
- a negative perception of the market for residential real estate;
- commission pressure from brokers who discount their commissions;
- acts of God, such as hurricanes, earthquakes and other natural disasters, or acts or threats of war or terrorism; and/or
- an increase in the cost of homeowners insurance.

Termination of franchise agreement. Douglas Elliman Realty is in discussions with Prudential related to certain matters in connection with the franchise agreements, and Douglas Elliman Realty has elected to cease operating as a Prudential franchisee. Douglas Elliman Realty is seeking a resolution of these matters. The stated initial expiration date of the franchise agreements is March 13, 2013 unless Douglas Elliman Realty chooses to renew the franchise agreements prior to March 13, 2013. As a result of the termination or expiration of the franchise agreements, in accordance with the terms of the Limited Liability Company Operating Agreement, Douglas Elliman Realty is required to redeem the approximate 20% equity interest owned by a former affiliate of Prudential. The redemption price for such equity interest is to be determined through an appraisal process in accordance with the terms of Douglas Elliman Realty's Limited Liability Company Operating Agreement. Douglas Elliman Realty expects to resolve this matter in 2013.

The three major real estate ventures' current operations are located in the New York metropolitan area. Local and regional economic and general business conditions in this market could differ materially from prevailing conditions in other parts of the country. A downturn in the residential real estate market or economic conditions in that region could have a material adverse effect on these investments.

Potential new investments we may make are unidentified and may not succeed.

We currently hold a significant amount of marketable securities and cash not committed to any specific investments. This subjects a security holder to increased risk and uncertainty because a security holder will not be able to evaluate how this cash will be invested and the economic merits of particular investments. There may be substantial delay in locating suitable investment opportunities. In addition, we may lack relevant management experience in the areas in which we may invest. There is a risk that we will fail in targeting, consummating or effectively integrating or managing any of these investments.

We depend on our key personnel.

We depend on the efforts of our executive officers and other key personnel. While we believe that we could find replacements for these key personnel, the loss of their services could have a significant adverse effect on our operations.

We are exposed to risks from legislation requiring companies to evaluate their internal control over financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to assess, and our independent registered certified public accounting firm to attest to, the effectiveness of our internal control structure and procedures for financial reporting. We completed an evaluation of the effectiveness of our internal control over financial reporting for the fiscal year ended December 31, 2012, and we have an ongoing program to perform the system and process evaluation and testing necessary to continue to comply with these requirements. We expect to continue to incur expense and to devote management resources to Section 404 compliance. In the event that our chief executive officer, chief financial officer or independent registered certified public accounting firm determines that our internal control over financial reporting is not effective as defined under Section 404, investor perceptions and our reputation may be adversely affected and the market price of our stock could decline.

The price of our common stock may fluctuate significantly.

The trading price of our common stock has ranged between $14.25 and $17.70 per share over the past 52 weeks. We expect that the market price of our common stock will continue to fluctuate.

The market price of our common stock may fluctuate in response to numerous factors, many of which are beyond our control. These factors include the following:

- actual or anticipated fluctuations in our operating results;
- changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;
- the operating and stock performance of our competitors;
- announcements by us or our competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
- the initiation or outcome of litigation;
- changes in interest rates;
- general economic, market and political conditions;

- additions or departures of key personnel; and
- future sales of our equity or convertible securities.

We cannot predict the extent, if any, to which future sales of shares of common stock or the availability of shares of common stock for future sale, may depress the trading price of our common stock.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our common stock, regardless of our operating performance. Furthermore, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management. These factors, among others, could significantly depress the price of our common stock.

We have many potentially dilutive securities outstanding.

At December 31, 2012, we had outstanding options granted to employees, including restricted shares, to purchase approximately 2,304,576 shares of our common stock, with a weighted-average exercise price of $13.01 per share, of which options for 398,437 shares were exercisable at December 31, 2012. We also have outstanding convertible notes and debentures maturing in November 2014 and June 2026, which are currently convertible into 26,962,116 shares of our common stock. The issuance of these shares will cause dilution which may adversely affect the market price of our common stock. The availability for sale of significant quantities of our common stock could adversely affect the prevailing market price of the stock.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

Our principal executive offices are located in Miami, Florida. We lease 13,849 square feet of office space in an office building in Miami, which we share with various of our subsidiaries. The lease expires in November 2014. In September 2012 we entered into an additional office lease with an affiliate of the Company. Payments under the lease commence in May 2013. The lease is for 12,390 square feet of space in an office building in Miami, Florida. The lease expires in March 2018, subject to two five-year renewal options.

We lease approximately 18,000 square feet of office space in New York, New York under leases that expire in 2013. Approximately 9,000 square feet of such space has been subleased to unaffiliated third parties for the balance of the term of the lease. New Valley's operating properties are discussed above under the description of New Valley's business and in Note 16 to our consolidated financial statements.

Liggett's tobacco manufacturing facilities, and several of the distribution and storage facilities, are currently located in or near Mebane, North Carolina. Various of such facilities are owned and others are leased. As of December 31, 2012, the principal properties owned or leased by Liggett are as follows:

Type	Location	Owned or Leased	Approximate Total Square Footage
Storage Facilities	Danville, VA	Owned	578,000
Office and Manufacturing Complex	Mebane, NC	Owned	240,000
Warehouse	Mebane, NC	Owned	60,000
Warehouse	Mebane, NC	Leased	125,000
Warehouse	Mebane, NC	Leased	22,000

LVB leases approximately 20,000 square feet of office space in Morrisville, North Carolina. The lease expires in January 2019.

Liggett's management believes that its property, plant and equipment are well maintained and in good condition and that its existing facilities are sufficient to accommodate a substantial increase in production.

ITEM 3. *LEGAL PROCEEDINGS*

Liggett and other United States cigarette manufacturers have been named as defendants in numerous, direct, third-party and class actions predicated on the theory that they should be liable for damages from adverse health effects alleged to have been caused by cigarette smoking or by exposure to secondary smoke from cigarettes.

Reference is made to Note 12 to our consolidated financial statements, which contains a general description of certain legal proceedings to which the Company, Liggett or their subsidiaries are a party and certain related matters. Reference is also made to Exhibit 99.1, Material Legal Proceedings, incorporated herein, for additional information regarding the pending tobacco-related legal proceedings to which we or Liggett are parties. A copy of Exhibit 99.1 will be furnished without charge upon written request to us at our principal executive offices, 100 S.E. Second Street, Miami, Florida 33131, Attn: Investor Relations.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our common stock is listed and traded on the New York Stock Exchange under the symbol "VGR". The following table sets forth, for the periods indicated, high and low sale prices for a share of our common stock on the NYSE, as reported by the NYSE, and quarterly cash dividends declared on shares of common stock:

Year	High	Low	Cash Dividends
2012:			
Fourth Quarter	$16.84	$14.25	$0.40
Third Quarter	17.00	15.78	$0.38
Second Quarter	17.07	15.62	$0.38
First Quarter	17.70	16.47	$0.38
2011:			
Fourth Quarter	$17.33	$15.74	$0.38
Third Quarter	17.49	14.74	0.36
Second Quarter	17.47	15.68	0.36
First Quarter	16.11	13.94	0.36

At February 21, 2013, there were approximately 1,916 holders of record of our common stock.

The declaration of future cash dividends is within the discretion of our Board of Directors and is subject to a variety of contingencies such as market conditions, earnings and our financial condition as well as the availability of cash.

Liggett's revolving credit agreement currently permits Liggett to pay dividends to VGR Holding only if Liggett's borrowing availability exceeds $5 million for the 30 days prior to payment of the dividend, and so long as no event of default has occurred under the agreement, including Liggett's compliance with the covenants in the credit facility, including maintaining minimum levels of EBITDA (as defined) if its borrowing availability is less than $20 million and not exceeding maximum levels of capital expenditures (as defined).

Our 7.75% Senior Secured Notes due 2021 prohibit our payment of cash dividends or distributions on our common stock if at the time of such payment our Consolidated EBITDA (as defined) for the most recently completed four full fiscal quarters is less than $75 million. Our Consolidated EBITDA for the four quarters ended December 31, 2012 exceeded $75 million.

We paid 5% stock dividends on September 28, 2012, September 29, 2011, and September 29, 2010 to the holders of our common stock. All information presented in this report is adjusted for the stock dividends.

Performance Graph

The following graph compares the total annual return of our Common Stock, the S&P 500 Index, the S&P MidCap 400 Index and the NYSE Arca Tobacco Index, formerly known as the AMEX Tobacco Index, for the five years ended December 31, 2012. The graph assumes that $100 was invested on December 31, 2007 in the Common Stock and each of the indices, and that all cash dividends and distributions were reinvested.



DOLLARS
250
200
150
100
50
0
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
Vector Group Ltd.
S&P 500
S&P MidCap
NYSE Arca Tobacco

	12/07	12/08	12/09	12/10	12/11	12/12
Vector Group Ltd.	100	79	95	135	159	153
S&P 500	100	63	80	92	94	109
S&P MidCap	100	64	88	111	109	128
NYSE Arca Tobacco	100	80	112	134	157	186

Unregistered Sales of Equity Securities and Use of Proceeds

No securities of ours which were not registered under the Securities Act of 1933 were issued or sold by us during the three months ended December 31, 2012.

Issuer Purchases of Equity Securities

Our purchases of our common stock during the three months ended December 31, 2012 were as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 to October 31, 2012	—	—	—	—
November 1 to November 30, 2012	—	—	—	—
December 1 to December 31, 2012	162,397(1)	15.38(1)	—	—
Total	162,397	$15.38	—	—

(1) Delivery of shares to us in payment of tax wtihholding in connection with an employee's vesting in restricted stock. The shares were immediately canceled.

EXECUTIVE OFFICERS OF THE REGISTRANT

The table below, together with the accompanying text, presents certain information regarding all our current executive officers as of February 28, 2013. Each of the executive officers serves until the election and qualification of such individual's successor or until such individual's death, resignation or removal by the Board of Directors.

Name	Age	Position	Year Individual Became an Executive Officer
Howard M. Lorber	64	President and Chief Executive Officer	2001
Richard J. Lampen	59	Executive Vice President	1996
J. Bryant Kirkland III	47	Vice President, Chief Financial Officer and Treasurer	2006
Marc N. Bell	52	Vice President, General Counsel and Secretary	1998
Ronald J. Bernstein	59	President and Chief Executive Officer of Liggett	2000

Howard M. Lorber has been our President and Chief Executive Officer since January 2006. He served as our President and Chief Operating Officer from January 2001 to December 2005 and has served as a director of ours since January 2001. From November 1994 to December 2005, Mr. Lorber served as President and Chief Operating Officer of New Valley, where he also served as a director. Mr. Lorber was Chairman of the Board of Hallman & Lorber Assoc., Inc., consultants and actuaries of qualified pension and profit sharing plans, and various of its affiliates from 1975 to December 2004 and has been a consultant to these entities since January 2005; Chairman of the Board of Directors since 1987 and Chief Executive Officer from November 1993 to December 2006 of Nathan's Famous, Inc., a chain of fast food restaurants; Chairman of the Board of Ladenburg Thalmann Financial Services from May 2001 to July 2006 and Vice Chairman since July 2006. Mr. Lorber was a Director of Borders Group Inc. from May 2010 until January 2012 and has been a director since 1991 of United Capital Corp., a real estate investment and diversified manufacturing company, which ceased to be a public reporting company in 2011. He is also a trustee of Long Island University.

Richard J. Lampen has served as our Executive Vice President since July 1996. From October 1995 to December 2005, Mr. Lampen served as the Executive Vice President and General Counsel of New Valley, where he also served as a director. Since September 2006, he has served as President and Chief Executive Officer of Ladenburg Thalmann Financial Services. From November 1998 to November 2011, he served as President and Chief Executive Officer of CDSI Holdings Inc., an affiliate of New Valley, which is now known as SG Blocks Inc. Since October 2008, Mr. Lampen has served as President and Chief Executive Officer of Castle Brands Inc., a publicly traded developer and importer of premium branded spirits in which we held an approximate 11% equity interest at December 31, 2011. Mr. Lampen is a director of Castle, SG Blocks Inc. and Ladenburg Thalmann Financial Services.

J. Bryant Kirkland III has been our Vice President, Chief Financial Officer and Treasurer since April 2006. Mr. Kirkland has served as a Vice President of ours since January 2001 and served as New Valley's Vice President and Chief Financial Officer from January 1998 to December 2005. He has served since July 1992 in various financial capacities with us, Liggett and New Valley. Mr. Kirkland served as Vice President, Treasurer and Chief Financial Officer of SG Blocks Inc. from January 1998 to November 2011 and as a director of SG Blocks Inc. since November 1998. Mr. Kirkland has served as Chairman of the Board of Directors, President and Chief Executive Officer of Multi Soft II, Inc. and Multi Solutions II, Inc. since July 2012.

Marc N. Bell has been our General Counsel and Secretary since May 1994 and our Vice President since January 1998 and the Senior Vice President and General Counsel of Vector Tobacco since April 2002. From November 1994 to December 2005, Mr. Bell served as Associate General Counsel and Secretary of New Valley and from February 1998 to December 2005, as a Vice President of New Valley. Mr. Bell previously served as Liggett's General Counsel and currently serves as an officer, director or manager for many of Vector's or New Valley's subsidiaries.

Ronald J. Bernstein has served as President and Chief Executive Officer of Liggett since September 1, 2000 and of Liggett Vector Brands since March 2002 and has been a director of ours since March 2004. From July 1996 to December 1999, Mr. Bernstein served as General Director and, from December 1999 to September 2000, as Chairman of Liggett-Ducat, our former Russian tobacco business sold in 2000. Prior to that time, Mr. Bernstein served in various positions with Liggett commencing in 1991, including Executive Vice President and Chief Financial Officer.

ITEM 6. *SELECTED FINANCIAL DATA*

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(dollars in thousands, except per share amounts)				
Statement of Operations Data:					
Revenues[1]	$1,084,546	$1,133,380	$1,063,289	$801,494	$565,186
Operating income	154,933	143,321	111,313	143,167	135,304
Net income	30,622	75,020	54,084	24,806	60,504
Per basic common share[2]:					
Net income applicable to common shares	$ 0.35	$ 0.89	$ 0.65	$ 0.30	$ 0.74
Per diluted common share[2]:					
Net income applicable to common shares	$ 0.35	$ 0.89	$ 0.64	$ 0.30	$ 0.66
Cash distributions declared per common share[2]	$ 1.54	$ 1.47	$ 1.40	$ 1.33	$ 1.27
Balance Sheet Data:					
Current assets	$ 639,056	$ 509,741	$ 526,763	$389,208	$355,283
Total assets	1,086,731	927,768	949,595	735,542	717,712
Current liabilities	195,159	315,198	226,872	149,008	296,159
Notes payable, embedded derivatives, long-term debt and other obligations, less current portion	759,074	542,371	647,064	487,936	287,546
Non-current employee benefits, deferred income taxes and other long-term liabilities	211,750	159,229	121,893	103,280	100,402
Stockholders' (deficiency) equity	(79,252)	(89,030)	(46,234)	(4,682)	33,605

(1) Revenues include federal excise taxes of $508,027, $552,965, $538,328, $377,771, and $168,170, respectively. Effective April 1, 2009, federal excise taxes increased from $0.39 per pack of cigarettes to $1.01 per pack of cigarettes.

(2) Per share computations include the impact of 5% stock dividends on September 28, 2012, September 29, 2011, September 29, 2010, September 29, 2009, and September 29, 2008.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

(Dollars in Thousands, Except Per Share Amounts)

Overview

We are a holding company and are engaged principally in:

- the manufacture and sale of cigarettes in the United States through our Liggett Group LLC and Vector Tobacco Inc. subsidiaries, and
- the real estate business through our New Valley LLC subsidiary, which is seeking to acquire additional operating companies and real estate properties. New Valley owns 50% of Douglas Elliman Realty, LLC, which operates the largest residential brokerage company in the New York metropolitan area.

All of our tobacco operations' unit sales volume in 2012, 2012 and 2010 was in the discount segment, which management believes has been the primary growth segment in the industry for over a decade. The significant discounting of premium cigarettes in recent years has led to brands, such as EVE, that were traditionally considered premium brands to become more appropriately categorized as discount, following list price reductions.

Our tobacco subsidiaries' cigarettes are produced in approximately 117 combinations of length, style and packaging. Liggett's current brand portfolio includes:

- PYRAMID — the industry's first deep discount product with a brand identity re-launched in the second quarter of 2009, and
- GRAND PRIX — re-launched as a national brand in 2005,
- LIGGETT SELECT — a leading brand in the deep discount category,
- EVE — a leading brand of 120 millimeter cigarettes in the branded discount category, and
- USA and various Partner Brands and private label brands.

In 1999, Liggett introduced LIGGETT SELECT, one of the leading brands in the deep discount category. LIGGETT SELECT represented 7.0% in 2012, 8.7% in 2011 and 13.0% in 2010 of Liggett's unit volume. In September 2005, Liggett repositioned GRAND PRIX to distributors and retailers nationwide. GRAND PRIX represented 9.6% in 2012, 12.7% in 2011 and 18.5% in 2010 of Liggett's unit volume. In April 2009, Liggett repositioned PYRAMID as a box-only brand with a new low price to specifically compete with brands which are priced at the lowest level of the deep discount segment. PYRAMID is now the largest seller in Liggett's family of brands with 62.7% of Liggett's unit volume in 2012, 56.4% in 2011 and 42.6% in 2010. According to Management Science Associates, Liggett held a share of approximately 12.1% of the overall discount market segment for 2012 compared to 12.8% for 2011 and 11.9% for 2010.

Under the Master Settlement Agreement ("MSA") reached in November 1998 with 46 states and various territories, the three largest cigarette manufacturers must make settlement payments to the states and territories based on how many cigarettes they sell annually. Liggett, however, is not required to make any payments unless its market share exceeds approximately 1.65% of the U.S. cigarette market. Additionally, Vector Tobacco has no payment obligation unless its market share exceeds approximately 0.28% of the U.S. market. Liggett's and Vector Tobacco's payments under the MSA are based on each company's incremental market share above the minimum threshold applicable to such company. We believe that our tobacco subsidiaries have gained a sustainable cost advantage over their competitors as a result of the settlement.

The discount segment is a challenging marketplace, with consumers having less brand loyalty and placing greater emphasis on price. Liggett's competition is now divided into two segments. The first segment is made up of the three largest manufacturers of cigarettes in the United States, Philip Morris USA Inc., R.J. Reynolds Tobacco Company, and Lorillard Tobacco Company. The three largest manufacturers, while primarily premium cigarette based companies, also produce and sell discount cigarettes. The second segment of competition is comprised of a group of smaller manufacturers and importers, most of which sell deep discount cigarettes. Our largest competitor in this segment is Commonwealth Brands, Inc. (a wholly owned subsidiary of Imperial Tobacco PLC).

Recent Developments

7.75% Senior Secured Notes due 2021. In February 2013, we sold $450,000 of our 7.75% senior secured notes due 2021 in a private offering to qualified institutional investors in accordance with Rule 144A of the Securities Act of 1933. We agreed to consummate a registered exchange offer for the 7.75% senior secured notes within 360 days after the date of the initial issuance of the 7.75% senior secured notes. The new 7.75% senior secured notes to be issued in the exchange offer will have substantially the same terms as the original notes, except that the new 7.75% senior secured notes will have been registered under the Securities Act. We will be required to pay additional interest on the 7.75% senior secured notes if we fail to timely comply with our obligations under the Registration Rights Agreement until such time as we comply.

The 7.75% senior secured notes pay interest on a semi-annual basis at a rate of 7.75% per year and mature on February 15, 2021. We may redeem some or all of the 7.75% senior secured notes at any time prior to February 15, 2016 at a make-whole redemption price. On or after February 15, 2016 we may redeem some or all of the 7.75% senior secured notes at a premium that will decrease over time, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date.

The 7.75% senior secured notes are guaranteed subject to certain customary automatic release provisions on a joint and several basis by all of our 100% owned domestic subsidiaries that are engaged in the conduct of our cigarette businesses. In addition, some of the guarantees are collateralized by second priority or first priority security interests in certain collateral of some of the subsidiary guarantors, including their common stock, pursuant to security and pledge agreements. The indenture contains covenants that restrict the payment of dividends if our consolidated earnings before interest, taxes, depreciation and amortization, as defined in the indenture, for the most recently ended four full quarters is less than $75,000. The indenture also restricts the incurrence of debt if our Leverage Ratio and our Secured Leverage Ratio, as defined in the indenture, exceed 3.0 and 1.5, respectively.

The aggregate net proceeds from the sale of the 7.75% senior secured notes were approximately $438,250 after deducting underwriting discounts, commissions, fees and offering expenses. We intend to use the net proceeds of the issuance for the cash tender offer described below and the redemption price for any existing 11% senior secured notes that are not tendered, plus accrued and unpaid interest plus any related fees and expenses.

Tender Offer. On January 29, 2013, we announced we were commencing a cash tender offer with respect to any and all of the outstanding $415,000 of our 11% senior secured notes due 2015. We retired $336,315 of the 11% senior secured notes at a premium of 104.292%, plus accrued and unpaid interest, on February 12, 2013. The remaining $78,685 of the 11% senior secured notes have been called and will be retired on March 12, 2013 at a redemption price of 103.667% plus accrued and unpaid interest.

7.5% Variable Interest Senior Convertible Senior Notes due 2019. In November 2012, we sold $230,000 of our 7.5% variable interest senior convertible notes due 2019 (the "2019 Convertible Notes") in a public offering registered under the Securities Act. The 2019 Convertible Notes are our senior unsecured obligations and are effectively subordinated to any of our secured indebtedness to the extent of the assets securing such indebtedness. The 2019 Convertible Notes are also structurally subordinated to all liabilities and commitments of our subsidiaries. The aggregate net proceeds from the sale of the 2019 Convertible Notes were approximately $218,900 after deducting underwriting discounts, commissions, fees and offering expenses.

The 2019 Convertible Notes pay interest ("Total Interest") on a quarterly basis beginning January 15, 2013 at a rate of 2.5% per annum plus additional interest, which is based on the amount of cash dividends paid during the prior three-month period ending on the record date for such interest payment multiplied by the total number of shares of its common stock into which the debt will be convertible on such record date. Notwithstanding the foregoing, however, the interest payable on each interest payment date shall be the higher of (i) the Total Interest and (ii) 7.5% per annum. The notes are convertible into our common stock at the holder's option. The conversion price at December 31, 2012 was $18.50 per share (approximately 54.0541 shares of common stock per $1,000 principal amount of the note), is subject to adjustment for various events, including the issuance of stock dividends. The notes will mature on January 15, 2019.

Share Lending Agreement. In connection with the offering of our 2019 Convertible Notes, we entered into a share lending agreement with Jefferies & Company, the underwriter for the offering, under which we lent Jefferies & Company 6,114,000 shares of our common stock to facilitate hedging transactions related to the 2019 Convertible Notes. Jefferies & Company has since returned 3,057,000 of the borrowed shares and 3,057,000 shares remain outstanding at December 31, 2012. Subject to certain limitations, Jefferies & Company may from time to time during the term of the share lending agreement borrow up to 1,000,000 additional shares of our common stock from us for certain additional offerings. We did not receive any proceeds from the sale of the borrowed shares, other than a nominal loan fee from Jefferies & Company equal to $0.10 per share lent to Jefferies & Company.

The Share Lending Agreement requires that the shares borrowed be returned upon the maturity of the related debt, January 2019, or earlier, including the redemption of the 2019 Convertible Notes or the conversion of the notes to shares of common stock pursuant to the terms of the indenture governing the notes. Borrowed shares are issued and outstanding for corporate law purposes and, accordingly, the holders of the borrowed shares will have all of the rights of a holder of our outstanding shares. However, because the share borrower must return to us all borrowed shares (or identical shares), the borrowed shares are not considered outstanding for purposes of computing and reporting our earnings per share in accordance with generally accepted accounting principles. Jefferies agreed to pay to us an amount equal to any dividends or other distributions that we pay on the borrowed shares.

We determined the fair value of the Share Lending Agreement was $3,204 at the date of issuance based on the value of the presence of the Share Lending Agreement related to the terms of the offering. The $3,204 fair value was recognized as a debt financing charge and is being amortized to interest expense over the term of the notes. As of December 31, 2012, 3,057,000 shares were outstanding on the Share Lending Agreement and $12 had been amortized to interest expense.

Prudential Franchise Agreements. Douglas Elliman Realty is in discussions with Prudential related to certain matters in connection with the franchise agreements, and Douglas Elliman Realty has elected to cease operating as a Prudential franchisee. Douglas Elliman Realty is seeking a resolution of these matters. The stated initial expiration date of the franchise agreements is March 13, 2013 unless Douglas Elliman Realty chooses to renew the franchise agreements prior to March 13, 2013. As a result of the termination or expiration of the franchise agreements, in accordance with the terms of the Limited Liability Company Operating Agreement, Douglas Elliman Realty is required to redeem the approximate 20% equity interest owned by a former affiliate of Prudential. The redemption price for such equity interest is to be determined through an appraisal process in accordance with the terms of Douglas Elliman Realty's Limited Liability Company Operating Agreement.

Chelsea Eleven. In February and April 2012, Chelsea closed on the remaining utility and two residential units of the 54 unit building and the project is concluded. New Valley received net distributions of $9,483 and $7,638 from New Valley Oaktree Chelsea Eleven, LLC for the years ended December 31, 2012 and 2011, respectively. New Valley accounted for its 40% interest in New Valley Oaktree Chelsea Eleven, LLC under the equity method of accounting. New Valley recorded equity income of $3,137, $3,000 and $900 for the years ended December 31, 2012, 2011 and 2010, respectively, related to New Valley Chelsea.

Fifty Third-Five Building. In September 2010, New Valley, through its NV 955 LLC subsidiary, contributed $2,500 to a joint venture, Fifty Third-Five Building LLC ("JV"), of which it owns 50%. The JV was formed for the purposes of acquiring a defaulted real estate loan, collateralized by real estate located in New York City. In October 2010, New Valley contributed an additional $15,500 to the JV and the JV acquired the defaulted loan for approximately $35,500. In December 2012, all outstanding principal and interest on the loan was repaid and the defaulted note was retired. New Valley received a liquidating distribution of $20,900 from the JV on December 28, 2012. This investment was accounted for under the equity method of accounting. The Company recorded equity income of $2,900 for the year ended December 31, 2012.

SOCAL Portfolio. In October 2011, a newly-formed joint venture, between affiliates of New Valley and Winthrop Realty Trust, entered into an agreement with Wells Fargo Bank to acquire a $117,900 C-Note (the "C-Note") for a purchase price of $96,700. The C-Note was the most junior tranche of a $796,000 first mortgage loan originated in July 2007 which was collateralized by a 31-property portfolio of office properties situated throughout southern California, consisting of approximately 4.5 million square feet. The C-Note bore interest at a rate per annum of LIBOR plus 310 basis points, required payments of interest only prior to maturity and matured on August 9, 2012. On November 3, 2011, New Valley invested $25,000 for an approximate 26% interest in the joint venture. The investment is a variable interest entity; however, New Valley is not the primary beneficiary.

On September 28, 2012, all outstanding principal and interest was repaid and the C-Note was retired. New Valley received a liquidating distribution of $32,275 from the joint venture on September 28, 2012. New Valley accounted for this investment under the equity method of accounting. New Valley recorded equity income of $7,180 and $95 for the years ended December 31, 2012 and 2011, respectively. We had no exposure to loss as a result of New Valley's investment in NV SOCAL LLC at December 31, 2012.

11 Beach Street. In June 2012, NV Beach LLC, a wholly-owned subsidiary of New Valley, invested $9,642 with an additional $1,321 investment to be made in the future for an approximate 49.5% interest in 11 Beach Street Investor LLC (the "Beach JV"). Beach JV plans to renovate and convert an existing office building in Manhattan into a luxury residential condominium. Beach JV is a variable interest entity; however, New Valley is not the primary beneficiary. New Valley accounts for its interest in Beach JV under the equity method of accounting. Our maximum exposure to loss as a result of New Valley's investment in Beach JV was $9,642 at December 31, 2012.

Maryland Portfolio. In July 2012, New Valley invested $5,000 for an approximate 30% interest in a joint venture that owns a 25% interest in a portfolio of approximately 5,500 apartment units primarily located in Baltimore County, Maryland. The investment is a variable interest entity; however, New Valley is not the primary beneficiary. New Valley accounts for this investment under the equity method of accounting. New Valley recorded equity loss of $269 and received distributions of $117 for the year ended December 31, 2012. Our maximum exposure to loss as a result of New Valley's investment in NV Maryland was $4,615 at December 31, 2012.

701 Seventh Avenue. In August and September 2012, New Valley invested a total of $7,800 for an approximate 11% interest in a joint venture that acquired property located at 701 Seventh Avenue in Times Square in Manhattan. The joint venture plans to redevelop the property for retail space and signage, as well as a site for a potential hotel. The investment closed in October 2012 and New Valley invested an additional $1,507 at closing. New Valley may have additional future capital contributions of approximately $14,000. The property, located on the northeast corner of Seventh Avenue and 47th Street, totals approximately 120,000 gross square feet and is a rectangular corner parcel currently occupied by two buildings. The investment is a variable interest entity; however, New Valley is not the primary beneficiary. New Valley accounts for this investment under the equity method of accounting. Our maximum exposure to loss as a result of New Valley's investment in 701 Seventh Avenue was $9,307 at December 31, 2012.

Queens Plaza. In December 2012, New Valley invested $7,350 for an approximate 45.37% interest in QPS 23-10 Venture LLC which through its affiliate owns a condominium conversion project, 23-10 Queens Plaza South, located in Queens, New York. The investment is a variable interest entity; however, New Valley is not the primary beneficiary. New Valley accounts for this investment under the equity method of accounting. Our maximum exposure to loss as a result of New Valley's investment in Queens Plaza was $7,350 at December 31, 2012.

Chrystie Street. In December 2012, New Valley invested $1,973 for an approximate 49% interest in WG Chrystie LLC which owns a 37.5% ownership interest in 215 Chrystie Venture LLC which, through its affiliate, owns a condominium conversion project located in Manhattan. The investment is a variable interest entity; however, New Valley is not the primary beneficiary. New Valley accounts for this investment under the equity method of accounting. Our maximum exposure to loss as a result of New Valley's investment in Chrystie Street was $1,973 at December 31, 2012.

Gains or Losses on Long-term Investments. Two of our long-term investments were liquidated in January 2011 and April 2011, respectively. We received distributions of $66,190 for the year ended December 31, 2011 primarily from the liquidation of the two long-term investments. We recognized a gain of $25,832 for the year ended December 31, 2011.

Recent Developments in Tobacco-Related Litigation

The cigarette industry continues to be challenged on numerous fronts. New cases continue to be commenced against Liggett and other cigarette manufacturers. Liggett could be subjected to substantial liabilities and bonding requirements from litigation relating to cigarette products. Adverse litigation outcomes could have a negative impact on our ability to operate due to their impact on cash flows. We and our Liggett subsidiary, as well as the entire cigarette industry, continue to be challenged on numerous fronts, particularly with respect to the *Engle* progeny cases in Florida. New cases continue to be commenced against Liggett and other cigarette manufacturers. It is likely that similar legal actions, proceedings and claims will continue to be filed against Liggett. Punitive damages, often in amounts ranging into the billions of dollars, are specifically pled in certain cases, in addition to compensatory and other damages. It is possible that there could be adverse developments in pending cases including the certification of additional class actions. An unfavorable outcome or settlement of pending tobacco-related litigation could encourage the commencement of additional litigation. In addition, an unfavorable outcome in any tobacco-related litigation could have a material adverse effect on our consolidated financial position, results of operations or cash flows. Liggett could face difficulties in obtaining a bond to stay execution of a judgment pending appeal.

As of December 31, 2012, there were approximately 5,037 *Engle* progeny cases, 69 individual product liability lawsuits, four purported class actions and one healthcare cost recovery action pending in the United States in which Liggett or us, or both, were named as a defendant. To date, adverse verdicts have been entered against Liggett in eight *Engle* progeny cases.

Engle Progeny Cases. In 2000, a jury in *Engle v. R.J. Reynolds Tobacco Co.* rendered a $145,000,000 punitive damages verdict in favor of a "Florida Class" against certain cigarette manufacturers, including Liggett. Pursuant to the Florida Supreme Court's July 2006 ruling in *Engle*, which decertified the class on a prospective basis, and affirmed the appellate court's reversal of the punitive damages award, former class members had one year from January 11, 2007 in which to file individual lawsuits. In addition, some individuals who filed suit prior to January 11, 2007, and who claim they meet the conditions in *Engle*, are attempting to avail themselves of the *Engle* ruling. Lawsuits by individuals requesting the benefit of the *Engle* ruling, whether filed before or after the January 11, 2007 deadline, are referred to as the "*Engle* progeny cases." Liggett and us are currently named in 5,037 *Engle* progeny cases in both federal (1,963 cases) and state (3,074 cases) courts in Florida. Other cigarette manufacturers have also been named as defendants in these cases, although as a case proceeds, one or more defendants may ultimately be dismissed from the action. These cases include approximately 6,215 plaintiffs.

Liggett Only Cases. There are currently eight cases pending where Liggett is the only remaining tobacco company defendant. These cases consist of four individual actions and four *Engle* progeny cases. Cases where Liggett is the only defendant could increase substantially as a result of the *Engle* progeny cases.

In February 2009, in *Ferlanti v. Liggett Group*, a Florida state court jury awarded compensatory damages to plaintiff and an $816 judgment was entered by the court. That judgment was affirmed on appeal and was satisfied by Liggett in March 2011. In September 2010, the court awarded plaintiff legal fees of $996. Liggett paid legal fees and accrued interest of $1,231 in January 2013. Liggett previously accrued $2,000 for the *Ferlanti* case.

Critical Accounting Policies

General. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant estimates subject to material changes in the near term include impairment charges, inventory valuation, deferred tax assets, allowance for doubtful accounts, promotional accruals, sales returns and allowances, actuarial assumptions of pension plans, the estimated fair value of embedded derivative liabilities, settlement accruals, long-term investments and impairments, accounting for investments in equity securities, and litigation and defense costs. Actual results could differ from those estimates.

Revenue Recognition. Revenues from sales of cigarettes are recognized upon the shipment of finished goods when title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, the sale price is determinable and collectibility is reasonably assured. We provide an allowance for expected sales returns, net of any related inventory cost recoveries. In accordance with authoritative guidance on how taxes collected from customers and remitted to governmental authorities should be presented in the income statement (that is, gross versus net presentation), our accounting policy is to include federal excise taxes in revenues and cost of goods sold. Such revenues and cost of sales totaled $508,027, $552,965, and $538,328 for the years ended December 31, 2012, 2011 and 2010, respectively. Since our primary line of business is tobacco, our financial position and our results of operations and cash flows have been and could continue to be materially adversely affected by significant unit sales volume declines, litigation and defense costs, increased tobacco costs or reductions in the selling price of cigarettes in the near term.

Marketing Costs. We record marketing costs as an expense in the period to which such costs relate. We do not defer the recognition of any amounts on our consolidated balance sheets with respect to marketing costs. We expense advertising costs as incurred, which is the period in which the related advertisement initially appears. We record consumer incentive and trade promotion costs as a reduction in revenue in the period in which these programs are offered, based on estimates of utilization and redemption rates that are developed from historical information.

Contingencies. We record Liggett's product liability legal expenses and other litigation costs as operating, selling, administrative and general expenses as those costs are incurred. As discussed in Note 12 to our consolidated financial statements, legal proceedings regarding Liggett's tobacco products are pending or threatened in various jurisdictions against Liggett and us.

We record provisions in our consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. At the present time, while it is reasonably possible that an unfavorable outcome in a case may occur, except as disclosed in Note 12 to our consolidated financial statements and discussed below related to the eight cases where an adverse verdict was entered against Liggett: (i) management has concluded that it is not probable that a loss has been incurred in any of the pending tobacco-related cases; or (ii) management is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome of any of the pending tobacco-related cases and, therefore, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any. Legal defense costs are expensed as incurred.

Although Liggett has generally been successful in managing litigation in the past, litigation is subject to uncertainty and significant challenges remain, particularly with respect to the *Engle* progeny cases.

Adverse verdicts have been entered against Liggett in eight state court *Engle* progeny cases (exclusive of the *Lukacs* case, discussed in Note 12 to our consolidated financial statements), and two of these verdicts have been affirmed on appeal. At December 31, 2012, Liggett and us are defendants in 3,074 state court *Engle* progeny cases. Through December 31, 2012, other than the *Lukacs* case, the verdicts against Liggett have ranged from $1 to $3,008. In two of these cases, punitive damages were also awarded for $1,000 and $7,600. We have not accrued for these cases as of December 31, 2012. Our potential range of loss in the six *Engle* progeny cases currently on appeal is between $0 and $16,166 in the aggregate, plus accrued interest and attorneys' fees. In determining the range of loss, we consider potential settlements as well as future appellate relief.

Except as discussed in Note 12 to our consolidated financial statements, management is unable to estimate the possible loss or range of loss from remaining *Engle* progeny cases as there are currently multiple defendants in each case and discovery has not occurred or is limited. As a result, we lack information about whether plaintiffs are, in fact, *Engle* class members (non-class members' claims are generally time-barred), the relevant smoking history, the nature of the alleged injury and the availability of various defenses, among other things. Further, plaintiffs typically do not specify their demand for damages.

There is other tobacco-related litigation pending against Liggett, which is discussed in Note 12 to our consolidated financial statements. This litigation is also evaluated on a quarterly basis. Management is not able to predict the outcome of any of the other tobacco-related litigation pending or threatened against Liggett.

You should not infer from the absence of any reserve in our consolidated financial statements that we will not be subject to significant tobacco-related liabilities in the future. Litigation is subject to many uncertainties, and it is possible that our consolidated financial position, results of operations or cash flows could be materially adversely affected by an unfavorable outcome in any such tobacco-related litigation.

Settlement Agreements. As discussed in Note 12 to our consolidated financial statements, Liggett and Vector Tobacco are participants in the MSA. Liggett and Vector Tobacco have no payment obligations under the MSA except to the extent their market shares exceed approximately 1.65% and 0.28%, respectively, of total cigarettes sold in the United States. Their obligations, and the related expense charges under the MSA, are subject to adjustments based upon, among other things, the volume of cigarettes sold by Liggett and Vector Tobacco, their relative market shares and inflation. Since relative market shares are based on cigarette shipments, the best estimate of the allocation of charges under the MSA is recorded in cost of goods sold as the products are shipped. Settlement expenses under the MSA recorded in the accompanying consolidated statements of operations were $137,609 for 2012, $155,707 for 2011 and $135,684 for 2010. Adjustments to these estimates are recorded in the period that the change becomes probable and the amount can be reasonably estimated.

Embedded Derivatives and Beneficial Conversion Feature. We measure all derivatives, including certain derivatives embedded in other contracts, at fair value and recognize them in the consolidated balance sheet as an asset or a liability, depending on our rights and obligations under the applicable derivative contract. We have issued variable interest senior convertible debt in a series of private placements where a portion of the total interest payable on the debt is computed by reference to the cash dividends paid on our common stock. This portion of the interest payment is considered an embedded derivative within the convertible debt, which we are required to separately value. As a result, we have bifurcated this embedded derivative and estimated the fair value of the embedded derivative liability. The resulting discount created by allocating a portion of the issuance proceeds to the embedded derivative is then amortized to interest expense over the term of the debt using the effective interest method.

At December 31, 2012 and 2011, the fair value of derivative liabilities was estimated at $172,128 and $133,500, respectively. The increase is due to the loss on the changes in fair value of convertible debt and the addition of the 2019 Convertible Notes.

Changes to the fair value of these embedded derivatives are reflected on our consolidated statements of operations as "Changes in fair value of derivatives embedded within convertible debt." The value of the embedded derivative is contingent on changes in interest rates of debt instruments maturing over the duration of the convertible debt as well as projections of future cash and stock dividends over the term of the debt. We recognized a loss of $7,476 in 2012, a gain of $7,984 in 2011 and a gain of $11,524 in 2010 due to changes in the fair value of the embedded derivatives.

After giving effect to the recording of embedded derivative liabilities as a discount to the convertible debt, our common stock had a fair value at the issuance date of the notes in excess of the conversion price, resulting in a beneficial conversion feature. The intrinsic value of the beneficial conversion feature was recorded as additional paid-in capital and as a further discount on the debt. The discount is then amortized to interest expense over the term of the debt using the effective interest rate method.

We recognized non-cash interest expense of $10,684, $6,355 and $4,437 in 2012, 2011 and 2010, respectively, due to the amortization of the debt discount attributable to the embedded derivatives and $7,332, $4,086, and $2,530 in 2012, 2011 and 2010, respectively, due to the amortization of the debt discount attributable to the beneficial conversion feature.

Inventories. Tobacco inventories are stated at lower of cost or market and are determined primarily by the last-in, first-out (LIFO) method at Liggett and Vector Tobacco. Although portions of leaf tobacco inventories may not be used or sold within one year because of time required for aging, they are included in current assets, which is common practice in the industry. We estimate an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand and market conditions.

Stock-Based Compensation. Our stock-based compensation uses a fair value-based method to recognize non-cash compensation expense for share-based transactions. Under the fair value recognition provisions, we recognize stock-based compensation net of an estimated forfeiture rate and only recognize compensation cost for those shares expected to vest on a straight line basis over the requisite service period of the award. We recognized stock-based compensation expense of $1,755, $1,715 and $1,218 in 2012, 2011 and 2010 related to the amortization of stock option awards and $3,808, $1,468 and $1,452 related to the amortization of restricted stock grants. As of December 31, 2012 and 2011, there was $2,103 and $3,860, respectively, of total unrecognized cost related to employee stock options and $134 and $3,653, respectively, of total unrecognized cost related to restricted stock grants. See Note 11 to our consolidated financial statements.

Employee Benefit Plans. The determination of our net pension and other postretirement benefit income or expense is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and healthcare costs. We determine discount rates by using a quantitative analysis that considers the prevailing prices of investment grade bonds and the anticipated cash flow from our two qualified defined benefit plans and our postretirement medical and life insurance plans. These analyses construct a hypothetical bond portfolio whose cash flow from coupons and maturities match the annual projected cash flows from our pension and retiree health plans. As of December 31, 2012, our benefit obligations were computed assuming a discount rate between 2.25% – 4.25%. As of December 31, 2012, our service cost was computed assuming a discount rate of 3.75% – 5.00%. In determining our expected rate of return on plan assets we consider input from our external advisors and historical returns based on the expected long-term rate of return is the weighted average of the target asset allocation of each individual asset class. Our actual 10-year annual rate of return on our pension plan assets was 7.5%, 5.2% and 4.8% for the years ended December 31, 2012, 2011 and 2010, respectively, and our actual five-year annual rate of return on our pension plan assets was 2.9%, 2.9% and 5.7% for the years ended December 31, 2012, 2011 and 2010, respectively. In computing expense for the year ended December 31, 2013, we will use an assumption of a 7% annual rate of return on our pension plan assets. In accordance with accounting principles generally accepted in the United States of America, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized income or expense in such future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our future net pension and other postretirement benefit income or expense.

Net pension expense for defined benefit pension plans and other postretirement benefit expense was $3,603, $3,300 and $5,001 for 2012, 2011 and 2010, respectively, and we currently anticipate such expense will be approximately $1,982 for 2013. In contrast, our funding obligations under the pension plans are governed by the Employee Retirement Income Security Act ("ERISA"). To comply with ERISA's minimum funding requirements, we do not currently anticipate that we will be required to make any funding to the tax qualified pension plans for the pension plan year beginning on January 1, 2013 and ending on December 31, 2013.

Long-Term Investments and Impairments. At December 31, 2012, we had long-term investments of $22,799, which consisted primarily of investment partnerships investing in investment securities and real estate. The investments in these investment partnerships are illiquid and the ultimate realization of these investments is subject to the performance of the underlying partnership and its management by the general partners. The estimated fair value of the investment partnerships is provided by the partnerships based on the indicated market values of the underlying assets or investment portfolio. Gains are recognized when realized in our consolidated statement of operations. Losses are recognized as realized or upon the determination of the occurrence of an other-than-temporary decline in fair value. On a quarterly basis, we evaluate our investments to determine whether an impairment has occurred. If so, we also make a determination of whether such impairment is considered temporary or other-than-temporary. We believe that the assessment of temporary or other-than-temporary impairment is facts and circumstances driven. However, among the matters that are considered in making such a determination are the period of time the investment has remained below its cost or carrying value, the severity of the decline, the likelihood of recovery given the reason for the decrease in market value and our original expected holding period of the investment.

Income Taxes. The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax laws and regulations change over time and, as a result, changes in our subjective assumptions and judgments may materially affect amounts recognized in our consolidated financial statements. See Note 10 to our consolidated financial statements for additional information regarding our accounting for income taxes and uncertain tax positions.

Results of Operations

The following discussion provides an assessment of our results of operations, capital resources and liquidity and should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report. The consolidated financial statements include the accounts of VGR Holding, Liggett, Vector Tobacco, Liggett Vector Brands, New Valley and other less significant subsidiaries.

Our significant business segments for the three years ended December 31, 2012 were Tobacco and Real Estate. The Tobacco segment consists of the manufacture and sale of cigarettes. The Real Estate segment includes the Company's investment in Escena, Aberdeen and investments in non-consolidated real estate businesses. The accounting policies of the segments are the same as those described in the summary of significant accounting policies and can be found in Note 1 to our consolidated financial statements.

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands)		
Revenues:			
Tobacco	$1,084,546	$1,133,380	$1,063,289
Operating income (loss):			
Tobacco	176,017	164,581	130,157(1)
Real estate	(2,013)	(1,929)	(631)
Corporate and other	(19,071)	(19,331)	(18,213)
Total operating income	$ 154,933	$ 143,321	$ 111,313

(1) Operating income includes litigation judgment expense of $16,161 and a $3,000 settlement charge.

2012 Compared to 2011

Revenues. All of our revenues were from the Tobacco segment in 2012 and 2011. Liggett increased the list price of PYRAMID by $1.30 per carton in January 2011, $1.10 per carton in August 2011, $1.00 per carton in June 2012, and $0.60 per carton in December 2012. The list price of LIGGETT SELECT and EVE also increased by $1.00 per carton in June 2011. The list price of GRAND PRIX also increased by $1.10 per carton in June 2011. Liggett increased the list price of LIGGETT SELECT, EVE, and GRAND PRIX by $0.80 per carton in October 2011, $1.00 per carton in June 2012, and $0.60 per carton in December 2012.

All of our sales were in the discount category in 2012 and 2011. For the year ended December 31, 2012, revenues were $1,084,546 compared to $1,133,380 for the year ended December 31, 2011. Revenues declined by 4.3% ($48,834) due to an unfavorable sales volume of $101,669 (approximately 892.4 million units) offset by a favorable price variance of $52,835 primarily related to increases in the price of PYRAMID.

Cost of goods sold. Our cost of goods sold declined from $892,883 for the year ended December 31, 2011 to $823,452 for the year ended December 31, 2012. The major components of our cost of goods sold are federal excise taxes, expenses under the MSA, FDA legislation and tobacco buyout, which are variable costs based on the number of units sold, and tobacco and other manufacturing costs, which are fixed and variable costs. Federal excise taxes declined from $552,965 for the twelve months ended December 31, 2011 to

$508,027 for the year ended December 31, 2012 as a result of decreased unit sales volume of 8.1%. Tobacco and other manufacturing costs were $129,634 and $133,559 for the year ended December 31, 2012 and 2011, respectively. Expenses under the MSA were $137,609 and $155,707 for the year ended December 31, 2012 and 2011, respectively.

Tobacco gross profit. Tobacco gross profit was $261,094 for the year ended December 31, 2012 compared to $240,497 for the twelve months ended December 31, 2011. The $20,597 (8.6%) increase was due primarily to increases in the price of PYRAMID. As a percentage of revenues (excluding federal excise taxes), Tobacco gross profit increased to 45.3% in the 2012 period compared to gross profit of 41.4% in the 2011 period due to price increases.

Expenses. Operating, selling, general and administrative expenses were $106,161 for the year ended December 31, 2012 compared to $97,176 for the same period last year, an increase of $8,985 (9.2%). Tobacco expenses were $85,077 for the year ended December 31, 2012 compared to $75,916 for the year ended December 31, 2011. The increase of $9,161 was primarily the result of higher sales force expenses due to an increase in sales force over the last twelve months, increases in legal expenses due to MSA arbitration and *Engle* progeny cases and an increase in point of sales materials. Tobacco product liability legal expenses and other litigation costs were $9,666 and $7,795 for the year ended December 31, 2012 and 2011, respectively. Expenses at the corporate segment declined from $19,331 to $19,071 in 2012 due to lower professional fees.

Operating income. Operating income was $154,933 for the year ended December 31, 2012 compared to $143,321 for the same period last year, an increase of $11,612 (8.1%). For the year ended December 31, 2012, Tobacco segment operating income increased from $164,581 in 2011 to $176,017 in 2012 primarily due to increases in the price of PYRAMID in 2012. The real estate segment's operating loss was $2,013 and $1,929 for the year ended December 31, 2012 and 2011, respectively, primarily related to Escena's operations. The operating loss at the corporate segment was $19,071 for the year ended December 31, 2012 compared to $19,331 for 2011, a decrease of $260.

Other income (expenses). Other expenses were $101,216 for the year ended December 31, 2012 compared to other expenses of $20,164 for the same period last year. For the year ended December 31, 2012, other expenses primarily consisted of interest expense of $110,102, a loss of $7,476 from changes in fair value of derivatives embedded within convertible debt, accelerated interest expense related to the conversion of debt of $14,960 and an equity loss on long-term investments of $1,261. This was offset by equity income on non-consolidated real estate businesses of $29,764, gain on sale of investment securities available for sale of $1,640, and interest and other income of $1,179. For the year ended December 31, 2011, other expenses primarily consisted of interest expense of $100,706, an equity loss of $859 on long-term investments, and accelerated interest expense related to the conversion of debt of $1,217. These expenses were offset by income of $7,984 for changes in fair value of derivatives embedded within convertible debt, net realized gains on investments held for sale of $23,257, equity income on non-consolidated real estate businesses of $19,966, gain on liquidation of long-term investments of $25,832, gain on sale of townhomes of $3,843 and other income of $1,736.

The value of the embedded derivatives is contingent on changes in interest rates of debt instruments maturing over the duration of the convertible debt, our stock price as well as projections of future cash and stock dividends over the term of the debt. The interest rate component of the value of the embedded derivative is computed by calculating an equivalent non-convertible, unsecured and subordinated borrowing cost. This rate is determined by calculating the implied rate on our 7.5% Convertible Notes when removing the embedded option value within the convertible security. This rate is based upon market observable inputs and influenced by our stock price, convertible bond trading price, risk free interest rates and stock volatility. We recognized charges of $7,476 for the year ended December 31, 2012 and income of $7,984 for the year ended December 31, 2011.

Income before income taxes. Income before income taxes for the year ended December 31, 2012 was $53,717 compared to $123,157 for the year ended December 31, 2011. The decrease is attributable to the items discussed above.

Income tax expense. The income tax expense was $23,095 for the year ended December 31, 2012, compared to $48,137 for the year ended December 31, 2011. Our income tax rates for the years ended December 31, 2012 and 2011 do not bear a customary relationship to statutory income tax rates as a result of the impact of nondeductible expenses, state income taxes and interest and penalties accrued on unrecognized tax benefits offset by the impact of the domestic production activities deduction. In addition, we recorded a tax benefits of $0 and $870 for the years ended December 31, 2012 and 2011, respectively, resulting from the reduction of a previously established valuation allowance of a deferred tax asset. The net deferred tax asset has been recognized for state tax net operating losses at Vector Tobacco Inc. after evaluating the impact of the negative and positive evidence that such asset would be realized.

2011 Compared to 2010

Revenues. All of our revenues were from the Tobacco segment in 2011 and 2010. Liggett increased the list price of LIGGETT SELECT, EVE, and GRAND PRIX by $0.60 per carton in January 2010, an additional $0.65 per carton in May 2010, an additional $0.75 per carton in October 2010 and an additional $0.80 per carton in October 2011. The list price of LIGGETT SELECT and EVE increased by $1.00 per carton in June 2011. The list price of GRAND PRIX also increased by $1.10 per carton in June 2011. Liggett increased the list price of PYRAMID by $1.30 per carton in January 2011 and $1.10 per carton in August 2011.

All of our sales were in the discount category for the years ended December 31, 2011 and 2010, respectively. Revenues were $1,133,380 for the year ended December 31, 2011 compared to $1,063,289 in 2010. Revenues increased by 6.6% ($70,091) due to a favorable price variance of $69,140 primarily related to increases in price of PYRAMID and a favorable sales volume variance of $951 (approximately 292.9 million units or a 2.7% increase in unit volume primarily related to PYRAMID).

Cost of goods sold. Our cost of goods sold increased from $845,106 for the year ended December 31, 2010 to $892,883 for the year ended December 31, 2011. The major components of our cost of goods sold are federal excise taxes, which are variable costs based on the number of units sold, expenses under the MSA, FDA legislation and tobacco buyout, which are variable costs based on the number of units sold, and tobacco and other manufacturing costs, which are fixed and variable costs. Federal excise taxes increased from $538,328 in 2010 to $552,965 in 2011 as a result of increased unit sales volume of 2.7%. Tobacco and other manufacturing costs increased from $128,119 in 2010 to $133,559 in 2011 primarily as a result of increased sales volume. Expenses under the MSA increased from $135,684 in 2010 to $155,707 in 2011 primarily as a result of increased unit sales volume above our allocated market share and higher MSA rates.

Tobacco gross profit. Tobacco gross profit was $240,497 for the year ended December 31, 2011 compared to $218,183 in 2010. The $22,314 (10.2%) increase was primarily due to higher prices. As a percent of revenues (excluding federal excise taxes), Tobacco gross profit decreased to 41.4% for year ended December 31, 2011 compared to gross profit of 41.6% for the same period in 2010 due to sales mix and an increase in MSA expense due to growth in market share offset by increased sales prices in 2011.

Expenses. Operating, selling, administrative and general expenses were $97,176 for the year ended December 31, 2011 compared to $90,709 for the same period in 2010, an increase of $6,467 (7.1%). Tobacco expenses were $75,916 for the year ended December 31, 2011 compared to $68,865 for the same period in 2010, an increase of $7,051 (10.2%) which was primarily the result of higher sales force expenses due to an increase in sales force over the last twelve months. Tobacco product liability legal expenses and other litigation costs were $7,795 and $10,028 for the year ended December 31, 2011 and 2010, respectively. In addition, we recorded $16,161 of expense associated with litigation judgments in 2010. Expenses at the corporate segment decreased from $21,213 to $19,331 for the year ended December 31, 2011 compared to the same period to the same period in 2010 due to the timing of expenses.

Operating income. Operating income was $143,321 for the year ended December 31, 2011 compared to $111,313 for the same period last year, an increase of $32,008 (28.8%). Tobacco segment operating income increased from $130,157 for the year ended December 31, 2010 to $164,581 for the same period in 2011 primarily the result of price increases taken in 2011 and the absence of the $16,161 litigation judgment expense and a $3,000 non-recurring settlement charge that occurred in 2010 offset by higher sales force expenses due to an increase in sales force over the last twelve months. The real estate segment's operating loss of $1,929 and $631 for the years ended December 31, 2011 and 2010, respectively, related primarily to

Escena's operations. The operating loss at the corporate segment was $19,331 for the year ended December 31, 2011 compared to $18,213 for the same period last year, an increase of $1,118.

Other income (expenses). Other expenses were $20,164 for the year ended December 31, 2011 compared to $25,743 for the past year. For the year ended December 31, 2011, other expenses primarily consisted of interest expense of $100,706, an equity loss of $859 on long-term investments and $1,217 of accelerated interest expense related to the conversion of 10% of the principal ($11,000) of the 3.875% Variable Interest Senior Convertible Debentures due 2026 on June 15, 2011. These expenses were offset by income of $7,984 for changes in fair value of derivatives embedded within convertible debt, net realized gains on investments held for sale of $23,257, equity income on non-consolidated real estate businesses of $19,966, gain on liquidation of long-term investments of $25,832, gain on sale of townhomes of $3,843 and other income of $1,736. Interest expense increased by $16,610 due to the issuance of debt that occurred at the end of 2010 for which a full year of interest expense was incurred in 2011. For the year ended December 31, 2010, other expenses primarily consisted of interest expense of $84,096 offset by other income of $11,524 for changes in fair value of derivatives embedded within convertible debt, net realized gains on investments held for sale of $19,869, equity income on non-consolidated real estate businesses of $23,963, equity income on a long-term investment of $1,489 and interest and other income of $1,508.

We recorded equity income of $1,489 related to a limited partnership for the year ended December 31, 2010, included in this amount was the impact of an error we identified, which resulted in an out-of-period adjustment of approximately $1,650 (approximately $980 after taxes) for the year ended December 31, 2010. The error occurred because our ownership in the limited partnership increased from a nominal percentage to more than 10% during the fourth quarter of 2008 (due to significant withdrawals from other partners); thus, our investment should have been accounted for under the equity method for all previous periods in which the investment was held. We assessed the materiality of this error on all previously issued financial statements in accordance with the ASC 250-10-S99-1 and concluded that the error was immaterial to all previously issued financial statements. The impact of correcting this error in the current year was not material to our 2010 consolidated financial statements. This adjustment was recognized within other income in the consolidated statements of operations.

The fair value of the embedded derivatives is contingent on changes in interest rates of debt instruments maturing over the duration of the convertible debt, our stock price as well as projections of future cash and stock dividends over the term of the debt. The income of $7,984 and $11,524 from the embedded derivative for the years ended December 31, 2011 and 2010, respectively, was primarily the result of increasing spreads between corporate convertible debt and risk-free investments offset by interest payments during the period.

Income before income taxes. Income before income taxes for the year ended December 31, 2011 was $123,157 compared to $85,570 for the same period in 2010.

Income tax expense. The income tax expense was $48,137 for the year ended December 31, 2011 compared to $31,486 for the same period in 2010. Our income tax rates for the years ended December 31, 2011 and 2010 do not bear a customary relationship to statutory income tax rates as a result of the impact of nondeductible expenses, state income taxes and interest and penalties accrued on unrecognized tax benefits offset by the impact of the domestic production activities deduction. In addition, we recorded a tax benefits of $870 and $500 for the years ended December 31, 2011 and 2010, respectively, resulting from the reduction of a previously established valuation allowance of a deferred tax asset. The net deferred tax asset has been recognized for state tax net operating losses at Vector Tobacco Inc. after evaluating the impact of the negative and positive evidence that such asset would be realized.

Liquidity and Capital Resources

Net cash and cash equivalents increased by $164,932 and $90,371 in 2012 and 2010, respectively, and decreased by $58,902 in 2011.

Net cash provided from operations was $84,086, $36,041 and $67,004 in 2012, 2011 and 2010, respectively. The change primarily related to increased operating income in the 2012 period, a reduction of accounts receivable in 2012 compared to an increase in 2011 and a decrease in inventory in the 2012 period. In 2011, Liggett extended terms on PYRAMID sales by five days and this program has continued in 2012.

The initiation of longer terms for PYRAMID increased trade accounts receivable by $23,020 in the 2011 period. Trade accounts receivable declined by $13,622 for the year in 2012 due to the timing of receipts in December 2012 compared to December 2011. The changes related to trade accounts receivable increased cash flow from operations by $36,642 in the 2012 period as compared to the 2011 period. The amount was offset by higher payments under the Master Settlement Agreement in 2012 compared to 2011 and lower accruals under the Master Settlement Agreement due to lower unit sales in 2012.

Cash used in investing activities was $4,139 and $45,132 in 2012 and 2010, respectively, compared to cash provided by investing activities of $41,285 in 2011. In 2012, cash used in investing activities was for purchase of real estate businesses of $33,375, capital expenditures of $11,265, purchase of long-term investments of $5,000, the purchase of investment securities of $5,647, an increase in cash surrender value of corporate-owned life insurance policies of $907, the issuance of notes receivable of $383, and an increase in non-current restricted assets of $1,130. This was offset by the proceeds from distributions from non-consolidated real estate businesses of $49,221, the sale of investment securities of $3,831, the proceeds from the sale of fixed assets of $444, and proceeds from the sale or liquidation of long-term investments of $72. In 2011, cash provided by investing activities was primarily from the proceeds from the sale or maturity of investment securities of $31,643, proceeds from the sale or liquidation of long-term investments of $66,190, distributions from non-consolidated real estate businesses of $8,450 and proceeds from the sales of townhomes of $19,629. This was offset by cash primarily used for the purchase of investment securities of $5,039, purchase of real estate businesses of $41,859, purchase of long-term investments of $10,000, capital expenditures of $11,838, an increase in cash surrender value of corporate-owned life insurance policies of $744 and the issuance of notes receivable of $15,256.

Cash provided by financing activities was $84,985 and $68,499 in 2012 and 2010, respectively. Cash used in financing activities was $136,228 in 2011. In 2012, cash provided by financing activities was primarily from proceeds from debt issuance of $244,075, net borrowings of debt under the revolver of $7,958, proceeds from the issuance of Vector stock of $611, proceeds from the exercise of Vector options of $140, and tax benefit of options exercised of $52. This was offset by distributions on common stock of $137,114, repayment of debt of $19,258, and deferred financing costs of $11,479. In 2011, cash was used for distributions on common stock of $125,299, net repayments of debt under the revolver of $14,238 and repayment of debt of $4,960 offset by proceeds from debt issuance of $6,419, proceeds from the exercise of Vector options of $1,029, and tax benefit of options exercised of $821. In 2010, cash provided by financing activities was primarily from proceeds of debt issuance of $185,714, net borrowings under the revolver of $18,326, proceeds from the exercise of Vector options of $1,265 and excess of tax benefit of options exercised of $269 offset by cash used for distributions on common stock of $117,459, repayments of debt of $14,539 and deferred finance charges of $4,932.

In June 2002, the jury in an individual case brought under the third phase of the *Engle* case awarded $24,835 of compensatory damages against Liggett and two other defendants and found Liggett 50% responsible for the damages. The verdict was affirmed on appeal and Liggett paid $14,361 in June 2010. To date, eight other verdicts have been entered in *Engle* progeny cases against Liggett in the total amount of approximately $17,671, three of which have been affirmed on appeal. It is possible that additional cases could be decided unfavorably. Liggett may enter into discussions in an attempt to settle particular cases if it believes it is appropriate to do so.

Management cannot predict the cash requirements related to any future settlements or judgments, including cash required to bond any appeals, and there is a risk that those requirements will not be able to be met. Management is unable to make a reasonable estimate of the amount or range of loss that could result from an unfavorable outcome of the cases pending against Liggett or the costs of defending such cases. It is possible that our consolidated financial position, results of operations or cash flows could be materially adversely affected by an unfavorable outcome in any such tobacco-related litigation.

Vector. As described under "Recent Developments", in November 2012, we sold $230,000 of our 7.5% variable interest senior convertible notes due 2019 (the "2019 Convertible Notes") in a public offering registered under the Securities Act. The 2019 Convertible Notes are our senior unsecured obligations and are effectively subordinated to any of our secured indebtedness to the extent of the assets securing such indebtedness. The 2019 Convertible Notes are also structurally subordinated to all liabilities and commitments of our subsidiaries. The aggregate net proceeds from the sale of the 2019 Convertible Notes were approximately $218,900 after deducting underwriting discounts, commissions, fees and offering expenses.

The notes pay interest ("Total Interest") on a quarterly basis beginning January 15, 2013 at a rate of 2.5% per annum plus additional interest, which is based on the amount of cash dividends paid during the prior three-month period ending on the record date for such interest payment multiplied by the total number of shares of its common stock into which the debt will be convertible on such record date. Notwithstanding the foregoing, however, the interest payable on each interest payment date shall be the higher of (i) the Total Interest and (ii) 7.5% per annum. The notes are convertible into our common stock at the holder's option. The conversion price at December 31, 2012 was $18.50 per share (approximately 54.0541 shares of common stock per $1,000 principal amount of the note), is subject to adjustment for various events, including the issuance of stock dividends. The notes will mature on January 15, 2019.

7.75% Senior Secured Notes due 2012. In February 2013, we sold $450,000 of our 7.75% senior secured notes due 2021 in a private offering to qualified institutional investors in accordance with Rule 144A of the Securities Act of 1933. The aggregate net proceeds from the sale of the 7.75% senior secured notes were approximately $438,250 after deducting underwriting discounts, commissions, fees and offering expenses. We intend to use the net proceeds of the issuance for the cash tender offer described below and the redemption price for any existing 11% senior secured notes that are not tendered, plus accrued and unpaid interest plus any related fees and expenses.

We agreed to consummate a registered exchange offer for the 7.75% senior secured notes within 360 days after the date of the initial issuance of the 7.75% senior secured notes. The new 7.75% senior secured notes to be issued in the exchange offer will have substantially the same terms as the original notes, except that the new 7.75% senior secured notes will have been registered under the Securities Act. We will be required to pay additional interest on the 7.75% senior secured notes if we fail to timely comply with our obligations under the Registration Rights Agreement until such time as we comply.

The 7.75% senior secured notes pay interest on a semi-annual basis at a rate of 7.75% per year and mature on February 15, 2021. We may redeem some or all of the 7.75% senior secured notes at any time prior to February 15, 2016 at a make-whole redemption price. On or after February 15, 2016 we may redeem some or all of the 7.75% senior secured notes at a premium that will decrease over time, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date.

The 7.75% senior secured notes are guaranteed subject to certain customary automatic release provisions on a joint and several basis by all of our 100% owned domestic subsidiaries that are engaged in the conduct of our cigarette businesses. In addition, some of the guarantees are collateralized by second priority or first priority security interests in certain collateral of some of the subsidiary guarantors, including their common stock, pursuant to security and pledge agreements.

The indenture contains covenants that restrict the payment of dividends if our consolidated earnings before interest, taxes, depreciation and amortization ("Consolidated EBITDA"), as defined in the indenture, for the most recently ended four full quarters is less than $75,000. The indenture also restricts the incurrence of debt if our Leverage Ratio and our Secured Leverage Ratio, as defined in the indenture, exceed 3.0 and 1.5, respectively. Our Leverage Ratio is defined in the indenture as the ratio of our guaranteeing subsidiaries' total debt less the fair market value of our cash, investments in marketable securities and long-term investments to Consolidated EBITDA, as defined in the indenture. Our Secured Leverage Ratio is defined in the indenture in the same manner as the Leverage Ratio, except that secured indebtedness is substituted for indebtedness. The following table summarizes the requirements of these financial covenants and the results of the calculation, as defined by the indenture.

Covenant	Indenture Requirement	December 31, 2012	December 31, 2011
Consolidated EBITDA, as defined	$75,000	$231,385	$226,554
Leverage ratio, as defined	<3.0 to 1	0.5 to 1	0.9 to 1
Secured leverage ratio, as defined	<1.5 to 1	Negative	0.5 to 1

Tender Offer. On January 29, 2013, we announced we were commencing a cash tender offer with respect to any and all of the outstanding $415,000 of our 11% senior secured notes due 2015. We retired $336,315 of the 11% senior secured notes at a premium of 104.292%, plus accrued and unpaid interest, on February 12, 2013. The remaining $78,685 of the 11% senior secured notes have been called and will be retired on March 12, 2013 at a redemption price of 103.667% plus accrued and unpaid interest.

Liggett Financing. In 2010, Liggett entered into nine financing agreements for a total of $16,634 related to the purchase of equipment. The weighted average interest rate of the outstanding debt is 5.65% per annum and the interest rate on the notes ranges between 5.47% and 6.13%. The debt is payable over 30 to 60 months with an average term of 36 months. Total monthly installments are $155.

Liggett also refinanced $3,575 of debt related to previous equipment purchases. The refinanced debt has an interest rate of 5.95% and is payable in 36 installments of $109.

In 2011, Liggett purchased equipment for $6,342 and entered into three financing agreements for a total of $6,342 related to the equipment purchase. The weighted average interest rate of the outstanding debt is 5.66% per annum and the interest rate on the various notes ranges between 5.33% and 5.82%. Total monthly installments are $145.

In 2012, Liggett refinanced $4,452 of debt related to equipment purchased in 2010. The refinanced debt had a weighted average interest rate of 5.89% and an average remaining term of 43 months. The new debt carries an interest rate of 5.96% and a term of 36 months. Total monthly installments are $135. Liggett purchased equipment for $5,040 and entered into four financing agreements for a total of $5,040 related to the equipment purchase. The weighted average interest rate of the outstanding debt is 5.2% per annum and the interest rate on the various notes ranges between 4.72% and 5.56% and is payable in installments of 36 to 48 months.

Each of these equipment loans is collateralized by the purchased equipment.

The majority of these equipment purchases are due to Liggett's increased unit volume sales plus an increasing proportion of sales in box style packaging versus soft pack. Liggett's management expects capital expenditures of approximately $10,000 in 2013, of which the majority will be financed on terms similar to the previous 2012 financing arrangements.

Liggett Credit Facility. Liggett has a $50,000 credit facility (the "Credit Facility") with Wells Fargo Bank, N.A. ("Wells Fargo"). The Credit Facility is collateralized by all inventories and receivables of Liggett and a mortgage on Liggett's real property. The Credit Facility requires Liggett's compliance with certain financial and other covenants including a restriction on Liggett's ability to pay cash dividends unless Liggett's borrowing availability, as defined, under the credit facility for the 30-day period prior to the payment of the dividend, and after giving effect to the dividend, is at least $5,000 and no event of default has occurred under the agreement, including Liggett's compliance with the covenants in the credit facility.

In February 2012, Liggett and Wells Fargo renewed the $50,000 Credit Facility. The Credit Facility is collateralized by all inventories and receivables of Liggett and a mortgage on its manufacturing facility. The Credit Facility expires on March 8, 2015; provided that Liggett may terminate the Credit Facility prior to March 8, 2015 at any time by giving at least 30 days prior written notice to Wells Fargo, and Wells Fargo may, at Well Fargo's option, terminate the Credit Facility at any time upon the occurrence and during the continuance of an Event of Default. Prime rate loans under the facility bear interest at a rate equal to the prime rate of Wells Fargo with Eurodollar rate loans bearing interest at a rate of 2.0% above Wells Fargo's adjusted Eurodollar rate. The credit facility contains covenants that provide that Liggett's earnings before interest, taxes, depreciation and amortization, as defined under the credit facility, on a trailing twelve month basis, shall not be less than $100,000 if Liggett's excess availability, as defined, under the credit facility, is less than $20,000. The covenants also require that annual Capital Expenditures, as defined under the credit facility (before a maximum carryover amount of $2,500), shall not exceed $15,000 during any fiscal year except for 2010, when Liggett was permitted to incur Capital Expenditures of up to $33,000.

Liggett Term Loan Under Credit Facility. On February 21, 2012, Wells Fargo amended and restated the existing $5,600 term loan (the "Term Loan") made to 100 Maple LLC ("Maple"), a subsidiary of Liggett, within the commitment under the Credit Facility. In connection with the amendment and restatement the maturity date of the Term Loan was extended to March 1, 2015 and the outstanding principal amount was paid down to $4,425. The Term Loan bears an interest rate equal to 1.75% more than Wells Fargo's adjusted Eurodollar rate. Monthly payments of $25 are due under the Term Loan from March 1, 2012 to February 1, 2015 ($885 in total) with the balance of $3,540 due at maturity on March 1, 2015.

The Term Loan is collateralized by the existing collateral securing the Credit Facility, including, without limitation, certain real property owned by Maple. The Term Loan did not increase the $50,000 borrowing amount of the Credit Facility, but did increase the outstanding amounts under the Credit Facility by the amount of the term loan and proportionately reduces the maximum borrowing availability under the Credit Facility.

The Credit Facility permits the guaranty of our 7.75% senior secured notes due 2021 by each of Liggett and 100 Maple LLC, a subsidiary of Liggett ("Maple") and the pledging of certain assets of Liggett and Maple on a subordinated basis to secure their guarantees. The credit facility also grants to Wells Fargo a blanket lien on all the assets of Liggett and Maple, excluding any equipment pledged to current or future purchase money or other financiers of such equipment and excluding any real property, other than the Mebane Property and other real property to the extent its value is in excess of $5,000. Wells Fargo, Liggett, Maple and the collateral agent for the holders of our 7.75% senior secured notes have entered into an intercreditor agreement, pursuant to which the liens of the collateral agent on the Liggett and Maple assets will be subordinated to the liens of Wells Fargo on the Liggett and Maple assets.

As of December 31, 2012, a total of $33,609 was outstanding under the revolving and term loan portions of the credit facility. Availability as determined under the facility was approximately $16,391 based on eligible collateral at December 31, 2012. At December 31, 2012, management believed that Liggett was in compliance with all covenants under the credit facility as amended. Liggett's EBITDA, as defined, were approximately $160,197 for the twelve months ended December 31, 2012.

We and our subsidiaries have significant indebtedness and debt service obligations. At December 31, 2012, we and our subsidiaries had total outstanding indebtedness of $897,454. Approximately $157,500 of our 6.75% convertible notes mature in 2014. We were required to mandatorily redeem on June 15, 2011 10% of the total aggregate principal amount outstanding, or $11,000, of the Company's 3.875% variable interest senior convertible debentures due 2026. Other than the holders of $7 principal amount of the debentures, who had 10% of their aggregate principal amount of debentures mandatorily redeemed, each holder of the notes chose to convert its pro-rata portion of the $11,000 of principal into our common stock. We recorded accelerated interest expense of $1,217 for the year ended December 31, 2011, on the conversion of the $11,000 of debentures into 719,255 shares of common stock. The debt conversion resulted in a non-cash financing transaction of $10,993. We were required to offer to purchase the remaining $99,000 of the debentures on June 15, 2012. None of the debentures were surrendered for repurchase by us. Holders of the debentures converted an aggregate of $55,778 principal amount of the debentures into 3,650,486 shares of the Company's common stock in 2012. We recorded non-cash accelerated interest expense related to the converted debt of $14,960 for the year ended December 31, 2012. The debt conversion resulted in a reclassification from debt to equity in the amount of $55,778. As of December 31, 2012, the principal amount of the Debentures outstanding was $43,222. We are required to offer to repurchase the remaining $43,222 of the debentures on June 15, 2016.

We incurred an additional $230,000 of indebtedness in connection with the November 2012 offering of our variable interest convertible notes due 2019. We retired on February 12, 2013, $336,315 of the $415,000 of our outstanding 11% senior secured notes due 2015. The remaining $78,685 of our 11% senior secured notes have been called and will be retired on March 12, 2013. We incurred an additional $450,000 of indebtedness in connection with the February 2013 offering of our 7.75% senior secured notes due 2021. In addition, subject to the terms of any future agreements, we and our subsidiaries will be able to incur additional indebtedness in the future. There is a risk that we will not be able to generate sufficient funds to repay our debt. If we cannot service our fixed charges, it would have a material adverse effect on our business and results of operations.

We believe that our cigarette operations are positive cash flow generating units and will continue to be able to sustain our operations without any significant liquidity concerns.

In order to meet the above liquidity requirements as well as other anticipated liquidity needs in the normal course of business, we had cash and cash equivalents of approximately $405,900, investment securities available for sale of approximately $70,000, long-term investments with an estimated value of approximately $24,800 and availability under Liggett's credit facility of approximately $16,400 at December 31, 2012. Management currently anticipates that these amounts, as well as expected cash flows from our operations, proceeds from public and/or private debt and equity financing, management fees and other payments from subsidiaries should be sufficient to meet our liquidity needs over the next 12 months. We may acquire or seek to acquire additional operating businesses through merger, purchase of assets, stock acquisition or other means, or to make other investments, which may limit our liquidity otherwise available.

On a quarterly basis, we evaluate our investments to determine whether an impairment has occurred. If so, we also make a determination if such impairment is considered temporary or other-than-temporary. We believe that the assessment of temporary or other-than-temporary impairment is facts and circumstances driven. However, among the matters that are considered in making such a determination are the period of time the investment has remained below its cost or carrying value, the likelihood of recovery given the reason for the decrease in market value and our original expected holding period of the investment.

The total amount of unrecognized tax benefits was $6,597 at January 1, 2012 and decreased $328 during the year ended December 31, 2012. The total amount of unrecognized tax benefits was $6,768 at January 1, 2011 and decreased $171 during the year ended December 31, 2011, primarily from the expiration of various state statute of limitations.

Long-Term Financial Obligations and Other Commercial Commitments

Our significant long-term contractual obligations as of December 31, 2012 were as follows:

Contractual Obligations	2013	2014	2015	2016	2017	Thereafter	Total
Long-term debt[(1),(8)]	$ 36,778	$164,262	$422,240	$44,175	$ —	$230,000	$ 897,455
Operating leases[(2)]	3,976	3,430	2,887	2,264	2,226	3,958	18,741
Inventory purchase commitments[(3)]	11,914	—	—	—	—	—	11,914
Capital expenditure purchase commitments[(4)]	1,995	—	—	—	—	—	1,995
Interest payments[(5),(8)]	102,533	104,811	79,122	31,160	27,681	35,972	381,279
Total[(6),(7)]	$157,196	$272,503	$504,249	$77,599	$29,907	$269,930	$1,311,384

(1) Long-term debt is shown before discount and assumes retirement in 2016 of $43,222 of our 3.875% variable interest senior convertible debentures due 2026 which we may be required to repurchase on June 15, 2016. For more information concerning our long-term debt, see "Liquidity and Capital Resources" above and Note 7 to our consolidated financial statements.

(2) Operating lease obligations represent estimated lease payments for facilities and equipment. The amounts presented do not include amounts scheduled to be received under non-cancelable operating subleases of $402 in 2013 and zero thereafter. See Note 8 to our consolidated financial statements.

(3) Inventory purchase commitments represent purchase commitments under our leaf inventory management program. See Note 4 to our consolidated financial statements.

(4) Capital expenditure purchase commitments represent purchase commitments for machinery and equipment at Liggett and Vector Tobacco. See Note 5 to our consolidated financial statements.

(5) Interest payments are based on current interest rates at December 31, 2012 and the assumption our current policy of a cash dividend of $0.40 per quarter and an annual 5% stock dividend will continue. In addition, interest payments have been computed assuming retirement in 2016 of $43,222 of our 3.875% variable interest senior convertible debentures due 2026 which we may be required to repurchase on June 15, 2016 as discussed in Note (1) above. For more information concerning our long-term debt, see "Liquidity and Capital Resources" above and Note 7 to our consolidated financial statements.
(6) Not included in the above table is approximately $51,080 of net deferred tax liabilities and $6,269 of unrecognized income tax benefits.
(7) Because their future cash outflows are uncertain, the above table excludes our pension and post benefit plans unfunded obligations of $48,684 at December 31, 2012.
(8) Long-term debt and interest payments are shown without consideration for the the tender offer for our 11% senior secured notes due 2015 or the issuance of our 7.75% senior secured notes due 2021 in February 2013.

Payments under the MSA, discussed in Note 12 to our consolidated financial statements, and the federal tobacco quota legislation, discussed in "Legislation and Regulation" below, are excluded from the table above, as the payments are subject to adjustment for several factors, including inflation, overall industry volume, our market share and the market share of non-participating manufacturers.

Off-Balance Sheet Arrangements

We have various agreements in which we may be obligated to indemnify the other party with respect to certain matters. Generally, these indemnification clauses are included in contracts arising in the normal course of business under which we customarily agree to hold the other party harmless against losses arising from a breach of representations related to such matters as title to assets sold and licensed or certain intellectual property rights. Payment by us under such indemnification clauses is generally conditioned on the other party making a claim that is subject to challenge by us and dispute resolution procedures specified in the particular contract. Further, our obligations under these arrangements may be limited in terms of time and/or amount, and in some instances, we may have recourse against third parties for certain payments made by us. It is not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of our obligations and the unique facts of each particular agreement. Historically, payments made by us under these agreements have not been material. As of December 31, 2012, we were not aware of any indemnification agreements that would or are reasonably expected to have a current or future material adverse impact on our financial position, results of operations or cash flows.

In February 2004, Liggett Vector Brands entered into a five year agreement with a subsidiary of the American Wholesale Marketers Association to support a program to permit certain tobacco distributors to secure, on reasonable terms, tax stamp bonds required by state and local governments for the distribution of cigarettes. This agreement has been extended through February 2016. Under the agreement, Liggett Vector Brands has agreed to pay a portion of losses incurred by the surety under the bond program, with a maximum loss exposure of $500 for Liggett Vector Brands. To secure its potential obligations under the agreement, Liggett Vector Brands has delivered to the subsidiary of the association a $100 letter of credit and agreed to fund up to an additional $400. The Company believes the fair value of Liggett Vector Brands' obligation under the agreement was immaterial at December 31, 2012.

At December 31, 2012, we had outstanding approximately $342 of letters of credit, collateralized by certificates of deposit. The letters of credit have been issued as security deposits for leases of office space, to secure the performance of our subsidiaries under various insurance programs and to provide collateral for various subsidiary borrowing and capital lease arrangements.

Market Risk

We are exposed to market risks principally from fluctuations in interest rates, foreign currency exchange rates and equity prices. We seek to minimize these risks through our regular operating and financing activities and our long-term investment strategy. Our market risk management procedures cover all market risk sensitive financial instruments.

As of December 31, 2012, approximately $33,600 of our outstanding debt at face value had variable interest rates determined by various interest rate indices, which increases the risk of fluctuating interest rates. Our exposure to market risk includes interest rate fluctuations in connection with our variable rate borrowings, which could adversely affect our cash flows. As of December 31, 2012, we had no interest rate caps or swaps. Based on a hypothetical 100 basis point increase or decrease in interest rates (1%), our annual interest expense could increase or decrease by approximately $336.

In addition, as of December 31, 2012, $157,429 ($430,752 principal amount) of outstanding debt had a variable interest rate determined by the amount of the dividends on our common stock. The difference between the stated value of the debt and carrying value is due principally to certain embedded derivatives, which were separately valued and recorded upon issuance. Changes to the estimated fair value of these embedded derivatives are reflected within our statements of operations as "Changes in fair value of derivatives embedded within convertible debt." The value of the embedded derivative is contingent on changes in interest rates of debt instruments maturing over the duration of the convertible debt as well as projections of future cash and stock dividends over the term of the debt and changes in the closing stock price at the end of each quarterly period. Based on a hypothetical 100 basis point increase or decrease in interest rates (1%), our annual "Changes in fair value of derivatives embedded within convertible debt" could increase or decrease by approximately $5,335 with approximately $115 resulting from the embedded derivative associated with our 6.75% note due 2014, $219 resulting from the embedded derivative associated with our 6.75% exchange notes due 2014, $2,925 resulting from the embedded derivative associated with the 7.5% variable interest senior convertible notes, and the remaining $2,076 resulting from the embedded derivative associated with our 3.875% variable interest senior convertible debentures due 2026. An increase in our quarterly dividend rate by $0.10 per share would increase interest expense by approximately $10,910 per year.

We have estimated the fair market value of the embedded derivatives based principally on the results of a valuation model. The value of the embedded derivatives is contingent on changes in interest rates of debt instruments maturing over the duration of the convertible debt, our stock price as well as projections of future cash and stock dividends over the term of the debt. The interest rate component of the value of the embedded derivative is computed by calculating an equivalent non-convertible, unsecured and subordinated borrowing cost. This rate is determined by calculating the implied rate on our 7.5% Convertible Notes when removing the embedded option value within the convertible security. This rate is based upon market observable inputs and influenced by our stock price, convertible bond trading price, risk free interest rates and stock volatility. The range of estimated fair market values of our embedded derivatives was between $174,909 and $169,424. We recorded the fair market value of our embedded derivatives at the midpoint of the inputs at $172,128 as of December 31, 2012. The estimated fair market value of our embedded derivatives could change significantly based on future market conditions.

We held investment securities available for sale totaling $69,984 at December 31, 2012, which includes 13,891,205 common shares of Ladenburg Thalmann Financial Services Inc. carried at $19,448 and 1,000,000 warrants carried at $717.

See Note 3 to our consolidated financial statements. Adverse market conditions could have a significant effect on the value of these investments.

We and New Valley also hold long-term investments in various investment partnerships. These investments are illiquid, and their ultimate realization is subject to the performance of the underlying entities.

New Accounting Pronouncements

Refer to Note 1, *Summary of Significant Accounting Policies*, to our consolidated financial statements for further information on *New Accounting Pronouncements.*

Legislation and Regulation

Reports with respect to the alleged harmful physical effects of cigarette smoking have been publicized for many years and, in the opinion of Liggett's management, have had and may continue to have an adverse effect on cigarette sales. Since 1964, the Surgeon General of the United States and the Secretary of Health and Human Services have released a number of reports which state that cigarette smoking is a causative factor with respect to a variety of health hazards, including cancer, heart disease and lung disease, and have recommended various government actions to reduce the incidence of smoking. In 1997, Liggett publicly acknowledged that, as the Surgeon General and respected medical researchers have found, smoking causes health problems, including lung cancer, heart and vascular disease, and emphysema.

On June 22, 2009, the President signed into law the "Family Smoking Prevention and Tobacco Control Act" (Public Law 111-31) (the "Tobacco Control Act"). The law grants the Food and Drug Administration ("FDA") broad authority over the manufacture, sale, marketing and packaging of tobacco products, although FDA is prohibited from issuing regulations banning all cigarettes or all smokeless tobacco products, or requiring the reduction of nicotine yields of a tobacco product to zero. Among other measures, the law (under various deadlines):

- increases the number of health warnings required on cigarette and smokeless tobacco products, increases the size of warnings on packaging and in advertising, requires FDA to develop graphic warnings for cigarette packages, and grants FDA authority to require new warnings;
- requires practically all tobacco product advertising to eliminate color and imagery and instead consist solely of black text on white background;
- imposes new restrictions on the sale and distribution of tobacco products, including significant new restrictions on tobacco product advertising and promotion, as well as the use of brand and trade names;
- bans the use of "light," "mild," "low" or similar descriptors on tobacco products;
- bans the use of "characterizing flavors" in cigarettes other than tobacco or menthol;
- gives FDA the authority to impose tobacco product standards that are appropriate for the protection of the public health (by, for example, requiring reduction or elimination of the use of particular constituents or components, requiring product testing, or addressing other aspects of tobacco product construction, constituents, properties or labeling);
- requires manufacturers to obtain FDA review and authorization for the marketing of certain new or modified tobacco products;
- requires pre-market approval by FDA for tobacco products represented (through labels, labeling, advertising, or other means) as presenting a lower risk of harm or tobacco-related disease;
- requires manufacturers to report ingredients and harmful constituents and requires FDA to disclose certain constituent information to the public;
- mandates that manufacturers test and report on ingredients and constituents identified by FDA as requiring such testing to protect the public health, and allows FDA to require the disclosure of testing results to the public;
- requires manufacturers to submit to FDA certain information regarding the health, toxicological, behavioral or physiological effects of tobacco products;
- prohibits use of tobacco containing a pesticide chemical residue at a level greater than allowed under federal law;
- requires FDA to establish "good manufacturing practices" to be followed at tobacco manufacturing facilities;
- requires tobacco product manufacturers (and certain other entities) to register with FDA;
- authorizes FDA to require the reduction of nicotine (although it may not require the reduction of nicotine yields of a tobacco product to zero) and the potential reduction or elimination of other constituents, including menthol;
- imposes (and allows FDA to impose) various recordkeeping and reporting requirements on tobacco product manufacturers; and
- grants FDA the regulatory authority to impose broad additional restrictions.

The law also required establishment, within FDA's new Center for Tobacco Products, of a Tobacco Products Scientific Advisory Committee ("TPSAC") to provide advice, information and recommendations with respect to the safety, dependence or health issues related to tobacco products, including:

- a recommendation on modified risk applications;
- a recommendation on the effects of tobacco product nicotine yield alteration and whether there is a threshold level below which nicotine yields do not produce dependence;
- a report on the public health impact of the use of menthol in cigarettes; and
- a report on the public health impact of dissolvable tobacco products.

TPSAC completed its review of the use of menthol in cigarettes and issued a report with recommendations to FDA in March 2011. The report states that "removal of menthol cigarettes from the marketplace would benefit public health in the United States," but does not expressly recommend that FDA ban menthol cigarettes. FDA is considering the report and recommendations of TPSAC and will make a determination about what future regulatory action(s), if any, it believes are warranted. A decision by FDA to ban menthol in tobacco products could have a material adverse effect on us.

The law imposes user fees on certain tobacco product manufacturers in order to fund tobacco-related FDA activities. User fees will be allocated among tobacco product classes according to a formula set out in the legislation, and then among manufacturers and importers within each class based on market share. FDA user fees for Liggett and Vector Tobacco for 2012 were $17,308 and we estimate that they will be significantly higher in the future.

The law also imposes significant new restrictions on the advertising and promotion of tobacco products. For example, as required under the law, FDA has finalized certain portions of regulations previously adopted by FDA in 1996 (which were struck down by the Supreme Court in 2000 as beyond FDA's authority). Subject to limitations imposed by a federal injunction (discussed below), these regulations took effect on June 22, 2010. As written, these regulations significantly limit the ability of manufacturers, distributors and retailers to advertise and promote tobacco products, by, for example, restricting the use of color and graphics in advertising, limiting the use of outdoor advertising, restricting the sale and distribution of non-tobacco items and services, gifts, and sponsorship of events, and imposing restrictions on the use for cigarette or smokeless tobacco products of trade or brand names that are used for nontobacco products.

In August 2009, several cigarette manufacturers filed a federal lawsuit against FDA challenging the constitutionality of a number of the restrictions imposed by the Tobacco Control Act, including the ban on color and graphics in advertising, the color graphic and non-graphic warning label requirement, limits on the right to make truthful statements regarding modified risk tobacco products, restrictions on the placement of outdoor advertising, and a ban on the distribution of product samples. In January 2010, a federal judge in Kentucky ruled that the regulations' ban on the use of color and graphics in certain tobacco product advertising was unconstitutional and prohibited FDA from enforcing that ban. The judge, however, let stand numerous other advertising and promotion restrictions. In March 2010, both parties appealed this decision. In May 2010, FDA issued a guidance document indicating that it intends to exercise its enforcement discretion and not commence enforcement actions based upon these provisions during the pendency of the litigation. In March 2012, a Federal appellate court reviewing the district court's decision also let stand numerous advertising and promotion restrictions, but held that the ban on the use of color and graphics in advertising was unconstitutional. In May 2012, the Federal appellate court denied the cigarette manufactures' petition for rehearing *en banc*. In October 2012, the cigarette manufacturers filed a petition for writ of *certiorari* in the United States Supreme Court seeking further review of the appellate court's March 2012 decision. We cannot predict the future course or outcome of this lawsuit.

In April 2010, a number of cigarette manufacturers filed a federal lawsuit against FDA challenging the restrictions on trade or brand names based upon First Amendment and other grounds. In May 2010, FDA issued a guidance document indicating that FDA was aware of concerns regarding the trade and brand name restrictions and is considering what changes, if any, would be appropriate to address those concerns. FDA also indicated that while the agency was considering those issues, it intended to exercise its enforcement discretion and not commence trade or brand name enforcement actions for the duration of its consideration where: (1) The trade or brand name of the cigarettes or smokeless tobacco product was registered, or the product was marketed, in the United States on or before June 22, 2009; or (2) The first marketing or registration in the United States of the tobacco product occurs before the first marketing or registration in the United States of the non-tobacco product bearing the same name; provided, however, that the tobacco and non-tobacco product are not owned, manufactured, or distributed by the same, related, or affiliated entities (including as a licensee). The lawsuit was subsequently stayed, at the request of the parties, pending FDA's evaluation of these concerns. In November 2011, FDA issued a proposal to amend its trade name restrictions. The proposal remains under consideration by the FDA. We cannot predict the future course of this proposed amendment or its potential impact on the litigation.

On June 22, 2011, FDA issued a final rule that would modify the required warnings that appear on cigarette packages and in cigarette advertisements. The rule was to become effective on September 22, 2012, and would have required each cigarette package and advertisement to bear one of nine new textual warning statements accompanied by graphic images. The warnings would appear on at least the top 50% of the front and rear panels of cigarette packages and occupy at least 20% of cigarette advertisements. In August 2011, a number of cigarette manufacturers, including Liggett, filed a federal lawsuit against FDA challenging the constitutionality of these new graphic images on First Amendment and other grounds. The manufacturers sought a preliminary injunction staying implementation of the graphic images, and other related labeling requirements, pending the court's ruling on the merits of the challenge. In November 2011, a Federal judge in the District of Columbia granted the industry's motion for a preliminary injunction, enjoining implementation of the rules for graphic images on cigarette packaging and advertising until 15 months after the court issued a final ruling in the case. FDA appealed the ruling, and on February 29, 2012, the court granted the industry's motion for summary judgment permanently enjoining implementation of FDA's graphic warnings regulation on First Amendment grounds. Should FDA ultimately issue new graphic warnings that are deemed constitutionally valid, the decision provides that such warnings would go into effect 15 months after they are issued. FDA also appealed this ruling. Both FDA appeals were consolidated and on August 24, 2012, the D.C. Circuit Court of Appeals affirmed the District Court and vacated the graphic warning requirements. FDA filed a petition asking that the case be reheard *en banc*. The petition was denied. The time has not yet expired for FDA to petition the U.S. Supreme Court to review the case. We cannot predict the ultimate outcome of this litigation or whether or how the inclusion of the new warnings, if ultimately required by FDA in new rulemaking, will impact product sales or whether it will have a material adverse effect on us.

The Tobacco Control Act requires premarket review of "new tobacco products." A "new tobacco product" is one that was not commercially marketed in the U.S. before February 15, 2007 or that was modified after that date. In general, before a company may commercially market a "new tobacco product," it must either (a) submit an application and obtain an order from FDA permitting the product to be marketed; or (b) submit a report and receive an FDA order finding the product to be "substantially equivalent" to a "predicate" tobacco product that was commercially marketed in the U.S. prior to February 15, 2007. A "substantially equivalent" tobacco product is one that has the "same characteristics" as the predicate or one that has "different characteristics" but does not raise "different questions of public health."

Manufacturers of products first introduced after February 15, 2007 and before March 22, 2011 who submitted a substantial equivalence report to FDA prior to March 23, 2011 may continue to market the tobacco product unless FDA issues an order that the product is not substantially equivalent. Failure to submit the report before March 23, 2011, or FDA's conclusion that such a "new tobacco product" is not substantially equivalent, will cause the product to be deemed misbranded and/or adulterated. After March 22, 2011, a "new tobacco product" may not be marketed without an FDA substantial equivalence determination. Prior to the deadline, Liggett and Vector Tobacco submitted substantial equivalence reports to FDA for numerous products. It is possible that FDA could determine some, or all, of these products are not "substantially equivalent" to a preexisting tobacco product. Such a determination could prevent us from marketing these products in the United States and could have a material adverse effect on us.

On July 5, 2011, FDA issued a final rule to establish the process and criteria for requesting an exemption from substantial equivalence requirements. We cannot predict how FDA will interpret and apply these requirements, or whether FDA will deem our products to be substantially equivalent to already marketed tobacco products.

Separately, the law also requires FDA to issue future regulations regarding the promotion and marketing of tobacco products sold through non-face-to-face transactions. FDA has been acting to implement the law and will continue to implement various provisions over time. Liggett and Vector Tobacco have been monitoring FDA tobacco initiatives and have made various regulatory submissions to FDA in order to comply with new requirements.

It is likely that the new tobacco law could result in a decrease in cigarette sales in the United States, including sales of Liggett's and Vector Tobacco's brands. Total compliance and related costs are not possible to predict and depend substantially on the future requirements imposed by FDA under the new tobacco law. Costs, however, could be substantial and could have a material adverse effect on the companies' financial condition, results of operations, and cash flows. In addition, FDA has a number of investigatory and enforcement tools available to it. We are aware, for example, that FDA has already requested company-specific information from competitors. FDA has also initiated a program to award contracts to states to assist with compliance and enforcement activities. Failure to comply with the new tobacco law and with FDA regulatory requirements could result in significant financial penalties and could have a material adverse effect on the business, financial condition and results of operation of both Liggett and Vector Tobacco. At present, we are not able to predict whether the new tobacco law will impact Liggett and Vector Tobacco to a greater degree than other companies in the industry, thus affecting its competitive position.

In October 2004, the Fair and Equitable Tobacco Reform Act of 2004 ("FETRA") was signed into law. FETRA provides for the elimination of the federal tobacco quota and price support program through an industry funded buyout of tobacco growers and quota holders. Pursuant to the legislation, manufacturers of tobacco products have been assessed $10,140,000 over a ten year period, commencing in 2005, to compensate tobacco growers and quota holders for the elimination of their quota rights. For 2012, cigarette manufacturers were responsible for approximately 89% of the assessment based on relative unit volume of domestic cigarette shipments. Liggett's and Vector Tobacco's assessment was $30,874 for 2012.

Cigarettes are subject to substantial and increasing federal, state and local excise taxes. On April 1, 2009, the federal cigarette excise tax increased from $0.39 to $1.01 per pack. State excise taxes vary considerably and, when combined with sales taxes, local taxes and the federal excise tax, may exceed $4.00 per pack. Many states are considering, or have pending, legislation proposing further state excise tax increases. Management believes increases in excise and similar taxes have had, and will continue to have, an adverse effect on sales of cigarettes.

Over the last several years all 50 states and the District of Columbia have enacted virtually identical legislation requiring cigarettes to meet a laboratory test standard for reduced ignition propensity. Cigarettes that meet this standard are referred to as "fire standards compliant" or "FSC," and are sometimes commonly called "self-extinguishing." All of the cigarettes that Liggett and Vector Tobacco manufacture are fire standards compliant. Compliance with such legislation could be burdensome and costly and could harm the business of Liggett and Vector Tobacco, particularly if there were to be varying standards from state to state.

In November 2008, the Federal Trade Commission ("FTC") rescinded guidance it issued in 1966 that generally permitted statements concerning cigarette "tar" and nicotine yields if they were based on the Cambridge Filter Method, sometimes called FTC method. In its rescission notice, FTC also indicated that advertisers should no longer use terms suggesting FTC's endorsement or approval of any specific test method, including terms such as "per FTC Method" or other phrases that state or imply FTC endorsement or approval of the Cambridge Filter Method or other machine-based methods for measuring cigarette "tar" or nicotine yields. Also in its rescission notice, FTC indicated that cigarette descriptors such as "light" and "ultra light" have not been defined by FTC, nor has FTC provided any guidance or authorization for their use. FTC indicated that to the extent descriptors are used in a manner that convey an overall impression that is false, misleading, or unsubstantiated, such use could be actionable. FTC further indicated that companies must ensure that any continued use of descriptors does not convey an erroneous or unsubstantiated message that a particular cigarette presents a reduced risk of harm or is otherwise likely to mislead consumers. In response to FTC's action, we have removed all reference to "tar" and nicotine testing from our point-of-sale advertising. In addition, the new tobacco law imposes a ban — which took effect in June 2010 — on the use of "light", "mild", "low" or similar descriptors on tobacco product labels and in labeling or advertising. To the extent descriptors are no longer used to market or promote our cigarettes, this may have a material adverse effect on us.

A wide variety of federal, state and local laws limiting the advertising, sale and use of cigarettes have proliferated in recent years. For example, many local laws prohibit smoking in restaurants and other public places, and many employers have initiated programs restricting or eliminating smoking in the workplace. There are various other legislative efforts pending at the federal, state or local level which seek to, among other things, eliminate smoking in public places, curtail affirmative defenses of tobacco companies in product liability litigation, and further restrict the sale, marketing and advertising of cigarettes and other tobacco products. This trend has had, and is likely to continue to have, an adverse effect on us. It is not possible to predict what, if any, additional legislation, regulation or other governmental action will be enacted or implemented, or to predict what the impact of the new FDA tobacco law will be on these pending legislative efforts.

In addition to the foregoing, there have been a number of other restrictive regulatory actions, adverse legislative and political decisions and other unfavorable developments concerning cigarette smoking and the tobacco industry. These developments may negatively affect the perception of potential triers of fact with respect to the tobacco industry, possibly to the detriment of certain pending litigation, and may prompt the commencement of additional similar litigation or legislation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this report contains "forward-looking statements" within the meaning of the federal securities law. Forward-looking statements include information relating to our intent, belief or current expectations, primarily with respect to, but not limited to:

- economic outlook,
- capital expenditures,
- cost reduction,
- legislation and regulations,
- cash flows,
- operating performance,
- litigation,
- impairment charges and cost saving associated with restructurings of our tobacco operations, and
- related industry developments (including trends affecting our business, financial condition and results of operations).

We identify forward-looking statements in this report by using words or phrases such as "anticipate", "believe", "estimate", "expect", "intend", "may be", "objective", "plan", "seek", "predict", "project" and "will be" and similar words or phrases or their negatives.

The forward-looking information involves important risks and uncertainties that could cause our actual results, performance or achievements to differ materially from our anticipated results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, without limitation, the following:

- general economic and market conditions and any changes therein, due to acts of war and terrorism or otherwise,
- governmental regulations and policies,
- effects of industry competition,
- impact of business combinations, including acquisitions and divestitures, both internally for us and externally in the tobacco industry,
- impact of legislation on our competitors' payment obligations, results of operations and product costs, i.e., the impact of federal legislation eliminating the federal tobacco quota system and providing for regulation of tobacco products by the FDA,
- impact of substantial increases in federal, state and local excise taxes,
- uncertainty related to product liability litigation including the *Engle* progeny cases pending in Florida; and,
- potential additional payment obligations for us under the MSA and other settlement agreements with the states.

Further information on the risks and uncertainties that we face include the risks discussed above under Item 1A. "Risk Factors" and in "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Although we believe the expectations reflected in these forward-looking statements are based on reasonable assumptions, there is a risk that these expectations will not be attained and that any deviations will be material. The forward-looking statements speak only as of the date they are made.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

The information under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations — Market Risk" is incorporated herein by reference.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Our Consolidated Financial Statements and Notes thereto, together with the report thereon of PricewaterhouseCoopers LLP dated February 28, 2013, are set forth beginning on page F-1 of this report.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report, and, based on their evaluation, our principal executive officer and principal financial officer have concluded that these controls and procedures are effective.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, as stated in their report, which is included herein.

Material Changes in Internal Control

There were no changes in our internal control over financial reporting during the fourth quarter covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

None.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information contained under the following headings in our definitive Proxy Statement for our 2013 Annual Meeting of Stockholders (the "2013 Proxy Statement"), to be filed with the SEC not later than 120 days after the end of our fiscal year covered by this report pursuant to Regulation 14A under the Securities Exchange Act of 1934, is incorporated herein by reference: "Board Proposal 1 — Nomination and Election of Directors" and "Section 16(a) Beneficial Ownership Compliance." See Item 5 of this report for information regarding our executive officers.

ITEM 11. *EXECUTIVE COMPENSATION*

The information contained under the headings "Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" in our 2013 Proxy Statement is incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information contained under the headings "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" in our 2013 Proxy Statement is incorporated herein by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information contained under the headings "Certain Relationships and Related Party Transactions" and "Board of Directors and Committees" in our 2013 Proxy Statement is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The information contained under the headings "Audit and Non-Audit Fees" and "Pre-Approval Policies and Procedures" in our 2013 Proxy Statement is incorporated herein by reference.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a)(1) INDEX TO 2012 CONSOLIDATED FINANCIAL STATEMENTS:

Our consolidated financial statements and the notes thereto, together with the report thereon of PricewaterhouseCoopers LLP dated February 28, 2013, appear beginning on page F-1 of this report.

(a)(2) FINANCIAL STATEMENT SCHEDULES:

(c) OTHER FINANCIAL STATEMENTS REQUIRED BY REGULATION S-X:

Liggett Group LLC

The consolidated financial statements of Liggett Group LLC for the three years ended December 31, 2012 are filed as Exhibit 99.2 to this report and are incorporated by reference.

Vector Tobacco Inc.

The financial statements of Vector Tobacco Inc. for the three years ended December 31, 2012 are filed as Exhibit 99.3 to this report and are incorporated by reference.

Douglas Elliman Realty LLC

The consolidated financial statements of Douglas Elliman Realty LLC for the three years ended December 31, 2012 are filed as Exhibit 99.4 to this report and are incorporated by reference.

(a)(3) *EXHIBITS*

(a) The following is a list of exhibits filed herewith as part of this Annual Report on Form 10-K:

INDEX OF EXHIBITS

EXHIBIT NO.	DESCRIPTION
*3.1	Amended and Restated Certificate of Incorporation of Vector Group Ltd. (formerly known as Brooke Group Ltd.) ("Vector") (incorporated by reference to Exhibit 3.1 in Vector's Form 10-Q for the quarter ended September 30, 1999).
*3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Vector (incorporated by reference to Exhibit 3.1 in Vector's Form 8-K dated May 24, 2000).
*3.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Vector Group Ltd. (incorporated by reference to Exhibit 3.1 in Vector's Form 10-Q for the quarter ended June 30, 2007).
*3.4	Amended and Restated By-Laws of Vector Group Ltd. (incorporated by reference to Exhibit 3.4 in Vector's Form 8-K dated October 19, 2007).
*4.1	Second Amended and Restated Loan and Security Agreement dated as of February 21, 2012, between Wells Fargo Bank, N.A. and Liggett Group LLC (incorporated by reference to Exhibit 10.1 in Vector's Form 8-K/A dated February 21, 2012).
*4.2	Amended and Restated Term Promissory Note dated as of February 21, 2012, between Wells Fargo Bank, N.A. and 100 Maple LLC (incorporated by reference to Exhibit 10.2 in Vector's Form 8-K/A dated February 21, 2012).
*4.3	Indenture, dated as of July 12, 2006, by and between Vector and Wells Fargo Bank, N.A., relating to the 3⅞% Variable Interest Senior Convertible Debentures due 2026 (the "3⅞% Debentures"), including the form of the 3⅞% Debenture (incorporated by reference to Exhibit 4.1 in Vector's Form 8-K dated July 11, 2006).

EXHIBIT NO.	DESCRIPTION
*4.4	Indenture, dated as of August 16, 2007, between Vector Group Ltd., the subsidiary guarantors named therein and U.S. Bank National Association, as Trustee, relating to the 11% Senior Secured Notes due 2015, including the form of Note (the "Senior Notes Indenture") (incorporated by reference to Exhibit 4.1 in Vector's Form 8-K dated August 16, 2007).
*4.5	First Supplemental Indenture, dated as of July 15, 2008, to the Senior Notes Indenture (incorporated by reference to Exhibit 4.1 of Vector's Form 8-K dated July 15, 2008).
*4.6	Second Supplemental Indenture, dated as of September 1, 2009, to the Senior Notes Indenture (incorporated by reference to Exhibit 4.1 of Vector's Form 8-K dated September 1, 2009).
*4.7	Third Supplemental Indenture, dated as of April 20, 2010, to the Senior Notes Indenture (incorporated by reference to Exhibit 4.1 of Vector's Form 8-K dated April 20, 2010).
*4.8	Fourth Supplemental Indenture, dated as of December 3, 2010, to the Senior Notes Indenture (incorporated by reference to Exhibit 4.1 of Vector's Form 8-K dated December 3, 2010).
*4.9	Fifth Supplemental Indenture, dated as of December 16, 2010, to the Senior Notes Indenture (incorporated by reference to Exhibit 4.1 of Vector's Form 8-K dated December 16, 2010).
*4.10	Pledge Agreement, dated as of August 16, 2007, between VGR Holding LLC, as Grantor, and U.S. Bank National Association, as Collateral Agent (incorporated by reference to Exhibit 4.2 in Vector's Form 8-K dated August 16, 2007).
*4.11	Security Agreement, dated as of August 16, 2007, between Vector Tobacco Inc., as Grantor, and U.S. Bank National Association, as Collateral Agent (incorporated by reference to Exhibit 4.3 in Vector's Form 8-K dated August 16, 2007).
*4.12	Security Agreement, dated as of August 16, 2007, between Liggett Group LLC and 100 Maple LLC, as Grantors, and U.S. Bank National Association, as Collateral Agent (incorporated by reference to Exhibit 4.4 in Vector's Form 8-K dated August 16, 2007).
*4.13	Note, dated May 11, 2009, by Vector Group Ltd. to Frost Nevada Investments Trust (incorporated by reference to Exhibit 4.1 of Vector's Form 8-K dated May 11, 2009).
*4.14	Purchase Agreement, dated as of May 11, 2009, between Vector Group Ltd. and Frost Nevada Investments Trust (incorporated by reference to Exhibit 4.2 of Vector's Form 8-K dated May 11, 2009).
*4.15	Form of Issuance and Exchange Agreement, dated as of June 15, 2009, between Vector Group Ltd. and holders of its 5% Variable Interest Senior Convertible Notes due 2011 (incorporated by reference to Exhibit 4.1 of Vector's Form 8-K dated June 15, 2009).
*4.16	Indenture, dated as of June 30, 2009, between Vector Group Ltd. and Wells Fargo Bank, N.A. as trustee, relating to the 6.75% Variable Interest Senior Convertible Exchange Notes Due 2014, including the form of Note (incorporated by reference to Exhibit 4.1 of Vector's Form 8-K dated June 30, 2009).
*4.17	Share Lending Agreement, dated as of November 15, 2012, between Vector Group Ltd. and Jefferies & Company, Inc. (incorporated by reference to Exhibit 10.1 of Vector's Form 8-K dated November 15, 2012).
*4.18	Indenture, dated as of November 20, 2012, by and between Vector Group Ltd. and Wells Fargo Bank, N. A., as trustee, relating to the 7.5% Variable Interest Senior Convertible Notes due 2019 (incorporated by reference to Exhibit 4.1 of Vector's Form 8-K dated November 20, 2012).

EXHIBIT NO.	DESCRIPTION
*4.19	First Supplemental Indenture, dated as of November 20, 2012, to the Indenture dated November 20, 2012, by and between Vector Group Ltd. and Wells Fargo Bank, N. A., as trustee, relating to the 7.5% Variable Interest Senior Convertible Notes due 2019 (incorporated by reference to Exhibit 4.2 of Vector's Form 8-K dated November 20, 2012).
*4.20	Form of Global Note, relating to the 7.5% Variable Interest Senior Convertible Notes due 2019 (incorporated by reference to Exhibit 4.3 of Vector's Form 8-K dated November 20, 2012).
*10.1	Corporate Services Agreement, dated as of June 29, 1990, between Vector and Liggett (incorporated by reference to Exhibit 10.10 in Liggett's Registration Statement on Form S-1, No. 33-47482).
*10.2	Services Agreement, dated as of February 26, 1991, between Brooke Management Inc. ("BMI") and Liggett (the "Liggett Services Agreement") (incorporated by reference to Exhibit 10.5 in VGR Holding's Registration Statement on Form S-1, No. 33-93576).
*10.3	First Amendment to Liggett Services Agreement, dated as of November 30, 1993, between Liggett and BMI (incorporated by reference to Exhibit 10.6 in VGR Holding's Registration Statement on Form S-1, No. 33-93576).
*10.4	Second Amendment to Liggett Services Agreement, dated as of October 1, 1995, between BMI, Vector and Liggett (incorporated by reference to Exhibit 10(c) in Vector's Form 10-Q for the quarter ended September 30, 1995).
*10.5	Third Amendment to Liggett Services Agreement, dated as of March 31, 2001, by and between Vector and Liggett (incorporated by reference to Exhibit 10.5 in Vector's Form 10-K for the year ended December 31, 2003).
*10.6	Fourth Amendment to Service Agreement dated as of October 4, 2006, between Vector Group Ltd. and Liggett Group LLC (incorporated by reference to Exhibit 10.1 in Vector's Form 10-Q dated June 30, 2012).
*10.7	Fifth Amendment to Service Agreement dated as of November 30, 2011, between Vector Group Ltd. and Liggett Group LLC (incorporated by reference to Exhibit 10.2 in Vector's Form 10-Q dated June 30, 2012).
*10.8	Corporate Services Agreement, dated January 1, 1992, between VGR Holding and Liggett (incorporated by reference to Exhibit 10.13 in Liggett's Registration Statement on Form S-1, No. 33-47482).
*10.9	Service Agreement dated as of October 1, 2006 between Vector Group Ltd. and Vector Tobacco Ltd. (incorporated by reference to Exhibit 10.3 in Vector's Form 10-Q dated June 30, 2012).
*10.10	Tax sharing agreement dated May 24, 1999 between Brooke Group Ltd., BGLS Inc., Liggett Group Inc., Epic Holdings Inc., and Carolina Tobacco Express Company Inc. (incorporated by reference to Exhibit 10.4 in Vector's Form 10-Q dated June 30, 2012).
*10.11	Settlement Agreement, dated March 15, 1996, by and among the State of West Virginia, State of Florida, State of Mississippi, Commonwealth of Massachusetts, and State of Louisiana, Brooke Group Holding and Liggett (incorporated by reference to Exhibit 15 in the Schedule 13D filed by Vector on March 11, 1996, as amended, with respect to the common stock of RJR Nabisco Holdings Corp.).
*10.12	Addendum to Initial States Settlement Agreement (incorporated by reference to Exhibit 10.43 in Vector's Form 10-Q for the quarter ended March 31, 1997).

EXHIBIT NO.	DESCRIPTION
*10.13	Settlement Agreement, dated March 12, 1998, by and among the States listed in Appendix A thereto, Brooke Group Holding and Liggett (incorporated by reference to Exhibit 10.35 in Vector's Form 10-K for the year ended December 31, 1997).
*10.14	Master Settlement Agreement made by the Settling States and Participating Manufacturers signatories thereto (incorporated by reference to Exhibit 10.1 in Philip Morris Companies Inc.'s Form 8-K dated November 25, 1998, Commission File No. 1-8940).
*10.15	General Liggett Replacement Agreement, dated as of November 23, 1998, entered into by each of the Settling States under the Master Settlement Agreement, and Brooke Group Holding and Liggett (incorporated by reference to Exhibit 10.34 in Vector's Form 10-K for the year ended December 31, 1998).
*10.16	Stipulation and Agreed Order regarding Stay of Execution Pending Review and Related Matters, dated May 7, 2001, entered into by Philip Morris Incorporated, Lorillard Tobacco Co., Liggett and Brooke Group Holding Inc. and the class counsel in Engel, et. al., v. R.J. Reynolds Tobacco Co., et. al. (incorporated by reference to Exhibit 99.2 in Philip Morris Companies Inc.'s Form 8-K dated May 7, 2001).
*10.17	Amended and Restated Employment Agreement dated as of January 27, 2006, between Vector and Howard M. Lorber (incorporated by reference to Exhibit 10.1 in Vector's Form 8-K dated January 27, 2006).
*10.18	Employment Agreement, dated as of January 27, 2006, between Vector and Richard J. Lampen (incorporated by reference to Exhibit 10.3 in Vector's Form 8-K dated January 27, 2006).
*10.19	Amendment to the Employment Agreement dated as of February 22, 2012 between Vector Group Ltd. and Richard J. Lampen (incorporated by reference to Exhibit 10.3 in Vector's Form 8-K/A dated February 21, 2012).
*10.20	Amended and Restated Employment Agreement, dated as of January 27, 2006, between Vector and Marc N. Bell (incorporated by reference to Exhibit 10.4 in Vector's Form 8-K dated January 27, 2006).
*10.21	Employment Agreement, dated as of November 11, 2005, between Liggett Group Inc. and Ronald J. Bernstein (incorporated by reference to Exhibit 10.1 in Vector's Form 8-K dated November 11, 2005).
*10.22	Amendment to Employment Agreement, dated as of January 14, 2011, between Liggett and Ronald J. Bernstein (incorporated by reference to Exhibit 10.17 in Vector's Form 10-K for the year ended December 31, 2010).
*10.23	Employment Agreement, dated as of January 27, 2006, between Vector and J. Bryant Kirkland III (incorporated by reference to Exhibit 10.5 in Vector's Form 8-K dated January 27, 2006).
*10.24	Vector Group Ltd. Amended and Restated 1999 Long-Term Incentive Plan (incorporated by reference to Appendix A in Vector's Proxy Statement dated April 21, 2004).
*10.25	Stock Option Agreement, dated December 3, 2009, between Vector and Richard J. Lampen (incorporated by reference to Exhibit 10.19 in Vector's Form 10-K dated December 31, 2009).
*10.26	Stock Option Agreement, dated December 3, 2009, between Vector and Marc N. Bell (incorporated by reference to Exhibit 10.20 in Vector's Form 10-K dated December 31, 2009).
*10.27	Stock Option Agreement, dated December 3, 2009, between Vector and Howard M. Lorber (incorporated by reference to Exhibit 10.22 in Vector's Form 10-K dated December 31, 2009).

EXHIBIT NO.	DESCRIPTION
*10.28	Stock Option Agreement, dated December 3, 2009, between Vector and J. Bryant Kirkland III (incorporated by reference to Exhibit 10.23 in Vector's Form 10-K dated December 31, 2009).
*10.29	Option Letter Agreement, dated as of November 11, 2005 between Vector and Ronald J. Bernstein (incorporated by reference to Exhibit 10.3 in Vector's Form 8-K dated November 11, 2005).
*10.30	Restricted Share Award Agreement, dated as of April 7, 2009, between Vector Group Ltd. and Howard M. Lorber (incorporated by reference to Exhibit 10.1 of Vector's Form 8-K dated April 10, 2009).
*10.31	Amendment, effective as of December 11, 2012, to the Restricted Share Award Agreement, dated as of April 7, 2009, by and between Vector Group Ltd. and Howard M. Lorber (incorporated by reference to Exhibit 10.2 in Vector's Form 8-K dated December 11, 2012).
*10.32	Agreement, effective as of December 11, 2012, by and between Vector Group Ltd. and Howard M. Lorber (incorporated by reference to Exhibit 10.1 in Vector's Form 8-K dated December 11, 2012).
*10.33	Stock Option Agreement, dated January 14, 2011, between Vector and Howard M. Lorber (incorporated by reference to Exhibit S to Schedule 13D, as amended, dated January 21, 2011 filed by Howard M. Lorber).
*10.34	Vector Senior Executive Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 in Vector's Form 8-K dated January 14, 2011).
*10.35	Vector Supplemental Retirement Plan (as amended and restated April 24, 2008) (incorporated by reference to Exhibit 10.1 in Vector's Form 10-Q for the quarter ended June 30, 2008).
*10.36	Operating Agreement of Douglas Elliman Realty, LLC (formerly known as Montauk Battery Realty LLC) dated December 17, 2002 (incorporated by reference to Exhibit 10.1 in New Valley's Form 8-K dated December 13, 2002).
*10.37	First Amendment to Operating Agreement of Douglas Elliman Realty, LLC (formerly known as Montauk Battery Realty LLC), dated as of March 14, 2003 (incorporated by reference to Exhibit 10.1 in New Valley's Form 10-Q for the quarter ended March 31, 2003).
*10.38	Second Amendment to Operating Agreement of Douglas Elliman Realty, LLC, dated as of May 19, 2003 (incorporated by reference to Exhibit 10.1 in New Valley's Form 10-Q for the quarter ended June 30, 2003).
*10.39	Office Lease, dated as of September 10, 2012, between Vector Group Ltd. and Frost Real Estate Holdings, LLC. (incorporated by reference to Exhibit 10.1 in Vector's Form 8-K dated September 10, 2012).
10.40	First Amendment, dated as of November 12, 2012, to Office Lease, dated as of September 10, 2012, between Vector Group Ltd. and Frost Real Estate Holdings, LLC.
12.1	Computation of Ratio of Earnings to Fixed Charges for each of the five years within the period ended December 31, 2012
21	Subsidiaries of Vector.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of PricewaterhouseCoopers LLP.
23.3	Consent of PricewaterhouseCoopers LLP.
23.4	Consent of PricewaterhouseCoopers LLP.

EXHIBIT NO.	DESCRIPTION
31.1	Certification of Chief Executive Officer, Pursuant to Exchange Act Rule 13a-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer, Pursuant to Exchange Act Rule 13a-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer, Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer, Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Material Legal Proceedings.
99.2	Liggett Group LLC's Consolidated Financial Statements for the three years ended December 31, 2012.
99.3	Vector Tobacco Inc.'s Financial Statements for the three years ended December 31, 2012.
99.4	Douglas Elliman Realty LLC's Consolidated Financial Statements for the three years ended December 31, 2012.

* Incorporated by reference

Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this report pursuant to Item 14(c) is listed in exhibit nos. 10.13 through 10.29.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

VECTOR GROUP LTD.
(Registrant)

By: /s/ J. Bryant Kirkland III
J. Bryant Kirkland III
Vice President, Treasurer and
Chief Financial Officer

Date: February 28, 2013

POWER OF ATTORNEY

The undersigned directors and officers of Vector Group Ltd. hereby constitute and appoint Richard J. Lampen, J. Bryant Kirkland III and Marc N. Bell, and each of them, with full power to act without the other and with full power of substitution and resubstitutions, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below, this Annual Report on Form 10-K and any and all amendments thereto and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and hereby ratify and confirm all that such attorneys-in-fact, or any of them, or their substitutes shall lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on February 28, 2013.

SIGNATURE	TITLE
/s/ Howard M. Lorber Howard M. Lorber	President and Chief Executive Officer (Principal Executive Officer)
/s/ J. Bryant Kirkland III J. Bryant Kirkland III	Vice President, Treasurer and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ Henry C. Beinstein Henry C. Beinstein	Director
/s/ Ronald J. Bernstein Ronald J. Bernstein	Director
/s/ Stanley S. Arkin Stanley S. Arkin	Director
/s/ Bennett S. LeBow Bennett S. LeBow	Director
/s/ Jeffrey S. Podell Jeffery S. Podell	Director
/s/ Jean E. Sharpe Jean E. Sharpe	Director

[This page intentionally left blank.]

VECTOR GROUP LTD.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012
ITEMS 8, 15(a)(1) AND (2), 15(c)

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

Financial Statements and Schedules of the Registrant and its subsidiaries required to be included in Items 8, 15(a) (1) and (2), 15(c) are listed below:

Financial Statement Schedules not listed above have been omitted because they are not applicable or the required information is contained in our consolidated financial statements or accompanying notes.

Liggett Group LLC

The consolidated financial statements of Liggett Group LLC for the three years ended December 31, 2012 are filed as Exhibit 99.2 to this report and are incorporated by reference.

Vector Tobacco Inc.

The financial statements of Vector Tobacco Inc. for the three years ended December 31, 2012 are filed as Exhibit 99.3 to this report and are incorporated by reference.

Douglas Elliman Realty, LLC

The consolidated financial statements of Douglas Elliman Realty, LLC for the three years ended December 31, 2012 are filed as Exhibit 99.4 to this report and are incorporated by reference.

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and Stockholders
of Vector Group Ltd.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Vector Group Ltd. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP
Miami, Florida
February 28, 2013

VECTOR GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
	(Dollars in thousands, except per share amounts)	
ASSETS:		
Current assets:		
Cash and cash equivalents	$ 405,855	$ 240,923
Investment securities available for sale	69,984	76,486
Accounts receivable – trade	11,247	24,869
Inventories	100,392	109,228
Deferred income taxes	36,609	42,951
Income tax receivable, net	6,779	9,553
Restricted assets	2,469	1,474
Other current assets	5,721	4,257
Total current assets	639,056	509,741
Property, plant and equipment, net	57,153	56,556
Investment in Escena, net	13,295	13,280
Long-term investments accounted for at cost	16,367	5,675
Long-term investments accounted for under the equity method	6,432	16,499
Investments in non-consolidated real estate businesses	119,219	124,469
Restricted assets	9,792	9,626
Deferred income taxes	49,142	31,017
Intangible asset	107,511	107,511
Prepaid pension costs	12,870	10,047
Other assets	55,894	43,347
Total assets	$1,086,731	$ 927,768
LIABILITIES AND STOCKHOLDERS' DEFICIENCY:		
Current liabilities:		
Current portion of notes payable and long-term debt	$ 36,778	$ 50,844
Current portion of fair value of derivatives embedded within convertible debt	—	84,485
Current payments due under the Master Settlement Agreement	32,970	51,174
Current portion of employee benefits	2,824	2,690
Accounts payable	6,099	9,532
Accrued promotional expenses	18,730	17,056
Income taxes payable	6,269	6,597
Accrued excise and payroll taxes payable, net	20,419	17,992
Litigation accruals	1,470	1,551
Deferred income taxes	27,299	35,885
Accrued interest	25,410	20,888
Other current liabilities	16,891	16,504
Total current liabilities	195,159	315,198
Notes payable, long-term debt and other obligations, less current portion	586,946	493,356
Fair value of derivatives embedded within convertible debt	172,128	49,015
Non-current employee benefits	45,860	45,982
Deferred income taxes	109,532	60,642
Payments due under the Master Settlement Agreement	52,639	49,338
Litigation accruals	1,862	1,600
Other liabilities	1,857	1,667
Total liabilities	1,165,983	1,016,798
Commitments and contingencies		
Stockholders' deficiency:		
Preferred stock, par value $1.00 per share, 10,000,000 shares authorized	—	—
Common stock, par value $0.10 per share, 150,000,000 shares authorized, 93,658,273 and 83,022,812 shares issued and 89,898,411 and 79,441,991 shares outstanding	8,989	7,944
Additional paid-in capital	—	—
Accumulated deficit	(65,116)	(80,440)
Accumulated other comprehensive loss	(10,268)	(3,677)
Less: 3,759,862 and 3,580,821 shares of common stock in treasury, at cost	(12,857)	(12,857)
Total stockholders' deficiency	(79,252)	(89,030)
Total liabilities and stockholders' deficiency	$1,086,731	$ 927,768

The accompanying notes are an integral part of the consolidated financial statements.

VECTOR GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands, except per share amounts)		
Revenues*	$1,084,546	$1,133,380	$1,063,289
Expenses:			
Cost of goods sold*	823,452	892,883	845,106
Operating, selling, administrative and general expenses	106,161	97,176	90,709
Litigation judgment expense	—	—	16,161
Operating income	154,933	143,321	111,313
Other income (expenses):			
Interest expense	(110,102)	(100,706)	(84,096)
Changes in fair value of derivatives embedded within convertible debt	(7,476)	7,984	11,524
Acceleration of interest expense related to debt conversion	(14,960)	(1,217)	—
Gain on liquidation of long-term investments	—	25,832	—
Equity (loss) income on long-term investments	(1,261)	(859)	1,489
Gain on sale of investment securities available for sale	1,640	23,257	19,869
Equity income from non-consolidated real estate businesses	29,764	19,966	23,963
Gain on townhomes	—	3,843	—
Other, net	1,179	1,736	1,508
Income before provision for income taxes	53,717	123,157	85,570
Income tax expense	23,095	48,137	31,486
Net income	$ 30,622	$ 75,020	$ 54,084
Per basic common share:			
Net income applicable to common shares	$ 0.35	$ 0.89	$ 0.65
Per diluted common share:			
Net income applicable to common shares	$ 0.35	$ 0.89	$ 0.64
Cash distributions declared per share	$ 1.54	$ 1.47	$ 1.40

* Revenues and cost of goods sold include federal excise taxes of $508,027, $552,965 and $538,328 for the years ended December 31, 2012, 2011 and 2010, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

VECTOR GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands, except per share amounts)		
Net income	$ 30,622	$ 75,020	$ 54,084
Net unrealized gains on investment securities available for sale:			
Change in net unrealized (losses) gains	(13,267)	23,573	45,908
Net unrealized gains reclassified into net income	(1,640)	(23,257)	(19,869)
Net unrealized (losses) gains on investment securities available for sale	(14,907)	316	26,039
Net unrealized gains (losses) on long-term investments accounted for under the equity method	1,353	(3,596)	1,115
Net change in forward contracts	64	65	72
Net change in pension-related amounts	2,394	(10,399)	4,522
Other comprehensive (loss) income	(11,096)	(13,614)	31,748
Income tax effect on:			
Change in net unrealized gains (losses) on investment securities	5,387	(9,789)	(18,301)
Net unrealized gains reclassified into net income on investment securities	665	9,442	7,948
Change in unrealized long-term investments	(549)	1,453	(446)
Forward contracts	(26)	(26)	(30)
Pension-related amounts	(972)	4,401	(1,584)
Income tax benefit (provision) on other comprehensive income (loss)	4,505	5,481	(12,413)
Other comprehensive (loss) income, net of tax	(6,591)	(8,133)	19,335
Comprehensive income	$ 24,031	$ 66,887	$ 73,419

The accompanying notes are an integral part of the consolidated financial statements.

VECTOR GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)

	Common Stock		Additional Paid-In Capital	Deficit	Other Comprehensive Income (Loss)	Treasury Stock	Total
	Shares	Amount					
			(Dollars in thousands)				
Balance, January 1, 2010	71,262,684	$7,126	$ 15,928	$ —	$(14,879)	$(12,857)	$ (4,682)
Net income	—	—	—	54,084	—	—	54,084
Change in net loss and prior service cost, net of income taxes	—	—	—	—	2,938	—	2,938
Forward contract adjustments, net of income taxes	—	—	—	—	42	—	42
Unrealized gain on long-term investment securities accounted for under the equity method, net of income taxes	—	—	—	—	669	—	669
Change in net unrealized gain on investment securities, net of income taxes	—	—	—	—	27,607	—	27,607
Net unrealized gains reclassified into net income, net of income taxes	—	—	—	—	(11,921)	—	(11,921)
Unrealized gain on investment securities, net of income taxes	—	—	—	—	—	—	15,686
Total other comprehensive income	—	—	—	—	—	—	19,335
Total comprehensive income	—	—	—	—	—	—	73,419
Distributions and dividends on common stock	—	—	(19,081)	(99,054)	—	—	(118,135)
Restricted stock grant	50,000	5	(5)	—	—	—	—
Surrender of shares in connection with restricted stock vesting	(51,941)	(5)	(1,035)	—	—	—	(1,040)
Effect of stock dividend	3,567,023	357	—	(357)	—	—	—
Exercise of stock options	111,518	11	1,254	—	—	—	1,265
Tax benefit of options exercised	—	—	269	—	—	—	269
Stock based compensation	—	—	2,670	—	—	—	2,670
Balance, December 31, 2010	74,939,284	7,494	—	(45,327)	4,456	(12,857)	(46,234)
Net income	—	—	—	75,020	—	—	75,020
Change in net loss and prior service cost, net of income taxes	—	—	—	—	(5,998)	—	(5,998)
Forward contract adjustments, net of income taxes	—	—	—	—	39	—	39
Unrealized gain on long-term investment securities accounted for under the equity method, net of income taxes	—	—	—	—	(2,143)	—	(2,143)
Change in net unrealized gain on investment securities, net of income taxes	—	—	—	—	13,784	—	13,784
Net unrealized gains reclassified into net income, net of income taxes	—	—	—	—	(13,815)	—	(13,815)
Unrealized gain on investment securities, net of income taxes	—	—	—	—	—	—	(31)
Total other comprehensive income	—	—	—	—	—	—	(8,133)
Total comprehensive income	—	—	—	—	—	—	66,887
Distributions and dividends on common stock	—	—	(15,215)	(109,755)	—	—	(124,970)
Restricted stock grant	6,667	1	(1)	—	—	—	—
Restricted stock grant canceled	(7,350)	(1)	1	—	—	—	—
Surrender of shares in connection with restricted stock vesting	(112,429)	(11)	(1,950)	—	—	—	(1,961)
Effect of stock dividend	3,782,308	378	—	(378)	—	—	—
Note conversion, net of income taxes	652,386	65	12,150	—	—	—	12,215
Exercise of options, net of 300,799 shares delivered to pay exercise price	181,125	18	1,011	—	—	—	1,029
Tax benefit of options exercised	—	—	821	—	—	—	821
Stock based compensation	—	—	3,183	—	—	—	3,183
Balance, December 31, 2011	79,441,991	7,944	—	(80,440)	(3,677)	(12,857)	(89,030)

The accompanying notes are an integral part of the consolidated financial statements.

VECTOR GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY) – (continued)

	Common Stock		Additional Paid-In Capital	Deficit	Other Comprehensive Income (Loss)	Treasury Stock	Total
	Shares	Amount					
				(Dollars in thousands)			
Net income	—	—	—	30,622	—	—	30,622
Change in net loss and prior service cost, net of income taxes	—	—	—	—	1,422	—	1,422
Forward contract adjustments, net of income taxes	—	—	—	—	38	—	38
Unrealized gain on long-term investment securities accounted for under the equity method, net of income taxes	—	—	—	—	804	—	804
Change in net unrealized gain on investment securities, net of income taxes	—	—	—	—	(7,880)	—	(7,880)
Net unrealized gains reclassified into net income, net of income taxes	—	—	—	—	(975)	—	(975)
Unrealized gain on investment securities, net of income taxes	—	—	—	—	—	—	(8,855)
Total other comprehensive loss	—	—	—	—	—	—	(6,591)
Total comprehensive income	—	—	—	—	—	—	24,031
Distributions and dividends on common stock	—	—	(120,188)	(14,884)	—	—	(135,072)
Surrender of shares in connection with restricted stock vesting	(234,926)	(23)	(3,750)	—	—	—	(3,773)
Effect of stock dividend	4,142,378	414	—	(414)	—	—	—
Note conversion, net of income taxes	3,476,654	347	76,540	—	—	—	76,887
Beneficial conversion feature of notes payable, net of income taxes	—	—	38,135	—	—	—	38,135
Issuance of common stock under share lending facility	6,114,000	611	3,204	—	—	—	3,815
Return of common stock under share lending facility	(3,057,000)	(306)	306	—	—	—	—
Exercise of stock options	15,314	2	138	—	—	—	140
Tax benefit of options exercised	—	—	52	—	—	—	52
Stock based compensation	—	—	5,563	—	—	—	5,563
Balance, December 31, 2012	89,898,411	$8,989	$ —	$(65,116)	$(10,268)	$(12,857)	$ (79,252)

The accompanying notes are an integral part of the consolidated financial statements.

VECTOR GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands, except per share amounts)		
Cash flows from operating activities:			
Net income	$ 30,622	$ 75,020	$ 54,084
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	10,608	10,607	10,790
Non-cash stock-based expense	5,563	3,183	2,704
Acceleration of interest expense related to debt conversion	14,960	1,217	—
(Gain) loss on sale of assets	—	(43)	74
Deferred income taxes	(7,336)	9,366	1,225
Gain on sale of townhomes	—	(3,843)	—
Distributions from long-term investments accounted for at cost	135	—	—
Gain on liquidation of long-term investments accounted for at cost	(135)	(25,832)	—
Loss (income) on long-term investments accounted under the equity method	1,261	859	(2,604)
Gain on sale of marketable securities	(1,640)	(23,257)	(19,869)
Equity income in non-consolidated real estate businesses	(29,764)	(19,966)	(23,963)
Distributions from non-consolidated real estate businesses	19,169	9,322	12,212
Premium on issuance of debt	—	—	3,450
Non-cash interest expense	28,150	7,373	1,082
Loss (gain) on warrants	1,193	(700)	—
Changes in assets and liabilities:			
Receivables	13,622	(23,020)	6,249
Inventories	8,837	(2,149)	(8,593)
Accounts payable and accrued liabilities	4,497	(3,216)	2,575
Payments due under the Master Settlement Agreement	(14,903)	26,419	32,985
Cash payments on restructuring liabilities	—	—	(179)
Other assets and liabilities, net	(753)	(5,299)	(5,218)
Net cash provided by operating activities	84,086	36,041	67,004

The accompanying notes are an integral part of the consolidated financial statements.

VECTOR GROUP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS – (continued)

	Year Ended December 31,		
	2012	2011	2010
	(Dollars in thousands, except per share amounts)		
Cash flows from investing activities:			
Proceeds from sale or maturity of investment securities	3,831	31,643	28,587
Purchase of investment securities	(5,647)	(5,039)	(9,394)
Proceeds from sale or liquidation of long-term investments	72	66,190	1,002
Purchase of long-term investments	(5,000)	(10,000)	(5,062)
Purchase of Aberdeen mortgages	—	—	(13,462)
Proceeds from sale of townhomes, net	—	19,629	—
Increase in restricted assets	(1,130)	(96)	(1,100)
Investments in non-consolidated real estate businesses	(33,375)	(41,859)	(24,645)
Distributions from non-consolidated real estate businesses	49,221	8,450	3,539
Issuance of notes receivable	(383)	(15,256)	(930)
Cash acquired in Aberdeen consolidation	—	—	473
Proceeds from sale of businesses and assets	444	205	187
Capital expenditures	(11,265)	(11,838)	(23,391)
Increase in cash surrender value of life insurance policies	(907)	(744)	(936)
Net cash (used in) provided by investing activities	(4,139)	41,285	(45,132)
Cash flows from financing activities:			
Proceeds from issuance of debt	244,075	6,419	185,714
Repayments of debt	(19,258)	(4,960)	(14,539)
Deferred financing charges	(11,479)	—	(5,077)
Borrowings under revolver	1,074,050	1,064,270	1,034,924
Repayments on revolver	(1,066,092)	(1,078,508)	(1,016,598)
Distributions on common stock	(137,114)	(125,299)	(117,459)
Proceeds from the issuance of Vector stock	611	—	—
Proceeds from exercise of Vector options	140	1,029	1,265
Tax benefit of options exercised	52	821	269
Net cash provided by (used in) financing activities	84,985	(136,228)	68,499
Net increase (decrease) in cash and cash equivalents	164,932	(58,902)	90,371
Cash and cash equivalents, beginning of year	240,923	299,825	209,454
Cash and cash equivalents, end of year	$ 405,855	$ 240,923	$ 299,825

The accompanying notes are an integral part of the consolidated financial statements.

(Dollars in Thousands, Except Per Share Amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation:

The consolidated financial statements of Vector Group Ltd. (the "Company" or "Vector") include the accounts of VGR Holding LLC ("VGR Holding"), Liggett Group LLC ("Liggett"), Vector Tobacco Inc. ("Vector Tobacco"), Liggett Vector Brands LLC ("Liggett Vector Brands"), New Valley LLC ("New Valley") and other less significant subsidiaries. All significant intercompany balances and transactions have been eliminated.

Liggett and Vector Tobacco are engaged in the manufacture and sale of cigarettes in the United States. New Valley is engaged in the real estate business.

Certain reclassifications have been made to the 2010 and 2011 financial information to conform to the 2012 presentation.

(b) Estimates and Assumptions:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant estimates subject to material changes in the near term include restructuring and impairment charges, inventory valuation, deferred tax assets, allowance for doubtful accounts, promotional accruals, sales returns and allowances, actuarial assumptions of pension plans, the estimated fair value of embedded derivative liabilities, settlement accruals, valuation of investments, including other than temporary impairments to such investments, accounting for investments in equity securities, and litigation and defense costs. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents:

For purposes of the statements of cash flows, cash includes cash on hand, cash on deposit in banks and cash equivalents, comprised of short-term investments which have an original maturity of 90 days or less. Interest on short-term investments is recognized when earned. The Company places its cash and cash equivalents with large commercial banks. The Federal Deposit Insurance Corporation ("FDIC") and Securities Investor Protection Corporation ("SIPC") insure these balances, up to $250 and $500, respectively. Substantially all of the Company's cash balances at December 31, 2012 are uninsured.

(d) Financial Instruments:

The carrying value of cash and cash equivalents, restricted assets and short-term loans approximate their fair value.

The carrying amounts of short-term debt reported in the consolidated balance sheets approximate fair value. The fair value of long-term debt for the years ended December 31, 2012 and 2011 was estimated based on current market quotations.

As required by authoritative guidance, derivatives embedded within the Company's convertible debt are recognized on the Company's balance sheet and are stated at estimated fair value at each reporting period. Changes in the fair value of the embedded derivatives are reflected quarterly as "Changes in fair value of derivatives embedded within convertible debt."

The estimated fair values for financial instruments presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

(Dollars in Thousands, Except Per Share Amounts)

(e) Investment Securities:

The Company classifies investments in debt and marketable equity securities as available for sale. Investments classified as available for sale are carried at fair value, with net unrealized gains and losses included as a separate component of stockholders' equity. The cost of securities sold is determined based on average cost. Investments in marketable equity securities represent less than a 20 percent interest in the investees and the Company does not exercise significant influence over such entities.

Gains are recognized when realized in the Company's consolidated statements of operations. Losses are recognized as realized or upon the determination of the occurrence of an other-than-temporary decline in fair value. The Company's policy is to review its securities on a periodic basis to evaluate whether any security has experienced an other-than-temporary decline in fair value. If it is determined that an other-than-temporary decline exists in one of the Company's marketable securities, it is the Company's policy to record an impairment charge with respect to such investment in the Company's consolidated statements of operations. The Company recorded a loss related to other-than-temporary declines in the fair value of its marketable equity securities of $500 for the year ended December 31, 2010.

(f) Significant Concentrations of Credit Risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The Company places its temporary cash in money market securities (investment grade or better) with what management believes are high credit quality financial institutions.

Liggett's customers are primarily candy and tobacco distributors, the military and large grocery, drug and convenience store chains. One customer accounted for 17% of Liggett's revenues in each of 2012, 2011 and 2010. Concentrations of credit risk with respect to trade receivables are generally limited due to the large number of customers, located primarily throughout the United States, comprising Liggett's customer base. Liggett's largest single customer represented approximately 10% and 52% of net accounts receivable at December 31, 2012 and 2011, respectively. Ongoing credit evaluations of customers' financial condition are performed and, generally, no collateral is required. Liggett maintains reserves for potential credit losses and such losses, in the aggregate, have generally not exceeded management's expectations.

(g) Accounts Receivable:

Accounts receivable-trade are recorded at their net realizable value.

The allowance for doubtful accounts and cash discounts was $577 and $881 at December 31, 2012 and 2011, respectively.

(h) Inventories:

Tobacco inventories are stated at the lower of cost or market and are determined primarily by the last-in, first-out (LIFO) method at Liggett and Vector Tobacco. Although portions of leaf tobacco inventories may not be used or sold within one year because of the time required for aging, they are included in current assets, which is common practice in the industry. It is not practicable to determine the amount that will not be used or sold within one year.

(i) Restricted Assets:

Current restricted assets of $2,469 and $1,474 at December 31, 2012 and 2011, respectively, consist primarily of certificates of deposits and supersedeas bonds. Long-term restricted assets of $9,792 and $9,626 at December 31, 2012 and 2011, respectively, consist primarily of certificates of deposit which collateralize letters of credit, supersedeas bonds and deposits on long-term debt. The certificates of deposit mature at various dates from March 2013 to October 2013.

(Dollars in Thousands, Except Per Share Amounts)

(j) Property, Plant and Equipment:

Property, plant and equipment are stated at cost. Property, plant and equipment are depreciated using the straight-line method over the estimated useful lives of the respective assets, which are 20 to 30 years for buildings and 3 to 10 years for machinery and equipment.

Repairs and maintenance costs are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation of property, plant and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations.

(k) Investment in Non-Consolidated Real Estate Businesses:

In accounting for its investment in non-consolidated real estate businesses, the Company identified its participation in Variable Interest Entities ("VIE"), which are defined as entities in which the equity investors have not provided enough equity to finance its activities or the equity investors (1) cannot directly or indirectly make decisions about the entity's activities through their voting rights or similar rights; (2) do not have the obligation to absorb the expected losses of the entity; (3) do not have the right to receive the expected residual returns of the entity; or (4) have voting rights that are not proportionate to their economic interests and the entity's activities involve or are conducted on behalf of an investor with a disproportionately small voting interest.

New Valley accounts for its interest in Douglas Elliman Realty, LLC on the equity method because the entity neither meets the definition of a VIE nor is New Valley the entity's primary beneficiary, as defined in authoritative guidance.

Chelsea Eleven, Sesto, Fifty Third-Five Building, 1107 Broadway, Lofts 21, East 68th Street, SOCAL Portfolio, Hotel Taiwana, 11 Beach Street, Maryland Portfolio, 701 Seventh Avenue, Queens Plaza and Chrystie Street meet the definition of a VIE; however, New Valley is not the primary beneficiary of these entities, as defined in authoritative guidance. In August 2010, New Valley became the primary beneficiary of Aberdeen Townhomes LLC, and as a result, the consolidated financial statements of the Company included the account balances of Aberdeen Townhomes LLC as of December 31, 2011 and 2010.

(l) Intangible Assets:

The Company reviews intangible assets for impairment annually or whenever events or changes in business circumstances indicate that the carrying amount of the intangible assets may not be fully recoverable. Indefinite life intangible assets as of December 31, 2012 and 2011, were $107,511. This intangible asset relates to the market share exemption of The Medallion Company Inc. (now known as Vector Tobacco Inc., acquired in April 2002, under the Master Settlement Agreement ("MSA"), which states payments under the MSA continue in perpetuity. As a result, the Company believes it will realize the benefit of the exemption for the foreseeable future.

Other intangible assets, included in other assets, consisting of trademarks and patent rights, are amortized using the straight-line method over 10-12 years and had no net book value at December 31, 2012 and 2011, respectively.

(m) Impairment of Long-Lived Assets:

The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company performs undiscounted operating cash flow analyses to determine if impairment exists. If impairment is determined to exist, any related impairment loss is calculated based on fair value of the asset on the basis of discounted cash flow. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

(Dollars in Thousands, Except Per Share Amounts)

(n) Pension, Postretirement and Postemployment Benefits Plans:

The cost of providing retiree pension benefits, health care and life insurance benefits is actuarially determined and accrued over the service period of the active employee group. The Company recognizes the funded status of each defined benefit pension plan, retiree health care and other postretirement benefit plans and postemployment benefit plans on the balance sheet.

(o) Stock Options:

The Company accounts for employee stock compensation plans by measuring compensation cost for share-based payments at fair value. In December 2012 and September 2012, the Company's Chief Executive Officer delivered 162,397 and 76,155 shares of common stock, respectively, in payment of income and payroll taxes in connection with the vesting of restricted shares. In January 2011, the Company's Chief Executive Officer delivered 384,946 shares of common stock in payment of the exercise price and income and payroll taxes in connection with the exercise of an employee stock option for 448,960 shares. In September 2011, the Company's Chief Executive Officer delivered 67,275 shares of common stock in payment of income and payroll taxes in connection with the vesting of restricted shares. In September 2010, the Company's Chief Executive Officer delivered 57,265 shares of common stock in payment of income and payroll taxes in connection with the vesting of restricted shares. The Company immediately canceled the shares delivered in these transactions.

(p) Income Taxes:

The Company accounts for income taxes under the liability method and records deferred taxes for the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes as well as tax credit carryforwards and loss carryforwards. These deferred taxes are measured by applying currently enacted tax rates. A valuation allowance reduces deferred tax assets when it is deemed more likely than not that some portion or all of the deferred tax assets will not be realized. A current tax provision is recorded for income taxes currently payable.

The Company follows authoritative guidance for accounting for uncertainty in income taxes which requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. The guidance requires that a liability created for unrecognized deferred tax benefits shall be presented as a liability and not combined with deferred tax liabilities or assets.

(q) Distributions and Dividends on Common Stock:

The Company records distributions on its common stock as dividends in its consolidated statement of stockholders' equity to the extent of retained earnings. Any amounts exceeding retained earnings are recorded as a reduction to additional paid-in-capital to the extent paid-in-capital is available. The Company's stock dividends are recorded as stock splits and given retroactive effect to earnings per share for all years presented.

(r) Revenue Recognition:

Sales: Revenues from sales are recognized upon the shipment of finished goods when title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, the sale price is determinable and collectibility is reasonably assured. The Company provides an allowance for expected sales returns, net of any related inventory cost recoveries. Certain sales incentives, including buydowns, are classified as reductions of net sales. The Company's accounting policy is to include federal excise taxes in revenues and cost of goods sold. Since the Company's primary line of business is tobacco, the Company's financial position and its results of operations and cash flows have been and could continue to be materially adversely affected by significant unit sales volume declines, litigation and defense costs, increased tobacco costs or reductions in the selling price of cigarettes in the near term.

(Dollars in Thousands, Except Per Share Amounts)

Shipping and Handling Fees and Costs: Shipping and handling fees related to sales transactions are neither billed to customers nor recorded as revenue. Shipping and handling costs, which were $5,474 in 2012, $5,684 in 2011 and $5,323 in 2010 are recorded as operating, selling, administrative and general expenses.

(s) Advertising:

Advertising costs, which are expensed as incurred and included within operating, selling, administration and general expenses, were $4,266, $3,099 and $2,970 for the years ended December 31, 2012, 2011 and 2010, respectively.

(t) Comprehensive Income:

The Company early adopted authoritative guidance on Comprehensive Income. This guidance requires entities to present components of net income and other comprehensive income in either a single continuous statement of comprehensive income or in two separate but consecutive statements. The Company elected to present items of net income and other comprehensive income in two separate, but consecutive, statements. The items are presented before related tax effects with detailed amounts shown for the income tax expense or benefit related to each component of other comprehensive income.

The components of accumulated other comprehensive (loss) income, net of income taxes, were as follows:

	December 31, 2012	December 31, 2011	December 31, 2010
Net unrealized gains on investment securities available for sale, net of income taxes of $8,886, $14,938, and $14,591, respectively	$ 13,001	$ 21,856	$ 21,887
Net unrealized (losses) gains on long-term investment accounted for under the equity method, net of income tax benefits of $458 and $1,007 and expense of $446, respectively	(670)	(1,474)	669
Forward contracts adjustment, net of income taxes of $88, $114, and $140, respectively	(129)	(167)	(206)
Pension-related amounts, net of income taxes of $15,358, $16,330, and $11,929, respectively	(22,470)	(23,892)	(17,894)
Accumulated other comprehensive (loss) income	$(10,268)	$ (3,677)	$ 4,456

(u) Fair Value of Derivatives Embedded within Convertible Debt:

The Company has estimated the fair market value of the embedded derivatives based principally on the results of a valuation model. The estimated fair value of the derivatives embedded within the convertible debt is based principally on the present value of future dividend payments expected to be received by the convertible debt holders over the term of the debt. The discount rate applied to the future cash flows is estimated based on a spread in the yield of the Company's debt when compared to risk-free securities with the same duration; thus, a readily determinable fair market value of the embedded derivatives is not available. The valuation model assumes future dividend payments by the Company and utilizes interest rates and credit spreads for secured to unsecured debt, unsecured to subordinated debt and subordinated debt to preferred stock to determine the fair value of the derivatives embedded within the convertible debt. The valuation also considers other items, including current and future dividends and the volatility of Vector's stock price. At December 31, 2012, the range of estimated fair market values of the Company's embedded derivatives was between $169,424 and $174,909. The Company recorded the fair market value of its embedded derivatives at the midpoint of the inputs at $172,128 as of December 31, 2012. At December 31, 2011, the range of estimated fair market values of the Company's embedded derivatives was between $130,917 and $136,182. The Company recorded the fair market value of its embedded derivatives at the midpoint of the inputs at $133,500 as of December 31, 2011. The estimated fair market value of the Company's embedded derivatives could change significantly based on future market conditions. (See Note 7.)

(Dollars in Thousands, Except Per Share Amounts)

(v) Capital and Credit Markets:

The Company has performed additional assessments to determine the impact, if any, of market developments, on the Company's consolidated financial statements. The Company's additional assessments have included a review of access to liquidity in the capital and credit markets, counterparty creditworthiness, value of the Company's investments (including long-term investments, mortgage receivable and employee benefit plans) and macroeconomic conditions. The volatility in capital and credit markets may create additional risks in the upcoming months and possibly years and the Company will continue to perform additional assessments to determine the impact, if any, on the Company's consolidated financial statements. Thus, future impairment charges may occur.

On a quarterly basis, the Company evaluates its investments to determine whether an impairment has occurred. If so, the Company also makes a determination of whether such impairment is considered temporary or other-than-temporary. The Company believes that the assessment of temporary or other-than-temporary impairment is facts and circumstances driven. However, among the matters that are considered in making such a determination are the period of time the investment has remained below its cost or carrying value, the likelihood of recovery given the reason for the decrease in market value and the Company's original expected holding period of the investment.

(w) Contingencies:

The Company records Liggett's product liability legal expenses and other litigation costs as operating, selling, administrative and general expenses as those costs are incurred. As discussed in Note 12, legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against Liggett and the Company.

The Company and its subsidiaries record provisions in their consolidated financial statements for pending litigation when they determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. At the present time, while it is reasonably possible that an unfavorable outcome in a case may occur, except as disclosed in Note 12: (i) management has concluded that it is not probable that a loss has been incurred in any of the pending tobacco-related cases; or (ii) management is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome of any of the pending tobacco-related cases and, therefore, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any. Legal defense costs are expensed as incurred.

Adverse verdicts have been entered against Liggett in eight state court *Engle* progeny cases (exclusive of the *Lukacs* case, discussed in Note 12) and two of these verdicts have been affirmed on appeal. At December 31, 2012, Liggett and the Company are defendants in 3,074 state court *Engle* progeny cases. Through December 31, 2012, other than the *Lukacs* case, the verdicts against Liggett have ranged from $1 to $3,008. In certain cases, the judgments entered have been joint and several with the other defendants. In two of these cases, punitive damages were also awarded for $1,000 and $7,600. Our potential range of loss in the six *Engle* progeny cases currently on appeal is between $0 and $16,166 in the aggregate, plus accrued interest and attorneys' fees. In determining the range of loss, we consider potential settlements as well as future appellate relief. Except as discussed in Note 12, management is unable to estimate the possible loss or range of loss from remaining *Engle* progeny cases as there are currently multiple defendants in each case and discovery has not occurred or is limited. As a result, the Company lacks information about whether plaintiffs are, in fact *Engle,* class members (non-class members' claims are generally time-barred), the relevant smoking history, the nature of the alleged injury and the availability of various defenses, among other things. Further, plaintiffs typically do not specify their demand for damages. Litigation is subject to many uncertainties, and it is possible that the Company's consolidated financial position, results of operations or cash flows could be materially adversely affected by an unfavorable outcome in any such tobacco-related litigation.

(Dollars in Thousands, Except Per Share Amounts)

(x) New Accounting Pronouncements:

In May 2011, the Financial Accounting Standards Board ("FASB") issued amendments to disclosure requirements for common fair value measurement. These amendments, effective for the interim and annual periods beginning on or after December 15, 2011 (early adoption is prohibited), result in a common definition of fair value and common requirements for measurement of and disclosure requirements between U.S. GAAP and IFRS. Consequently, the amendments change some fair value measurement principles and disclosure requirements. This accounting guidance only impacted presentation and disclosures and did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In July 2012, the FASB issued amendments to the indefinite-lived intangible asset impairment guidance which provides an option for companies to use a qualitative approach to test indefinite-lived intangible assets for impairment if certain conditions are met. The amendments are effective for annual and interim indefinite-lived intangible asset impairment tests performed for fiscal years beginning after September 15, 2012 (early adoption was permitted). The implementation of the amended accounting guidance is not expected to have a material impact on the Company's consolidated financial position or results of operations.

In February 2013, the FASB issued amendments to the accounting guidance for presentation of comprehensive income to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments do not change the current requirements for reporting net income or other comprehensive income, but do require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where the net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about these amounts. For public companies, these amendments are effective prospectively for reporting periods beginning after December 15, 2012. The implementation of the amended accounting guidance should not have a material impact on the Company's consolidated financial position or results of operations.

2. EARNINGS PER SHARE

Information concerning the Company's common stock has been adjusted to give effect to the 5% stock dividends paid to Company stockholders on September 28, 2012, September 29, 2011 and September 29, 2010. The dividends were recorded at par value of $414 in 2012, $378 in 2011 and $357 in 2010 since the Company did not have retained earnings in each of the aforementioned years. In connection with the 5% stock dividends, the Company increased the number of shares subject to outstanding stock options by 5% and reduced the exercise prices accordingly.

For purposes of calculating basic EPS, earnings available to common stockholders for the period are reduced by the contingent interest and the non-cash interest expense associated with the discounts created by the beneficial conversion features and embedded derivatives related to the Company's convertible debt issued. The convertible debt issued by the Company are participating securities due to the contingent interest feature and had no impact on EPS for the years ended December 31, 2012, 2011 and 2010 as the dividends on the common stock reduced earnings available to common stockholders so there were no unallocated earnings.

As discussed in Note 11, the Company has stock option awards which provide for common stock dividend equivalents at the same rate as paid on the common stock with respect to the shares underlying the unexercised portion of the options. These outstanding options represent participating securities under authoritative guidance. The Company recognizes payments of the dividend equivalent rights ($2,709, net of income taxes of $26, $2,580, net of income taxes of $25, and $2,480, net of income taxes of $0, for the years ended December 31, 2012, 2011 and 2010, respectively) on these options as reductions in additional paid-in

(Dollars in Thousands, Except Per Share Amounts)

capital on the Company's consolidated balance sheet. As a result, in its calculation of basic EPS for the years ended December 31, 2012, 2011 and 2010, respectively, the Company has adjusted its net income for the effect of these participating securities as follows:

	2012	2011	2010
Net income	$30,622	$75,020	$54,084
Income attributable to participating securities	(608)	(1,552)	(1,146)
Net income available to common stockholders	$30,014	$73,468	$52,938

Basic EPS is computed by dividing net income available to common stockholders by the weighted-average number of shares outstanding, which includes vested restricted stock.

Diluted EPS includes the dilutive effect of stock options, unvested restricted stock grants and convertible securities. Diluted EPS is computed by dividing net income available to common stockholders by the diluted weighted-average number of shares outstanding, which includes dilutive non-vested restricted stock grants, stock options and convertible securities.

Basic and diluted EPS were calculated using the following shares for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Weighted-average shares for basic EPS	84,612,613	82,608,027	81,949,878
Plus incremental shares related to stock options and warrants	80,383	212,624	400,102
Weighted-average shares for diluted EPS	84,692,996	82,820,651	82,349,980

The following stock options, non-vested restricted stock and shares issuable upon the conversion of convertible debt were outstanding during the years ended December 31, 2012, 2011 and 2010 but were not included in the computation of diluted EPS because the exercise prices of the options and the per share expense associated with the restricted stock were greater than the average market price of the common shares during the respective periods, and the impact of common shares issuable under the convertible debt were anti-dilutive to EPS.

	Year Ended December 31,		
	2012	2011	2010
Number of stock options	N/A	3,408	174,649
Weighted-average exercise price	N/A	$ 16.48	$ 22.26
Weighted-average shares of non-vested restricted stock	3,500	7,000	—
Weighted-average expense per share	$ 17.12	$ 17.12	$ —
Weighted-average number of shares issuable upon conversion of debt	18,008,626	18,503,930	18,900,356
Weighted-average conversion price	$ 14.35	$ 14.13	$ 14.16

The Company's convertible debt was anti-dilutive in 2012, 2011 and 2010.

(Dollars in Thousands, Except Per Share Amounts)

3. INVESTMENT SECURITIES AVAILABLE FOR SALE

The components of investment securities available for sale at December 31, 2012 and 2011 were as follows:

	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
2012				
Marketable equity securities	$48,097	$23,621	$(1,734)	$69,984
2011				
Marketable equity securities	$39,692	$38,173	$(1,379)	$76,486

Investment securities available for sale as of December 31, 2012 and 2011 include New Valley's 13,891,205 shares of Ladenburg Thalmann Financial Services Inc. ("LTS") common stock, which were carried at $19,448 and $34,450, respectively.

4. INVENTORIES

Inventories consist of:

	December 31, 2012	December 31, 2011
Leaf tobacco	$ 59,130	$ 65,411
Other raw materials	3,151	3,831
Work-in-process	210	688
Finished goods	64,396	64,594
Inventories at current cost	126,887	134,524
LIFO adjustments	(26,495)	(25,296)
	$100,392	$109,228

The Company has a leaf inventory management program whereby, among other things, it is committed to purchase certain quantities of leaf tobacco. The purchase commitments are for quantities not in excess of anticipated requirements and are at prices, including carrying costs, established at the commitment date. At December 31, 2012, Liggett had leaf tobacco purchase commitments of approximately $11,914. The Company has a single source supply agreement for fire safe cigarette paper through 2015.

The Company capitalizes the incremental prepaid cost of the MSA in ending inventory. Each year the Company capitalizes in inventory that portion of its MSA liability that has been shipped to the public warehouses but not sold. The amount of capitalized MSA cost in "Finished goods" inventory was $13,854 and $13,804 at December 31, 2012 and 2011, respectively.

All of the Company's inventories at December 31, 2012 and 2011 have been reported under the LIFO method.

(Dollars in Thousands, Except Per Share Amounts)

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

	December 31, 2012	December 31, 2011
Land and improvements	$ 1,418	$ 1,418
Buildings	14,945	14,410
Machinery and equipment	142,826	134,168
Leasehold improvements	3,868	3,038
	163,057	153,034
Less accumulated depreciation and amortization	(105,904)	(96,478)
	$ 57,153	$ 56,556

Depreciation and amortization expense for the years ended December 31, 2012, 2011 and 2010 was $10,608, $10,607 and $10,790, respectively. Future machinery and equipment purchase commitments at Liggett were $1,995 and $3,042 at December 31, 2012 and 2011, respectively.

6. LONG-TERM INVESTMENTS

Long-term investments consist of the following investments accounted for at cost:

	December 31, 2012		December 31, 2011	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Investment partnerships	$15,540	$16,962	$4,776	$6,199
Real estate partnership	827	1,391	899	1,293
	$16,367	$18,353	$5,675	$7,492

The principal business of these investment partnerships is investing in investment securities and real estate. The estimated fair value of the investment partnerships was provided by the partnerships based on the indicated market values of the underlying assets or investment portfolio. The investments in these investment partnerships are illiquid and the ultimate realization of these investments is subject to the performance of the underlying partnership and its management by the general partners. In the future, the Company may invest in other investments, including limited partnerships, real estate investments, equity securities, debt securities, derivatives and certificates of deposit, depending on risk factors and potential rates of return.

If it is determined that an other-than-temporary decline in fair value exists in long-term investments, the Company records an impairment charge with respect to such investment in its consolidated statements of operations. The Company will continue to perform additional assessments to determine the impact, if any, on the Company's consolidated financial statements. Thus, future impairment charges may occur.

The Company's investments constituted greater than 5% of the invested funds of the partnerships for one partnership at December 31, 2012 and two partnerships at December 31, 2011. These partnerships were accounted for on the equity method. In accordance with authoritative guidance for accounting for limited partnership investments, the Company has accounted for the remaining investments using the cost method of accounting.

The Company had invested $50,000 in Icahn Partners, LP, a privately managed investment partnership, of which Carl Icahn was the portfolio manager and the controlling person of the general partner, and manager of the partnership. In 2011, Icahn Partners, LP was liquidated. The Company received liquidating distributions of $55,500 in 2011 and recognized a gain of $20,500 on this investment for the year ended December 31, 2011. Based on information available in public filings, affiliates of Mr. Icahn were the beneficial owners of more than 5% of Vector's common stock prior to November 2011, but had no interest in Vector's common stock as of December 31, 2011.

(Dollars in Thousands, Except Per Share Amounts)

The Company received cash distributions of $207, $608 and $1,002 from one limited partnership in 2012, 2011 and 2010, respectively.

Another of the Company's long-term investments was liquidated in 2011. The Company received liquidating distributions of $10,082 in 2011 and recognized a gain of $5,332 for the year ended December 31, 2011.

The long-term investments are carried on the consolidated balance sheet at cost. The fair value determination disclosed above would be classified as Level 3 under fair value hierarchy disclosed in Note 15 if such assets were recorded on the consolidated balance sheet at fair value. The fair values were determined based on unobservable inputs and were based on company assumptions, and information obtained from the partnerships based on the indicated market values of the underlying assets of the investment portfolio.

The changes in the fair value of these investments were as follows:

	2012	2011
Balance as of January 1	$ 7,492	$ 72,102
Distributions	(207)	(66,190)
Reduction in partnership interest now accounted for under the cost method	15,541	—
Revision for partnership now accounted for as investment securities available for sale	(6,122)	—
Realized gain on liquidation of long-term investments	135	25,832
Unrealized gains reclassified into net income	(135)	(25,832)
Unrealized gain on long-term investments	1,649	1,580
Net change in long-term investments	1,514	(24,252)
Balance as of December 31	$18,353	$ 7,492

Long-term investments consist of the following investments accounted for under the equity method:

	December 31, 2012	December 31, 2011
Investment partnerships	$6,432	$16,499

The changes in the fair value of these investments were as follows:

	2012	2011
Balance as of January 1	$ 16,499	$10,954
Contributions	5,000	10,000
Reduction in partnership interest now accounted for under the cost method	(15,541)	—
Equity loss on long-term investments accounted for under the equity method	(1,261)	(859)
Unrealized gains reclassified into net income	—	—
Unrealized (loss) gain on long-term investments	1,735	(3,596)
Net change in long-term investments	1,735	(3,596)
Balance as of December 31	$ 6,432	$16,499

(Dollars in Thousands, Except Per Share Amounts)

The principal business of these investment partnerships is investing in investment securities. The estimated fair value of the investment partnerships was provided by the partnerships based on the indicated market values of the underlying assets or investment portfolio. The investments in these investment partnerships are illiquid and the ultimate realization of these investments is subject to the performance of the underlying partnership and its management by the general partners. In the future, the Company may invest in other investments, including limited partnerships, real estate investments, equity securities, debt securities, derivatives and certificates of deposit, depending on risk factors and potential rates of return.

7. NOTES PAYABLE, LONG-TERM DEBT AND OTHER OBLIGATIONS

Notes payable, long-term debt and other obligations consist of:

	December 31, 2012	December 31, 2011
Vector:		
11% Senior Secured Notes due 2015, net of unamortized discount of $408 and $591	$414,592	$414,409
6.75% Variable Interest Senior Convertible Note due 2014, net of unamortized discount of $30,383 and $35,704*	19,617	14,296
6.75% Variable Interest Senior Convertible Exchange Notes due 2014, net of unamortized discount of $45,038 and $57,036*	62,492	50,494
3.875% Variable Interest Senior Convertible Debentures due 2026, net of unamortized discount of $36,107 and $82,948*	7,115	16,052
7.5% Variable Interest Senior Convertible Debentures due 2019, net of unamortized discount of $161,795 and $0*	68,205	—
Liggett:		
Revolving credit facility	29,430	21,472
Term loan under credit facility	4,179	5,689
Equipment loans	17,810	21,255
Other	284	533
Total notes payable, long-term debt and other obligations	623,724	544,200
Less:		
Current maturities	(36,778)	(50,844)
Amount due after one year	$586,946	$493,356

* The fair value of the derivatives embedded within the 6.75% Variable Interest Senior Convertible Note ($11,682 at December 31, 2012 and $16,929 at December 31, 2011, respectively), the 6.75% Variable Interest Senior Convertible Exchange Notes ($22,146 at December 31, 2012 and $32,086 at December 31, 2011, respectively), the 3.875% Variable Interest Senior Convertible Debentures ($39,714 at December 31, 2012 and $84,485 at December 31, 2011, respectively), and the 7.5% Variable Interest Senior Convertible Debentures ($98,586 at December 31, 2012 and $0 at December 31, 2011, respectively) is separately classified as a derivative liability in the condensed consolidated balance sheets.

(Dollars in Thousands, Except Per Share Amounts)

11% Senior Secured Notes due 2015 — Vector:

At December 31, 2012, the Company had outstanding $415,000 principal amount of its 11% Senior Secured Notes due 2015. The 11% Senior Secured Notes were sold in August 2007 ($165,000), September 2009 ($85,000), April 2010 ($75,000) and December 2010 ($90,000) in private offerings to qualified institutional investors in accordance with Rule 144A of the Securities Act of 1933.

The 11% Senior Secured Notes pay interest on a semi-annual basis at a rate of 11% per year and mature on August 15, 2015. On or after August 15, 2011 the Company may redeem some or all of the 11% Senior Secured Notes at a premium that will decrease over time, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date.

The 11% Senior Secured Notes are guaranteed subject to certain customary automatic release provisions on a joint and several basis by all of the 100% owned domestic subsidiaries of the Company that are engaged in the conduct of the Company's cigarette businesses. (See Note 19.) In addition, some of the guarantees are collateralized by second priority or first priority security interests in certain collateral of some of the subsidiary guarantors, including their common stock, pursuant to security and pledge agreements. On January 29, 2013, the Company announced a cash tender offer for the 11% Senior Secured Notes.

7.75% Senior Secured Notes due 2021:

In February 2013, the Company sold $450,000 of its 7.75% Senior Secured Notes due 2021 in a private offering to qualified institutional investors in accordance with Rule 144A of the Securities Act of 1933. The aggregate net proceeds from the sale of the 7.75% Senior Secured Notes were approximately $438,250 after deducting underwriting discounts, commissions, fees and offering expenses. The Company intends to use the net proceeds of the issuance for a cash tender offer announced on January 29, 2013, with respect to any and all of its outstanding 11% Senior Secured Notes due 2015. The Company retired $336,315 of the 11% Senior Secured Notes at a premium of 104.292%, plus accrued and unpaid interest on February 12, 2013. The remaining $78,685 of the 11% Senior Secured Notes have been called and will be retired on March 12, 2013 at a redemption price of 103.667% plus accrued and unpaid interest.

The 7.75% Senior Secured Notes pay interest on a semi-annual basis at a rate of 7.75% per year and mature on February 15, 2021. The Company may redeem some or all of the 7.75% Senior Secured Notes at any time prior to February 15, 2016 at a make-whole redemption price. On or after February 15, 2016 the Company may redeem some or all of the 7.75% Senior Secured Notes at a premium that will decrease over time, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date. At any time prior to February 15, 2016, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of the 7.75% Senior Secured Notes with the net proceeds of certain equity offerings at 107.75% of the aggregate principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date. In the event of a change of control, as defined in the indenture governing the 7.75% Senior Secured Notes, each holder of the 7.75% Senior Secured Notes may require the Company to repurchase some or all of its 7.75% Senior Secured Notes at a repurchase price equal to 101% of their aggregate principal amount plus accrued and unpaid interest and liquidated damages, if any to the date of purchase.

The 7.75% Senior Secured Notes are guaranteed subject to certain customary automatic release provisions on a joint and several basis by all of the 100% owned domestic subsidiaries of the Company that are engaged in the conduct of the Company's cigarette businesses. (See Note 19.) In addition, some of the guarantees are collateralized by second priority or first priority security interests in certain collateral of some of the subsidiary guarantors, including their common stock, pursuant to security and pledge agreements.

(Dollars in Thousands, Except Per Share Amounts)

In connection with the issuance of the 7.75% Senior Secured Notes, the Company entered into a Registration Rights Agreement. The Company agreed to consummate a registered exchange offer for the 7.75% Senior Secured Notes within 360 days after the date of the initial issuance of the 7.75% Senior Secured Notes. The new 7.75% Senior Secured Notes to be issued in the exchange offer will have substantially the same terms as the original notes, except that the new 7.75% Senior Secured Notes will have been registered under the Securities Act. The Company will be required to pay additional interest on the 7.75% Senior Secured Notes if it fails to timely comply with its obligations under the Registration Rights Agreement until such time as it complies.

The indenture contains covenants that restrict the payment of dividends by the Company if the Company's consolidated earnings before interest, taxes, depreciation and amortization, as defined in the indenture, for the most recently ended four full quarters is less than $75,000. The indenture also restricts the incurrence of debt if the Company's Leverage Ratio and its Secured Leverage Ratio, as defined in the indenture, exceed 3.0 and 1.5, respectively. The Company's Leverage Ratio is defined in the indenture as the ratio of the Company's and the guaranteeing subsidiaries' total debt less the fair market value of the Company's cash, investments in marketable securities and long-term investments to Consolidated EBITDA, as defined in the indenture. The Company's Secured Leverage Ratio is defined in the indenture in the same manner as the Leverage Ratio, except that secured indebtedness is substituted for indebtedness.

Variable Interest Senior Convertible Debt — Vector:

Vector has outstanding four series of variable interest senior convertible debt. All four series of debt pay interest on a quarterly basis at a stated rate plus an additional amount of interest on each payment date. The additional amount is based on the amount of cash dividends paid during the prior three-month period ending on the record date for such interest payment multiplied by the total number of shares of its common stock into which the debt would be convertible on such record date (the "Additional Interest").

6.75% Variable Interest Senior Convertible Note due 2014:

On May 11, 2009, the Company issued in a private placement the 6.75% Note in the principal amount of $50,000. The purchase price was paid in cash ($38,225) and by tendering $11,005 principal amount of the 5% Notes, valued at 107% of principal amount. The note pays interest ("Total Interest") on a quarterly basis at a rate of 3.75% per annum plus additional interest, which is based on the amount of cash dividends paid during the prior three-month period ending on the record date for such interest payment multiplied by the total number of shares of its common stock into which the debt will be convertible on such record date. Notwithstanding the foregoing, however, the interest payable on each interest payment date shall be the higher of (i) the Total Interest and (ii) 6.75% per annum. The note is convertible into the Company's common stock at the holder's option. The conversion price as of December 31, 2012 of $12.37 per share (approximately 80.8182 shares of common stock per $1,000 principal amount of the note) is subject to adjustment for various events, including the issuance of stock dividends. The note will mature on November 15, 2014. The Company will redeem on May 11, 2014 and at the end of each interest accrual period thereafter an additional amount, if any, of the note necessary to prevent the note from being treated as an "Applicable High Yield Discount Obligation" under the Internal Revenue Code. If a fundamental change (as defined in the note) occurs, the Company will be required to offer to repurchase the note at 100% of its principal amount, plus accrued interest.

The purchaser of the 6.75% Note is an entity affiliated with Dr. Phillip Frost, who reported, after the consummation of the sale, beneficial ownership of approximately 11.7% of the Company's common stock. In November 2011, Dr. Frost reported that entities affiliated with him had beneficial ownership of approximately 18.5% of the Company's common stock following the purchase of additional shares in a privately-negotiated transaction with an existing stockholder.

(Dollars in Thousands, Except Per Share Amounts)

6.75% Variable Interest Senior Convertible Exchange Notes due 2014:

In June 2009, the Company entered into agreements with certain holders of the 5% Notes to exchange their 5% Notes for the Company's 6.75% Exchange Notes. In June 2009, certain holders of $99,944 principal amount of the 5% Notes exchanged their 5% Notes for $106,940 of the 6.75% Exchange Notes. In November 2009, certain holders of $555 of the 5% Notes exchanged their 5% Notes for $593 of the Company's 6.75% Exchange Notes.

The Company issued its 6.75% Exchange Notes to the holders in reliance on the exemption from the registration requirements of the Securities Act afforded by Section 3(a)(9) thereof. The notes pay interest ("Total Interest") on a quarterly basis beginning August 15, 2009 at a rate of 3.75% per annum plus additional interest, which is based on the amount of cash dividends paid during the prior three-month period ending on the record date for such interest payment multiplied by the total number of shares of its common stock into which the debt will be convertible on such record date. Notwithstanding the foregoing, however, the interest payable on each interest payment date shall be the higher of (i) the Total Interest and (ii) 6.75% per annum. The notes are convertible into the Company's common stock at the holder's option. The conversion price as of December 31, 2012 of $14.04 per share (approximately 71.2364 shares of common stock per $1,000 principal amount of notes) is subject to adjustment for various events, including the issuance of stock dividends. The notes will mature on November 15, 2014. The Company will redeem on June 30, 2014 and at the end of each interest accrual period thereafter an additional amount, if any, of the notes necessary to prevent the notes from being treated as an "Applicable High Yield Discount Obligation" under the Internal Revenue Code. If a fundamental change (as defined in the indenture) occurs, the Company will be required to offer to repurchase the notes at 100% of their principal amount, plus accrued interest and, under certain circumstances, a "make whole" payment.

3.875% Variable Interest Senior Convertible Debentures due 2026:

In July 2006, the Company sold $110,000 of its 3.875% variable interest senior convertible debentures due 2026 in a private offering to qualified institutional buyers in accordance with Rule 144A under the Securities Act.

The debentures pay interest on a quarterly basis at a rate of 3.875% per annum plus Additional Interest (the "Debenture Total Interest"). Notwithstanding the foregoing, however, the interest payable on each interest payment date shall be the higher of (i) the Debenture Total Interest and (ii) 5.75% per annum. The debentures are convertible into the Company's common stock at the holder's option. The conversion price at December 31, 2012 was $15.28 per share (approximately 65.4465 shares of common stock per $1,000 principal amount of the note), is subject to adjustment for various events, including the issuance of stock dividends.

The debentures will mature on June 15, 2026. The holders of the debentures will have the option on June 15, 2012, June 15, 2016 and June 15, 2021 to require the Company to repurchase some or all of their remaining debentures. The redemption price for such redemptions will equal 100% of the principal amount of the debentures plus accrued interest. If a fundamental change (as defined in the Indenture) occurs, the Company will be required to offer to repurchase the debentures at 100% of their principal amount, plus accrued interest and, under certain circumstances, a "make-whole premium".

The Company was required to mandatorily redeem on June 15, 2011, 10% of the total aggregate principal amount outstanding, or $11,000, of the Company's 3.875% Variable Interest Senior Convertible Debentures due 2026. Other than the holders of $7 principal amount of the debentures, who had 10% of their aggregate principal amount of debentures mandatorily redeemed, each holder of the debentures chose to convert its pro-rata portion of the $11,000 of principal amount of debentures into 755,218 shares of the Company's common stock. The Company recorded a non-cash accelerated interest expense related to the converted debt of $1,217 for the year ended December 31, 2011, on the conversion of the debentures. The debt conversion resulted in a non-cash financing transaction of $10,993.

(Dollars in Thousands, Except Per Share Amounts)

Holders of the Debentures converted $2 principal amount of the Debentures into 131 shares of the Company's common stock in February 2012, $31,370 principal amount into 2,053,065 shares of common stock in June 2012, and $24,406 principal amount into 1,597,290 shares of common stock in September 2012. The Company recorded non-cash accelerated interest expense related to the converted debt of $14,960 for the year ended December 31, 2012. The debt conversion resulted in a reclassification from debt to equity in the amount of $55,778. As of December 31, 2012, the principal amount of the Debentures outstanding was $43,222.

The holders of the Debentures had the option to put all of the remaining senior convertible notes on June 15, 2012. None of the Debentures were surrendered for repurchase by the Company. The holders of the Debentures next have the option to put all or part of the remaining Debentures to the Company on June 15, 2016. Accordingly, the Company reclassified the Debentures and related fair value of derivatives embedded within convertible debt from current liabilities to long-term liabilities.

7.5% Variable Interest Senior Convertible Senior Notes due 2019:

In November 2012, the Company sold $230,000 of its 7.5% variable interest senior convertible notes due 2019 interest senior convertible notes due 2019 (the "2019 Convertible Notes") in a public offering registered under the Securities Act. The 2019 Convertible Notes are our senior unsecured obligations and are effectively subordinated to any of its secured indebtedness to the extent of the assets securing such indebtedness. The 2019 Convertible Notes are also structurally subordinated to all liabilities and commitments of our subsidiaries. The aggregate net proceeds from the sale of the 2019 Convertible Notes were approximately $218,900 after deducting underwriting discounts, commissions, fees and offering expenses.

The 2019 Convertible Notes pay interest ("Total Interest") on a quarterly basis beginning January 15, 2013 at a rate of 2.5% per annum plus additional interest, which is based on the amount of cash dividends paid during the prior three-month period ending on the record date for such interest payment multiplied by the total number of shares of its common stock into which the debt will be convertible on such record date. Notwithstanding the foregoing, however, the interest payable on each interest payment date shall be the higher of (i) the Total Interest and (ii) 7.5% per annum. The notes are convertible into the Company's common stock at the holder's option. The conversion price at December 31, 2012 was $18.50 per share (approximately 54.0541 shares of common stock per $1,000 principal amount of the note), is subject to adjustment for various events, including the issuance of stock dividends. The notes will mature on January 15, 2019. If a fundamental change (as defined in the indenture) occurs, the Company will be required to offer to repurchase the notes at 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

Share Lending Agreement:

In connection with the offering of its 2019 Convertible Notes in November 2012, the Company lent Jefferies & Company ("Jefferies"), the underwriter for the offering, a total of 6,114,000 shares of the Company's common stock under the Share Lending Agreement. Jefferies is entitled to offer and sell such shares and use the sale to facilitate the establishment of a hedge position by investors in the notes and will receive all proceeds from the common stock offerings and lending transactions under the Share Lending Agreement. The Company received a nominal lending fee of $0.10 per share for each share of common stock that the Company lent pursuant to the Share Lending Agreement.

The Share Lending Agreement requires that the shares borrowed be returned upon the maturity of the related debt, January 2019, or earlier, including the redemption of the notes or the conversion of the notes to shares of common stock pursuant to the terms of the indenture governing the notes. Borrowed shares are issued and outstanding for corporate law purposes and, accordingly, the holders of the borrowed shares will have all of the rights of a holder of the Company's outstanding shares. However, because the share borrower must return to the Company all borrowed shares (or identical shares), the borrowed shares are not considered outstanding for purposes of computing and reporting the Company's earnings per share in accordance with generally accepted accounting principles. Jefferies agreed to pay to the Company an amount equal to any dividends or other distributions that the Company pays on the borrowed shares.

(Dollars in Thousands, Except Per Share Amounts)

The Company received a nominal fee for the loaned shares and determined the fair value of the Share Lending Agreement was $3,204 at the date of issuance based on the present value of the future cash flows attributed to an estimated reduction in stated interest due to the presence of the Share Lending Agreement. The $3,204 fair value was recognized as a debt financing charge and is being amortized to interest expense over the term of the notes. In November 2012, 3,057,000 shares were returned but no cash was exchanged. As of December 31, 2012, 3,057,000 shares were outstanding on the Share Lending Agreement and $12 had been amortized to interest expense.

Embedded Derivatives on the Variable Interest Senior Convertible Debt:

The portion of the interest on the Company's convertible debt which is computed by reference to the cash dividends paid on the Company's common stock is considered an embedded derivative within the convertible debt, which the Company is required to separately value. In accordance with authoritative guidance on accounting for derivatives and hedging, the Company has bifurcated these embedded derivatives and estimated the fair value of the embedded derivative liability including using a third party valuation. The resulting discount created by allocating a portion of the issuance proceeds to the embedded derivative is then amortized to interest expense over the term of the debt using the effective interest method. Changes to the fair value of these embedded derivatives are reflected quarterly in the Company's consolidated statements of operations as "Change in fair value of derivatives embedded within convertible debt." The value of the embedded derivative is contingent on changes in interest rates of debt instruments maturing over the duration of the convertible debt as well as projections of future cash and stock dividends over the term of the debt.

A summary of non-cash interest expense associated with the amortization of the debt discount created by the embedded derivative liability associated with the Company's variable interest senior convertible debt is as follows:

	Year Ended December 31,		
	2012	2011	2010
6.75% note	$ 2,842	$1,415	$ 749
6.75% exchange notes	7,416	4,745	3,113
3.875% convertible debentures	57	195	575
7.5% convertible notes	369	—	—
Interest expense associated with embedded derivatives	$10,684	$6,355	$4,437

A summary of non-cash changes in fair value of derivatives embedded within convertible debt is as follows:

	Year Ended December 31,		
	2012	2011	2010
6.75% note	$ 5,247	$ 3,290	$ 3,671
6.75% exchange notes	9,940	6,238	9,228
3.875% convertible debentures	(22,281)	(1,544)	(1,375)
7.5% convertible notes	(382)	—	—
(Loss) gain on changes in fair value of derivatives embedded within convertible debt	$ (7,476)	$ 7,984	$11,524

(Dollars in Thousands, Except Per Share Amounts)

The following table reconciles the fair value of derivatives embedded within convertible debt:

	6.75% Note	6.75% Exchange Notes	3.875% Convertible Debentures	7.5% Convertible Notes	Total
Balance at January 1, 2010	$23,890	$47,552	$ 81,574	$ —	$153,016
(Gain) loss from changes in fair value of embedded derivatives	(3,671)	(9,228)	1,375	—	(11,524)
Balance at December 31, 2010	20,219	38,324	82,949	—	141,492
Conversion of $11,000 of 3.875% Variable Interest Senior Convertible Debentures due June 15, 2011	—	—	(8)	—	(8)
(Gain) loss from changes in fair value of embedded derivatives	(3,290)	(6,238)	1,544	—	(7,984)
Balance at December 31, 2011	16,929	32,086	84,485	—	133,500
Conversion of $55,778 of 3.875% Variable Interest Senior Convertible Debentures due June 15, 2016	—	—	(67,052)	—	(67,052)
Issuance of 7.5% Note	—	—	—	98,204	98,204
(Gain) loss from changes in fair value of embedded derivatives	(5,247)	(9,940)	22,281	382	7,476
Balance at December 31, 2012	$11,682	$22,146	$ 39,714	$98,586	$172,128

Beneficial Conversion Feature on Variable Interest Senior Convertible Debt:

After giving effect to the recording of the embedded derivative liability as a discount to the convertible debt, the Company's common stock had a fair value at the issuance date of the debt in excess of the conversion price resulting in a beneficial conversion feature. The accounting guidance on debt with conversion and other options requires that the intrinsic value of the beneficial conversion feature be recorded to additional paid-in capital and as a discount on the debt. The discount is then amortized to interest expense over the term of the debt using the effective interest method. The beneficial conversion feature has been recorded, net of income taxes, as an increase to stockholders' equity.

A summary of non-cash interest expense associated with the amortization of the debt discount created by the beneficial conversion feature on the Company's variable interest senior convertible debt is as follows:

	Year Ended December 31,		
	2012	2011	2010
Amortization of beneficial conversion feature:			
6.75% note	$2,479	$1,234	$ 653
6.75% exchange notes	4,582	2,932	1,923
3.875% convertible debentures	30	(80)	(46)
7.5% convertible notes	241	—	—
Interest expense associated with beneficial conversion feature	$7,332	$4,086	$2,530

(Dollars in Thousands, Except Per Share Amounts)

Unamortized Debt Discount on Variable Interest Senior Convertible Debt:

The following table reconciles unamortized debt discount within convertible debt:

	6.75% Note	6.75% Exchange Notes	3.875% Convertible Debentures	7.5% Convertible Notes	Total
Balance at January 1, 2010	$39,755	$69,749	$ 83,589	$ —	$193,093
Amortization of embedded derivatives	(749)	(3,113)	(575)	—	(4,437)
Amortization of beneficial conversion feature	(653)	(1,923)	46	—	(2,530)
Balance at December 31, 2010	38,353	64,713	83,060	—	186,126
Conversion of $11,000 of 3.875% Variable Interest Senior Convertible Debentures due June 15, 2011	—	—	3	—	3
Amortization of embedded derivatives	(1,415)	(4,745)	(195)	—	(6,355)
Amortization of beneficial conversion feature	(1,234)	(2,932)	80	—	(4,086)
Balance at December 31, 2011	35,704	57,036	82,948	—	175,688
Conversion of $55,778 of 3.875% Variable Interest Senior Convertible Debentures due June 15, 2016	—	—	(46,754)	—	(46,754)
Issuance of convertible notes – embedded derivative	—	—	—	98,204	98,204
Issuance of convertible notes – beneficial conversion feature	—	—	—	64,201	64,201
Amortization of embedded derivatives	(2,842)	(7,416)	(57)	(369)	(10,684)
Amortization of beneficial conversion feature	(2,479)	(4,582)	(30)	(241)	(7,332)
Balance at December 31, 2012	$30,383	$45,038	$ 36,107	$161,795	$273,323

Revolving Credit Facility — Liggett:

Liggett has a $50,000 credit facility (the "Credit Facility") with Wells Fargo Bank, N.A. ("Wells Fargo"). The Credit Facility is collateralized by all inventories and receivables of Liggett and a mortgage on Liggett's manufacturing facility. The Credit Facility requires Liggett's compliance with certain financial and other covenants including a restriction on Liggett's ability to pay cash dividends unless Liggett's borrowing availability, as defined, under the credit facility for the 30-day period prior to the payment of the dividend, and after giving effect to the dividend, is at least $5,000 and no event of default has occurred under the agreement, including Liggett's compliance with the covenants in the credit facility.

The Credit Facility expires on March 8, 2015; provided that Liggett may terminate the Credit Facility prior to March 8, 2015 at any time by giving at least 30 days prior written notice to Wells Fargo, and Wells Fargo may, at Well Fargo's option, terminate the Credit Facility at any time upon the occurrence and during the continuance of an Event of Default. Prime rate loans under the facility bear interest at a rate equal to the prime rate of Wells Fargo with Eurodollar rate loans bearing interest at a rate of 2.0% above Wells Fargo's adjusted Eurodollar rate. The credit facility contains covenants that provide that Liggett's earnings before interest, taxes, depreciation and amortization, as defined under the credit facility, on a trailing twelve month basis, shall not be less than $100,000 if Liggett's excess availability, as defined, under the credit facility, is less than $20,000. The covenants also require that annual Capital Expenditures, as defined under the credit facility (before a maximum carryover amount of $2,500), shall not exceed $15,000 during any fiscal year except for 2010, when Liggett was permitted to incur Capital Expenditures of up to $33,000.

Term Loan under Credit Facility — Liggett:

In February 2012, Wells Fargo amended and restated the existing $5,600 term loan (the "Term Loan") made to 100 Maple LLC ("Maple"), a subsidiary of Liggett, within the commitment under the Credit Facility. In connection with the amendment and restatement the maturity date of the Term Loan was extended to March 1, 2015 and the outstanding principal amount was paid down to $4,425. The Term Loan bears an

(Dollars in Thousands, Except Per Share Amounts)

interest rate equal to 1.75% more than Wells Fargo's adjusted Eurodollar rate. Monthly payments of $25 are due under the Term Loan from March 1, 2012 to February 1, 2015 ($885 in total) with the balance of $3,540 due at maturity on March 1, 2015.

The Term Loan is collateralized by the existing collateral securing the Credit Facility, including, without limitation, certain real property owned by Maple. The Term Loan did not increase the $50,000 borrowing amount of the Credit Facility, but did increase the outstanding amounts under the Credit Facility by the amount of the term loan and proportionately reduces the maximum borrowing availability under the Credit Facility.

The Credit Facility permits the guaranty of the 7.75% Senior Secured Notes due 2021 by each of Liggett and Maple and the pledging of certain assets of Liggett and Maple on a subordinated basis to secure their guarantees. The credit facility also grants to Wells Fargo a blanket lien on all the assets of Liggett and Maple, excluding any equipment pledged to current or future purchase money or other financiers of such equipment and excluding any real property, other than the Mebane Property and other real property to the extent its value is in excess of $5,000. Wells Fargo, Liggett, Maple and the collateral agent for the holders of our 7.75% senior secured notes have entered into an intercreditor agreement, pursuant to which the liens of the collateral agent on the Liggett and Maple assets will be subordinated to the liens of Wells Fargo on the Liggett and Maple assets.

As of December 31, 2012, a total of $33,609 was outstanding under the revolving and term loan portions of the credit facility. Availability as determined under the facility was approximately $16,391 based on eligible collateral at December 31, 2012.

Equipment Loans — Liggett:

In 2010, Liggett entered into nine financing agreements for a total of $16,634 related to the purchase of equipment. The weighted average interest rate of the outstanding debt is 5.65% per annum and the interest rate on the notes ranges between 5.47% and 6.13%. The debt is payable over 30 to 60 months with an average term of 36 months. Total monthly installments are $155. In 2010, Liggett also refinanced $3,575 of debt related to previous equipment purchases. The new debt carries an interest rate of 5.95% and is payable in 36 installments of $109.

In 2011, Liggett purchased equipment for $6,342 and entered into three financing agreements for a total of $6,342 related to the equipment purchase. The weighted average interest rate of the outstanding debt is 5.66% per annum and the interest rate on the various notes ranges between 5.33% and 5.82%. Total monthly installments are $145.

In 2012, Liggett refinanced $4,452 of debt related to equipment purchased in 2010. The refinanced debt had a weighted average interest rate of 5.89% and an average remaining term of 43 months. The new debt carries an interest rate of 5.96% and a term of 36 months. Total monthly installments are $135. Liggett purchased equipment for $5,040 and entered into four financing agreements for a total of $5,040 related to the equipment purchase. The weighted average interest rate of the outstanding debt is 5.2% per annum and the interest rate on the various notes ranges between 4.72% and 5.56% and is payable in installments of 36 to 48 months.

Each of these equipment loans is collateralized by the purchased equipment.

(Dollars in Thousands, Except Per Share Amounts)

Fair Value of Notes Payable and Long-term Debt:

The estimated fair value of the Company's notes payable and long-term debt has been determined by the Company using available market information and appropriate valuation methodologies including the evaluation of the Company's credit risk as described in Note 1. However, considerable judgment is required to develop the estimates of fair value and, accordingly, the estimate presented herein are not necessarily indicative of the amount that could be realized in a current market exchange.

	December 31, 2012		December 31, 2011	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Notes payable and long-term debt	$623,724	$963,672	$544,200	$801,353

Scheduled Maturities:

Scheduled maturities of long-term debt are as follows:

	Principal	Unamortized Discount	Net
Year Ending December 31:			
2013	$ 36,778	$ —	$ 36,778
2014	164,262	75,421	88,841
2015	422,240	408	421,832
2016	44,175	36,107	8,068
2017	—	—	—
Thereafter	230,000	161,795	68,205
Total	$897,455	$273,731	$623,724

The scheduled maturities in 2016 reflect $43,222 (principal amount) which the Company may be required to repurchase in 2016 in accordance with the terms of the Company's 3.875% Variable Interest Senior Convertible Debentures due 2026. The scheduled maturities do not give effect to the tender offer for the 11% Senior Secured Notes due 2015 nor the issuance of the 7.75% Senior Secured Notes due 2021 in February 2013.

Weighted-Average Interest Rate on Current Maturities of Long-Term Debt:

The weighted-average interest rate on the Company's total indebtedness at December 31, 2012 was approximately 11.18%.

8. COMMITMENTS

Certain of the Company's subsidiaries lease facilities and equipment used in operations under both month-to-month and fixed-term agreements. The aggregate minimum rentals under operating leases with non-cancelable terms of one year or more as of December 31, 2012 are as follows:

	Lease Commitments	Sublease Rentals	Net
Year Ending December 31:			
2013	$ 3,976	$402	$ 3,574
2014	3,430	—	3,430
2015	2,887	—	2,887
2016	2,264	—	2,264
2017	2,226	—	2,226
Thereafter	3,958	—	3,958
Total	$18,741	$402	$18,339

The Company's rental expense for the years ended December 31, 2012, 2011 and 2010 was $4,100, $4,313 and $3,670, respectively.

(Dollars in Thousands, Except Per Share Amounts)

9. EMPLOYEE BENEFIT PLANS

Defined Benefit Plans and Postretirement Plans:

Defined Benefit Plans. The Company sponsors three defined benefit pension plans (two qualified and one non-qualified) covering virtually all individuals who were employed by Liggett on a full-time basis prior to 1994. Future accruals of benefits under these three defined benefit plans were frozen between 1993 and 1995. These benefit plans provide pension benefits for eligible employees based primarily on their compensation and length of service. Contributions are made to the two qualified pension plans in amounts necessary to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974. The plans' assets and benefit obligations were measured at December 31, 2012 and 2011, respectively.

The Company also sponsors a Supplemental Retirement Plan ("SERP") where the Company will pay supplemental retirement benefits to certain key employees, including certain executive officers of the Company. In January 2006, the Company amended and restated its SERP (the "Amended SERP"), effective January 1, 2005. The amendments to the plan were intended, among other things, to cause the plan to meet the applicable requirements of Section 409A of the Internal Revenue Code. The Amended SERP is intended to be unfunded for tax purposes, and payments under the Amended SERP will be made out of the general assets of the Company. Under the Amended SERP, the benefit payable to a participant at his normal retirement date is a lump sum amount which is the actuarial equivalent of a predetermined annual retirement benefit set by the Company's board of directors. Normal retirement date is defined as the January 1 following the attainment by the participant of the latter of age 60 or the completion of eight years of employment following January 1, 2002 with the Company or a subsidiary.

In April 2008, the SERP was amended to provide the Company's President and Chief Executive Officer with an additional benefit under the SERP equal to a $736 lifetime annuity beginning January 1, 2013. This additional benefit vests in full on January 1, 2013, subject to his remaining continuously employed by the Company through that date, subject to partial vesting for termination of employment under certain circumstances. In addition, in the event of a termination of his employment under the circumstances where he is entitled to severance payments under his employment agreement, he will be credited with an additional 36 months of service towards vesting under the SERP. As a result of the additional benefit granted to him, the President and Chief Executive Officer will be eligible to receive a total lump sum retirement benefit of $20,546 in 2013, an increase of $7,122 over the benefit he would have been entitled to receive under the SERP prior to the amendment, assuming a January 1, 2013 retirement date. The $7,122 increase was recognized as an expense in each of the years ended December 31, 2012, 2011 and 2010.

At December 31, 2012, the aggregate lump sum equivalents of the annual retirement benefits payable under the Amended SERP at normal retirement dates occurring during the following years is as follows: 2013 — $1,819; 2014 — $29,428; 2015 — $0; 2016 — $0; 2017 — $0 and 2018 to 2022 — $2,100. In the case of a participant who becomes disabled prior to his normal retirement date or whose service is terminated without cause, the participant's benefit consists of a pro-rata portion of the full projected retirement benefit to which he would have been entitled had he remained employed through his normal retirement date, as actuarially discounted back to the date of payment. A participant who dies while working for the Company or a subsidiary (and before becoming disabled or attaining his normal retirement date) will be paid an actuarially discounted equivalent of his projected retirement benefit; conversely, a participant who retires beyond his normal retirement date will receive an actuarially increased equivalent of his projected retirement benefit.

Postretirement Medical and Life Plans. The Company provides certain postretirement medical and life insurance benefits to certain employees. Substantially all of the Company's manufacturing employees as of December 31, 2012 are eligible for postretirement medical benefits if they reach retirement age while working for Liggett or certain affiliates. Retirees are required to fund 100% of participant medical premiums and, pursuant to union contracts, Liggett reimburses approximately 306 hourly retirees, who retired prior to 1991, for Medicare Part B premiums. In addition, the Company provides life insurance benefits to approximately

(Dollars in Thousands, Except Per Share Amounts)

194 active employees and 446 retirees who reach retirement age and are eligible to receive benefits under one of the Company's defined benefit pension plans. The Company's postretirement liabilities are comprised of Medicare Part B and life insurance premiums.

The following table provides a reconciliation of benefit obligations, plan assets and the funded status of the pension plans and other postretirement benefits:

	Pension Benefits		Other Postretirement Benefits	
	2012	2011	2012	2011
Change in benefit obligation:				
Benefit obligation at January 1	$(151,008)	$(148,968)	$ (9,635)	$(9,850)
Service cost	(1,275)	(1,422)	(14)	(13)
Interest cost	(6,513)	(7,481)	(465)	(500)
Benefits paid	12,813	11,448	512	534
Expenses paid	308	430	—	—
Actuarial (gain) loss	(8,041)	(5,015)	(556)	194
Benefit obligation at December 31	$(153,716)	$(151,008)	$(10,158)	$(9,635)
Change in plan assets:				
Fair value of plan assets at January 1	$ 122,012	$ 132,993	$ —	$ —
Actual return on plan assets	15,656	537	—	—
Expenses paid	(308)	(430)	—	—
Contributions	3,513	360	512	534
Benefits paid	(12,813)	(11,448)	(512)	(534)
Fair value of plan assets at December 31	$ 128,060	$ 122,012	$ —	$ —
Funded status at December 31	$ (25,656)	$ (28,996)	$(10,158)	$(9,635)
Amounts recognized in the consolidated balance sheets:				
Prepaid pension costs	$ 12,870	$ 10,046	$ —	$ —
Other accrued liabilities	(2,161)	(2,057)	(663)	(656)
Non-current employee benefit liabilities	(36,365)	(36,985)	(9,495)	(8,979)
Net amounts recognized	$ (25,656)	$ (28,996)	$(10,158)	$(9,635)

	Pension Benefits			Other Postretirement Benefits		
	2012	2011	2010	2012	2011	2010
Service cost – benefits earned during the period	$ 1,275	$ 1,422	$ 1,360	$ 14	$ 13	$ 13
Interest cost on projected benefit obligation	6,513	7,481	8,131	465	500	521
Expected return on assets	(8,145)	(8,834)	(8,271)	—	—	—
Amortization of net loss (gain)	3,602	2,807	3,376	(121)	(88)	(129)
Net expense	$ 3,245	$ 2,876	$ 4,596	$ 358	$425	$ 405

(Dollars in Thousands, Except Per Share Amounts)

The following table summarizes amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic benefit cost for the year ending 2013.

	Defined Benefit Pension Plans	Post-Retirement Plans	Total
Actuarial loss (gain)	$1,466	$(64)	$1,402

As of December 31, 2012, current year accumulated other comprehensive income, before income taxes, consists of the following:

	Defined Benefit Pension Plans	Post-Retirement Plans	Total
Prior year accumulated other comprehensive income	$(40,717)	$ 495	$(40,222)
Amortization of prior service costs	2,018	—	2,018
Amortization of gain (loss)	1,584	(121)	1,463
Net loss arising during the year	(531)	(556)	(1,087)
Current year accumulated other comprehensive loss	$(37,646)	$(182)	$(37,828)

As of December 31, 2011, current year accumulated other comprehensive income, before income taxes, consisted of the following:

	Defined Benefit Pension Plans	Post-Retirement Plans	Total
Prior year accumulated other comprehensive income	$(30,210)	$388	$(29,822)
Amortization of prior service costs	2,018	—	2,018
Amortization of gain (loss)	789	(88)	701
Net (loss) gain arising during the year	(13,314)	195	(13,119)
Current year accumulated other comprehensive (loss) income	$(40,717)	$495	$(40,222)

As of December 31, 2012, three of the Company's four defined benefit plans experienced accumulated benefit obligations in excess of plan assets, for which in the aggregate the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $103,663, $103,663 and $65,137, respectively. As of December 31, 2011, three of the Company's four defined benefit plans experienced accumulated benefit obligations in excess of plan assets, for which in the aggregate the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $100,970, $100,970 and $61,928, respectively.

	Pension Benefits			Other Postretirement Benefits		
	2012	2011	2010	2012	2011	2010
Weighted average assumptions:						
Discount rates – benefit obligation	2.25% – 4.00%	3.75% – 4.75%	5.25%	4.25%	5.00%	5.25%
Discount rates – service cost	3.75% – 4.75%	5.25%	5.75%	5.00%	5.25%	5.75%
Assumed rates of return on invested assets	7.00%	7.00%	7.00%	—	—	—
Salary increase assumptions	N/A	N/A	N/A	3.00%	3.00%	3.00%

Discount rates were determined by a quantitative analysis examining the prevailing prices of high quality bonds to determine an appropriate discount rate for measuring obligations. The aforementioned analysis analyzes the cash flow from each of the Company's four benefit plans as well as a separate analysis of the cash flows from the postretirement medical and life insurance plans sponsored by Liggett. The aforementioned analyses then construct a hypothetical bond portfolio whose cash flow from coupons and maturities match the year-by-year, projected benefit cash flow from the respective pension or retiree health plans. The Company uses the lower discount rate derived from the two independent analyses in the computation of the benefit

(Dollars in Thousands, Except Per Share Amounts)

obligation and service cost for each respective retirement liability. The Company uses the discount rate derived from the analysis in the computation of the benefit obligation and service cost for all the plans respective retirement liability.

The Company considers input from its external advisors and historical returns in developing its expected rate of return on plan assets. The expected long-term rate of return is the weighted average of the target asset allocation of each individual asset class. The Company's actual 10-year annual rate of return on its pension plan assets was 7.5%, 5.2% and 4.8% for the years ended December 31, 2012, 2011 and 2010, respectively, and the Company's actual five-year annual rate of return on its pension plan assets was 2.9%, 2.9% and 5.7% for the years ended December 31, 2012, 2011 and 2010, respectively.

Gains and losses resulting from changes in actuarial assumptions and from differences between assumed and actual experience, including, among other items, changes in discount rates and changes in actual returns on plan assets as compared to assumed returns. These gains and losses are only amortized to the extent that they exceed 10% of the greater of Projected Benefit Obligation and the fair value of assets. For the year ended December 31, 2012, Liggett used a 15.63-year period for its Hourly Plan and a 16.75-year period for its Salaried Plan to amortize pension fund gains and losses on a straight line basis. Such amounts are reflected in the pension expense calculation beginning the year after the gains or losses occur. The amortization of deferred losses negatively impacts pension expense in the future.

Plan assets are invested employing multiple investment management firms. Managers within each asset class cover a range of investment styles and focus primarily on issue selection as a means to add value. Risk is controlled through a diversification among asset classes, managers, styles and securities. Risk is further controlled both at the manager and asset class level by assigning excess return and tracking error targets. Investment managers are monitored to evaluate performance against these benchmark indices and targets.

Allowable investment types include equity, investment grade fixed income, high yield fixed income, hedge funds and short term investments. The equity fund is comprised of common stocks and mutual funds of large, medium and small companies, which are predominantly U.S. based. The investment grade fixed income fund includes managed funds investing in fixed income securities issued or guaranteed by the U.S. government, or by its respective agencies, mortgage backed securities, including collateralized mortgage obligations, and corporate debt obligations. The high yield fixed income fund includes a fund which invests in non-investment grade corporate debt securities. The hedge funds invest in both equity, including common and preferred stock, and debt obligations, including convertible debentures, of private and public companies. The Company generally utilizes its short term investments, including interest-bearing cash, to pay benefits and to deploy in special situations.

In 2008, the Liggett Employee Benefits Committee temporarily suspended its target asset allocation percentages due to the volatility in the financial markets. Even though such allocation percentages were suspended, investment manager performance versus their respective benchmarks was still monitored on a regular basis. Effective January 1, 2011, the Liggett Employee Benefits Committee reinstated its target assets allocation to equal 50.0% equity investments, 27.5% investment grade fixed income, 7.5% high yield fixed income, 10.0% alternative investments (including hedge funds and private equity funds) and 5.0% short-term investments, with a rebalancing range of approximately plus or minus 5% around the target asset allocations. Effective November 29, 2012, the Liggett Employee Benefits Committee revised its target assets allocation to equal 50.0% equity investments, 30.0% investment grade fixed income, 10.0% high yield fixed income, 5.0% alternative investments (including hedge funds and private equity funds) and 5.0% short-term investments, with a rebalancing range of approximately plus or minus 5% around the target asset allocations.

(Dollars in Thousands, Except Per Share Amounts)

Vector's defined benefit retirement plan allocations at December 31, 2012 and 2011, by asset category, were as follows:

	Plan Assets at December 31,	
	2012	2011
Asset category:		
Equity securities	47%	50%
Investment grade fixed income securities	30%	30%
High yield fixed income securities	10%	9%
Alternative investments	8%	9%
Short-term investments	5%	2%
Total	100%	100%

The defined benefit plans' recurring financial assets and liabilities subject to fair value measurements and the necessary disclosures are as follows:

	Fair Value Measurements as of December 31, 2012			
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Insurance contracts	$ 2,079	$ —	$ 2,079	$ —
Amounts in individually managed investment accounts:				
Cash	6,309	6,309	—	—
U.S. equity securities	43,246	43,246	—	—
Common collective trusts	65,867	—	52,714	13,153
Investment partnership	10,559	—	—	10,559
Total	$128,060	$49,555	$54,793	$23,712

	Fair Value Measurements as of December 31, 2011			
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Insurance contracts	$ 2,047	$ —	$ 2,047	$ —
Amounts in individually managed investment accounts:				
Cash, mutual funds and common stock	2,401	2,401	—	—
U.S. equity securities	46,630	46,630	—	—
Common collective trusts	59,954	—	48,350	11,604
Investment partnership	10,978	—	—	10,978
Total	$122,010	$49,031	$50,397	$22,582

VECTOR GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in Thousands, Except Per Share Amounts)

The deferred tax expense in 2011 results from temporary differences related primarily to bonus depreciation for federal tax purposes at the Liggett segment. The deferred tax benefit in 2010 results from the recognition of various temporary differences at the Liggett segment.

The valuation allowance was reduced in 2012 and 2011, respectively, as a result of changes in estimates in Vector Tobacco's ability to utilize state tax net operating losses in future years because of changes in state tax apportionment and projected taxable income.

Differences between the amounts provided for income taxes and amounts computed at the federal statutory tax rate are summarized as follows:

	Year Ended December 31,		
	2012	2011	2010
Income before income taxes	$53,717	$123,157	$85,570
Federal income tax expense at statutory rate	18,801	43,105	29,950
Increases (decreases) resulting from:			
State income taxes, net of federal income tax benefits	3,009	6,444	1,121
Non-deductible expenses	3,311	1,974	1,491
Impact of domestic production deduction	(2,026)	(4,256)	(654)
Tax credits	—	—	(25)
Changes in valuation allowance, net of equity and tax audit adjustments	—	870	(397)
Income tax expense	$23,095	$ 48,137	$31,486

The following table summarizes the activity related to the unrecognized tax benefits:

Balance at January 1, 2010	$10,216
Additions based on tax positions related to current year	847
Additions based on tax positions related to prior years	1,178
Reductions based on tax positions related to prior years	(2,303)
Settlements	(1,076)
Expirations of the statute of limitations	(2,094)
Balance at December 31, 2010	6,768
Additions based on tax positions related to prior years	250
Expirations of the statute of limitations	(421)
Balance at December 31, 2011	6,597
Additions based on tax positions related to prior years	588
Expirations of the statute of limitations	(916)
Balance at December 31, 2012	$ 6,269

In the event the unrecognized tax benefits of $6,269 and $6,597 at December 31, 2012 and 2011, respectively, were recognized, such recognition would impact the annual effective tax rates. During 2012, the accrual for potential penalties and interest related to these unrecognized tax benefits was increased by $149, and in total, as of December 31, 2012, a liability for potential penalties and interest of $1,653 has been recorded. During 2011, the accrual for potential penalties and interest related to these unrecognized tax benefits was increased by $413, and in total, as of December 31, 2011, a liability for potential penalties and interest of $1,504 has been recorded.

(Dollars in Thousands, Except Per Share Amounts)

It is reasonably possible the Company may recognize up to approximately $3,562 of currently unrecognized tax benefits over the next 12 months, pertaining primarily to expiration of statutes of limitations of positions reported on state and local income tax returns. The Company files U.S. and state and local income tax returns in jurisdictions with varying statutes of limitations.

In 2012, the Internal Revenue Service concluded an audit of the Company's income tax return for the year ended December 31, 2008. There was no material impact on the Company's consolidated financial statements as a result of the audit. The Internal Revenue Service is auditing the Company's 2009 tax year. The Company believes it has adequately reserved for any potential adjustments that may arise as a result of the audit.

11. STOCK COMPENSATION

The Company grants equity compensation under its Amended and Restated 1999 Long-Term Incentive Plan (the "1999 Plan"). As of December 31, 2012, there were approximately 3,703,283 shares available for issuance under the 1999 Plan.

Stock Options. The Company accounts for stock compensation by valuing unvested stock options granted prior to January 1, 2006 under the fair value method of accounting and expensing this amount in the statement of operations over the stock options' remaining vesting period.

The Company recognized compensation expense of $1,755, $1,715 and $1,218 related to stock options in the years ended December 31, 2012, 2011 and 2010, respectively.

The terms of certain stock options awarded under the 1999 Plan in December 2009 and January 2001 provide for common stock dividend equivalents (at the same rate as paid on the common stock) with respect to the shares underlying the unexercised portion of the options. The Company recognizes payments of the dividend equivalent rights on these options as reductions in additional paid-in capital on the Company's consolidated balance sheet ($2,709, $2,580 and $2,480 net of income taxes, for the years ended December 31, 2012, 2011 and 2010, respectively), which is included as "Distributions on common stock" in the Company's consolidated statement of changes in stockholders' equity.

The fair value of option grants is estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including expected stock price characteristics which are significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of stock-based compensation awards.

The assumptions used under the Black-Scholes option pricing model in computing fair value of options are based on the expected option life considering both the contractual term of the option and expected employee exercise behavior, the interest rate associated with U.S. Treasury issues with a remaining term equal to the expected option life and the expected volatility of the Company's common stock over the expected term of the option. There were no new grants in the year ended December 31, 2012. The assumptions used for grants in the years ended December 31, 2011 and 2010 were as follows:

	2011	2010
Risk-free interest rate	1.4% – 1.9%	2.59%
Expected volatility	24.78% – 25.02%	24.43%
Dividend yield	0.0% – 10.08%	9.8%
Expected holding period	4.00 – 4.75 years	4.74 years
Weighted-average grant date fair value	$0.90 – $3.81	$1.03

(Dollars in Thousands, Except Per Share Amounts)

A summary of employee stock option transactions follows:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value[(1)]
Outstanding on January 1, 2010	2,550,048	$12.53	6.6	$ 1,947
Granted	115,763	$14.18		
Exercised	(128,189)	$ 9.87		
Cancelled	(21)	$ —		
Outstanding on December 31, 2010	2,537,601	$12.74	6.0	$11,208
Granted	503,843	$15.58		
Exercised	(531,321)	$10.85		
Cancelled	(202,119)	$ —		
Outstanding on December 31, 2011	2,308,004	$13.10	7.6	$11,187
Granted	—	$ —		
Exercised	(16,079)	$ 8.66		
Cancelled	(6,285)	$15.07		
Outstanding on December 31, 2012	2,285,640	$13.12	6.6	$ 4,371
Options exercisable at:				
December 31, 2010	1,118,264			
December 31, 2011	391,859			
December 31, 2012	398,437			

(1) The aggregate intrinsic value represents the amount by which the fair value of the underlying common stock ($14.87, $16.91 and $15.71 at December 31, 2012, 2011 and 2010, respectively) exceeds the option exercise price.

Additional information relating to options outstanding at December 31, 2012 follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Outstanding as of 12/31/2012	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Exercisable as of 12/31/2012	Weighted-Average Exercise Price
$0.00 – $12.73	1,602,731	6.3	$12.22	306,191	$12.41
$12.73 – $15.28	206,629	6.0	$14.33	92,246	$14.44
$15.28 – $17.82	476,280	8.0	$15.65	—	$ —
	2,285,640	6.6	$13.12	398,437	$12.88

As of December 31, 2012, there was $2,103 of total unrecognized compensation cost related to unvested stock options. The cost is expected to be recognized over a weighted-average period of approximately 1.42 years at December 31, 2012.

The Company reflects the tax savings resulting from tax deductions in excess of expense reflected in its financial statements as a component of "Cash Flows from Financing Activities."

No non-qualified options for shares of common stock were issued during 2012.

Non-qualified options for 503,843 shares of common stock were issued during 2011. The exercise price of the options granted ranged between $14.41 and $15.65 in 2011. The exercise prices of the options granted in 2011 were at the fair value on the dates of the grants.

(Dollars in Thousands, Except Per Share Amounts)

Non-qualified options for 115,763 shares of common stock were issued during 2010. The exercise price of the options granted was $14.18 in 2010. The exercise prices of the options granted in 2010 were at the fair value on the dates of the grants.

The Company has elected to use the long-form method under which each award grant is tracked on an employee-by-employee basis and grant-by-grant basis to determine if there is a tax benefit or tax deficiency for such award. The Company then compares the fair value expense to the tax deduction received for each grant and aggregates the benefits and deficiencies to establish its hypothetical APIC Pool.

The Company recognizes windfall tax benefits associated with the exercise of stock options directly to stockholders' equity only when realized. A windfall tax benefit occurs when the actual tax benefit realized by the Company upon an employee's disposition of a share-based award exceeds the deferred tax asset, if any, associated with the award that the Company had recorded.

The total intrinsic value of options exercised during the years ended December 31, 2012, 2011 and 2010 was $129, $2,051 and $673, respectively. Tax benefits related to option exercises of $52, $821 and $269 were recorded as increases to stockholders' deficiency for the years ended December 31, 2012, 2011 and 2010, respectively.

Restricted Stock Awards. In June 2007, the Company granted 13,401 restricted shares of the Company's common stock pursuant to the 1999 Plan to each of its four outside directors. The shares vested over three years. The Company recognized $792 of expense over the vesting period. The Company recognized expense of $264 for the year ended December 31, 2010, in connection with this restricted stock award.

In June 2010, the Company granted 11,576 restricted shares of the Company's common stock (the "June 2010 Grant") pursuant to the 1999 Plan to each of its five outside directors. In November 2011, one of the outside directors resigned from the board and 7,718 of the restricted shares granted in June 2010 were forfeited and canceled. The remaining shares vest over three years and the Company will recognize $749 of expense over the vesting period of the June 2010 Grant. In November 2011, the Company also granted 7,000 restricted shares of the Company's stock (the "November 2011 grant") pursuant to the 1999 Plan to the replacement director. The shares granted to the replacement director vest over approximately 19 months. The Company will recognize $120 of expense over the vesting period for the November 2011 Grant. The Company recognized expense of $300 and $280 of expense for the years ended December 31, 2012 and 2011, respectively.

In April 2009, the President of the Company was awarded a restricted stock grant ("Award Agreement") of 607,754 shares of Vector's common stock pursuant to the 1999 Plan ("Award Shares"). Under the terms of the Award Agreement, one-fifth of the shares vest on September 15, 2010, with an additional one-fifth vesting on each of the four succeeding one-year anniversaries of the first vesting date through September 15, 2014. In the event that his employment with the Company is terminated for any reason other than his death, his disability or a change of control (as defined in this Restricted Share Agreement) of the Company, any remaining balance of the shares not previously vested will be forfeited by him. The fair market value of the restricted shares on the date of grant was $6,467 and was being amortized over the vesting period as a charge to compensation expense.

On December 11, 2012, the Compensation Committee of the Board of Directors of the Company approved an acceleration of the vesting to December 11, 2012 of an aggregate 243,101 shares of restricted stock that were previously scheduled to vest in equal parts on September 15, 2013 and September 15, 2014.

In connection with, and as a condition to, the acceleration of the vesting schedule, the President of the Company entered into an Amendment to the Award Agreement and an Agreement (the "Agreement") with the Company, effective as of December 11, 2012. Pursuant to the Agreement, he agreed, in the event his employment with the Company terminates prior to September 15, 2014, to repay to the Company, in either shares of the Company's common stock or cash, the fair market value on the termination date of that portion

(Dollars in Thousands, Except Per Share Amounts)

of the Award Shares that he would have otherwise had to forfeit under the Award Agreement had the vesting of the Award Shares not been accelerated, plus cash in the amount of any Accrued Dividends and any additional dividends declared on such shares.

The Company recognized expense of $2,381 for the year ended December 31, 2012 that included additional compensation expense of $288 related to the modified requisite service period of the accelerated vesting and the recognition of the unamortized compensation costs related to the accelerated vesting of $2,093. The Company recorded an expense of $1,188 and $872 for the years ended December 31, 2011 and 2010, respectively.

As of December 31, 2012, there was $134 of total unrecognized compensation costs related to unvested restricted stock awards. The cost is expected to be recognized over a weighted-average period of approximately 0.44 years at December 31, 2012.

As of December 31, 2011, there was $3,653 of total unrecognized compensation costs related to unvested restricted stock awards. The cost is expected to be recognized over a weighted-average period of approximately 2.59 years at December 31, 2011.

The Company's accounting policy is to treat dividends paid on unvested restricted stock as a reduction to additional paid-in capital on the Company's consolidated balance sheet.

12. CONTINGENCIES

Tobacco-Related Litigation:

Overview

Since 1954, Liggett and other United States cigarette manufacturers have been named as defendants in numerous direct, third-party and purported class actions predicated on the theory that cigarette manufacturers should be liable for damages alleged to have been caused by cigarette smoking or by exposure to secondary smoke from cigarettes. New cases continue to be commenced against Liggett and other cigarette manufacturers. The cases have generally fallen into the following categories: (i) smoking and health cases alleging personal injury brought on behalf of individual plaintiffs ("Individual Actions"); (ii) lawsuits by individuals requesting the benefit of the *Engle* ruling ("*Engle* progeny cases"); (iii) smoking and health cases primarily alleging personal injury or seeking court-supervised programs for ongoing medical monitoring, as well as cases alleging the use of the terms "lights" and/or "ultra lights" constitutes a deceptive and unfair trade practice, common law fraud or violation of federal law, purporting to be brought on behalf of a class of individual plaintiffs ("Class Actions"); and (iv) health care cost recovery actions brought by various foreign and domestic governmental plaintiffs and non-governmental plaintiffs seeking reimbursement for health care expenditures allegedly caused by cigarette smoking and/or disgorgement of profits ("Health Care Cost Recovery Actions"). As new cases are commenced, the costs associated with defending these cases and the risks relating to the inherent unpredictability of litigation continue to increase. The future financial impact of the risks and expenses of litigation are not quantifiable at this time. For the years ended December 31, 2012, 2011 and 2010, Liggett incurred legal expenses and other litigation costs totaling approximately $9,666 (which includes $1,424 for the *Clay* judgment described below), $7,795 and $23,389 (which includes $16,161 for the *Lukacs* and *Ferlanti* judgments described below), respectively.

Litigation is subject to uncertainty and it is possible that there could be adverse developments in pending or future cases. Management reviews on a quarterly basis with counsel all pending litigation and evaluates whether an estimate can be made of the possible loss or range of loss that could result from an unfavorable outcome. An unfavorable outcome or settlement of pending tobacco-related or other litigation could encourage the commencement of additional litigation. Damages awarded in some tobacco-related litigation can be significant.

(Dollars in Thousands, Except Per Share Amounts)

Bonds. Although Liggett has been able to obtain required bonds or relief from bonding requirements in order to prevent plaintiffs from seeking to collect judgments while adverse verdicts are on appeal, there remains a risk that such relief may not be obtainable in all cases. This risk has been reduced given that a majority of states now limit the dollar amount of bonds or require no bond at all. To obtain stays on judgments pending current appeals, Liggett has secured approximately $6,306 in bonds as of December 31, 2012.

In June 2009, Florida amended its existing bond cap statute by adding a $200,000 bond cap that applies to all *Engle* progeny cases (defined below) in the aggregate and establishes individual bond caps for individual *Engle* progeny cases in amounts that vary depending on the number of judgments in effect at a given time. Plaintiffs, in several cases, have challenged the constitutionality of the bond cap statute, but to date, the courts that have addressed the issue have upheld the constitutionality of the statute. The plaintiffs have appealed some of these rulings and the Florida Supreme Court, after granting review of the *Hall* decision denying plaintiff's challenge to the bond cap statute, subsequently dismissed the matter prior to the scheduled argument as moot. No federal court has yet addressed the issue. Although the Company cannot predict the outcome of such challenges, it is possible that the Company's consolidated financial position, results of operations, and cash flows could be materially affected by an unfavorable outcome of such challenges.

Accounting Policy. The Company and its subsidiaries record provisions in their consolidated financial statements for pending litigation when they determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. At the present time, while it is reasonably possible that an unfavorable outcome in a case may occur, except as disclosed in this Note 12: (i) management has concluded that it is not probable that a loss has been incurred in any of the pending tobacco-related cases; or (ii) management is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome of any of the pending tobacco-related cases and, therefore, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any. Legal defense costs are expensed as incurred.

Cautionary Statement About Engle Progeny Cases. Judgments have been entered against Liggett and other industry defendants in *Engle* progeny cases. Several of the judgments have been affirmed on appeal. To date, the United States Supreme Court has declined to review these cases. At December 31, 2012, Liggett and the Company were defendants in 3,074 state court and 1,963 federal court *Engle* progeny cases. In January 2013, the federal court entered an order dismissing 521 federal cases. As of December 31, 2012, 11 *Engle* progeny cases involving Liggett resulted in verdicts, exclusive of the *Lukacs* case, discussed below. Eight verdicts were returned in favor of the plaintiffs and three in favor of Liggett. Other cases have either been voluntarily dismissed by plaintiffs, dismissed by the court on summary judgment or a mistrial was declared. Excluding the *Lukacs* case, the compensatory verdicts against Liggett have ranged from $1 to $3,008. In certain cases, the judgments entered have been joint and several with the other defendants. In two of these cases, punitive damages were also awarded for $1,000 and $7,600. Since February 2009, when *Engle* progeny trials commenced, 79 cases have been tried to a verdict. Based on the current rate of trials per year, it would require decades to resolve the remaining cases. Except as discussed in this Note 12 with respect to the six cases where an adverse verdict was entered against Liggett, and which are currently on appeal, management is unable to estimate the possible loss or range of loss from the remaining *Engle* progeny cases as there are currently multiple defendants in each case and, in most cases, discovery has not occurred or is limited. As a result, the Company lacks information about whether plaintiffs are in fact *Engle* class members (non-class members' claims are generally time-barred), the relevant smoking history, the nature of the alleged injury and the availability of various defenses, among other things. Further, plaintiffs typically do not specify their demand for damages. The Company believes that the process under which *Engle* progeny cases are tried is unconstitutional and continues to pursue its appellate rights.

Although Liggett has generally been successful in managing litigation, litigation is subject to uncertainty and significant challenges remain, particularly with respect to the *Engle* progeny cases. There can be no assurances that Liggett's past litigation experience will be representative of future results. Judgments have been entered against Liggett in the past, in Individual Actions and *Engle* progeny cases, and several of those

(Dollars in Thousands, Except Per Share Amounts)

judgments were affirmed on appeal. Litigation is subject to many uncertainties. It is possible that the consolidated financial position, results of operations and cash flows of the Company could be materially adversely affected by an unfavorable outcome or settlement of certain pending smoking-related litigation. Liggett believes, and has been so advised by counsel, that it has valid defenses to the litigation pending against it, as well as valid bases for appeal of adverse verdicts. All such cases are, and will continue to be, vigorously defended. Liggett may, however, enter into settlement discussions in particular cases if it believes it is in its best interest to do so. In connection with the *Engle* progeny cases, Liggett has been receptive to opportunities to settle these cases, individually or on some aggregated basis, on terms it believes are economically favorable to Liggett and will continue to explore such opportunities. As of December 31, 2012, Liggett (and in certain cases the Company), has settled 112 *Engle* progeny cases for approximately $1,075, in the aggregate. If Liggett were able to resolve the *Engle* progeny cases on an aggregated basis, Liggett believes the range of loss could be between $48,000 and $85,000, but there can be no assurances that the *Engle* progeny cases can be resolved on an aggregated basis, nor can there be any assurances that Liggett's settlement experience to date will be representative of future results or intentions.

Individual Actions

As of December 31, 2012, there were 69 Individual Actions pending against Liggett and, in certain cases, the Company, where one or more individual plaintiffs allege injury resulting from cigarette smoking, addiction to cigarette smoking or exposure to secondary smoke and seek compensatory and, in some cases, punitive damages. These cases do not include *Engle* progeny cases or the approximately 100 individual cases pending in West Virginia state court as part of a consolidated action. The following table lists the number of Individual Actions, by state, that are pending against Liggett or the Company as of December 31, 2012:

State	Number of Cases
Florida	47
New York	8
Maryland	7
Louisiana	3
West Virginia	2
Missouri	1
Ohio	1

The plaintiffs' allegations of liability in cases in which individuals seek recovery for injuries allegedly caused by cigarette smoking are based on various theories of recovery, including negligence, gross negligence, breach of special duty, strict liability, fraud, concealment, misrepresentation, design defect, failure to warn, breach of express and implied warranties, conspiracy, aiding and abetting, concert of action, unjust enrichment, common law public nuisance, property damage, invasion of privacy, mental anguish, emotional distress, disability, shock, indemnity and violations of deceptive trade practice laws, the federal Racketeer Influenced and Corrupt Organizations Act ("RICO"), state RICO statutes and antitrust statutes. In many of these cases, in addition to compensatory damages, plaintiffs also seek other forms of relief including treble/multiple damages, medical monitoring, disgorgement of profits and punitive damages. Although alleged damages often are not determinable from a complaint, and the law governing the pleading and calculation of damages varies from state to state and jurisdiction to jurisdiction, compensatory and punitive damages have been specifically pleaded in a number of cases, sometimes in amounts ranging into the hundreds of millions and even billions of dollars.

Defenses raised in Individual Actions include lack of proximate cause, assumption of the risk, comparative fault and/or contributory negligence, lack of design defect, statute of limitations, equitable defenses such as "unclean hands" and lack of benefit, failure to state a claim and federal preemption.

(Dollars in Thousands, Except Per Share Amounts)

Engle Progeny Cases

Engle Case. In May 1994, *Engle* was filed against Liggett and others in Miami-Dade County, Florida. The class consisted of all Florida residents who, by November 21, 1996, "have suffered, presently suffer or have died from diseases and medical conditions caused by their addiction to cigarette smoking." In July 1999, after the conclusion of Phase I of the trial, the jury returned a verdict against Liggett and other cigarette manufacturers on certain issues determined by the trial court to be "common" to the causes of action of the plaintiff class. The jury made several findings adverse to the defendants including that defendants' conduct "rose to a level that would permit a potential award or entitlement to punitive damages." Phase II of the trial was a causation and damages trial for three of the class plaintiffs and a punitive damages trial on a class-wide basis before the same jury that returned the verdict in Phase I. In April 2000, the jury awarded compensatory damages of $12,704 to the three class plaintiffs, to be reduced in proportion to the respective plaintiff's fault. In July 2000, the jury awarded approximately $145,000,000 in punitive damages, including $790,000 against Liggett.

In May 2003, Florida's Third District Court of Appeal reversed the trial court and remanded the case with instructions to decertify the class. The judgment in favor of one of the three class plaintiffs, in the amount of $5,831, was overturned as time barred and the court found that Liggett was not liable to the other two class plaintiffs.

In July 2006, the Florida Supreme Court affirmed the decision vacating the punitive damages award and held that the class should be decertified prospectively, but determined that the following Phase I findings are entitled to res judicata effect in *Engle* progeny cases: (i) that smoking causes lung cancer, among other diseases; (ii) that nicotine in cigarettes is addictive; (iii) that defendants placed cigarettes on the market that were defective and unreasonably dangerous; (iv) that defendants concealed material information knowing that the information was false or misleading or failed to disclose a material fact concerning the health effects or addictive nature of smoking; (v) that defendants agreed to conceal or omit information regarding the health effects of cigarettes or their addictive nature with the intention that smokers would rely on the information to their detriment; (vi) that defendants sold or supplied cigarettes that were defective; and (vii) that defendants were negligent. The Florida Supreme Court decision also allowed former class members to proceed to trial on individual liability issues (using the above findings) and compensatory and punitive damage issues, provided they filed their individual lawsuits by January 2008. In December 2006, the Florida Supreme Court added the finding that defendants sold or supplied cigarettes that, at the time of sale or supply, did not conform to the representations made by defendants. In October 2007, the United States Supreme Court denied defendants' petition for writ of certiorari.

Pursuant to the Florida Supreme Court's July 2006 ruling in *Engle*, which decertified the class on a prospective basis, and affirmed the appellate court's reversal of the punitive damages award, former class members had until January 2008 in which to file individual lawsuits. As of December 31, 2012, Liggett and the Company are named defendants in 5,037 *Engle* progeny cases in both federal (1,963 cases) and state (3,074 cases) courts in Florida. Other cigarette manufacturers are also named as defendants in these cases, although as a case proceeds, one or more defendants may ultimately be dismissed from the action. These cases include approximately 6,215 plaintiffs. The number of state court *Engle* progeny cases may increase as multi-plaintiff cases continue to be severed into individual cases. The total number of plaintiffs may also increase as a result of attempts by existing plaintiffs to add additional parties. Although the Company was not named as a defendant in the *Engle* case, it has been named as a defendant in most of the *Engle* progeny cases where Liggett is named as a defendant.

(Dollars in Thousands, Except Per Share Amounts)

As of December 31, 2012, the following *Engle* progeny cases have resulted in judgments against Liggett:

Date	Case Name	County	Net Compensatory Damages	Punitive Damages	Status
June 2002	*Lukacs v. R.J. Reynolds*	Miami-Dade	$12,418	None	Affirmed by the Third District Court of Appeal. Judgment has been satisfied and the case is concluded.
August 2009	*Campbell v. R.J. Reynolds*	Escambia	$156	None	Affirmed by the First District Court of Appeal. Defendants filed a motion with the District Court of Appeal for certification to the Florida Supreme Court, which was denied in May 2011. Defendants sought review by the US Supreme Court, which was denied in March 2012. In April 2012, the judgment was satisfied and, except for an appeal regarding calculation of interest, the case is concluded. Oral argument occurred on February 13, 2013 on the interest rate appeal. A decision is pending.
March 2010	*Douglas v. R.J. Reynolds*	Hillsborough	$1,350	None	Affirmed by the Second District Court of Appeal. The court certified the question of the constitutionality of the Engle findings as a question of great public importance. The Florida Supreme Court agreed to review the case. Oral argument occurred on September 6, 2012. A decision is pending.
April 2010	*Clay v. R.J. Reynolds*	Escambia	$349	$1,000	Affirmed by the First District Court of Appeal. Motion for rehearing was denied. The US Supreme Court declined to review the case. Liggett satisfied the judgment in December 2012 and the case is concluded, other than plaintiff's claim for post-trial attorneys' fees.
April 2010	*Putney v. R.J. Reynolds*	Broward	$3,008	None	On appeal to the Fourth District Court of Appeal. Oral argument occurred on September 27, 2012. A decision is pending.
April 2011	*Tullo v. R.J. Reynolds*	Palm Beach	$225	None	On appeal to the Fourth District Court of Appeal.
January 2012	*Ward v. R.J. Reynolds*	Escambia	$1	None	A joint and several judgment was entered for $487 against Liggett and RJR. On appeal to the First District Court of Appeal.
May 2012	*Calloway v. R.J. Reynolds*	Escambia	$1,947	$7,600	Post-trial motions were denied. A joint and several judgment was entered for $16,100 against all defendants. On appeal to the Fourth District Court of Appeal.
December 2012	*Buchanan v. R.J. Reynolds*	Leon	$2,035	None	Post-trial motions were heard on January 16, 2013.

The Company's potential range of loss in the *Douglas*, *Putney*, *Tullo*, *Ward*, *Calloway* and *Buchanan* cases is between $0 and $16,166 in the aggregate, plus accrued interest and legal fees. In determining the range of loss, the Company considers potential settlements as well as future appellate relief. Except as disclosed elsewhere in this Note 12, the Company is unable to determine a range of loss related to the remaining *Engle* progeny cases. No amounts have been expensed or accrued in the accompanying consolidated financial statements for these cases other than $1,424, plus $188 of accrued interest, for the *Clay* case, which was paid in December 2012. However, as cases proceed through the appellate process, the Company will consider accruals on a case-by-case basis if an unfavorable outcome becomes probable and the amount can be reasonably estimated.

(Dollars in Thousands, Except Per Share Amounts)

Lukacs Case. In June 2002, the jury in a Florida state court action entitled *Lukacs v. R.J. Reynolds Tobacco Co.,* awarded $37,500 in compensatory damages, jointly and severally, in a case involving Liggett and two other cigarette manufacturers, which amount was subsequently reduced by the court. The jury found Liggett 50% responsible for the damages incurred by the plaintiff. The *Lukacs* case was the first case to be tried as an individual *Engle* progeny case, but was tried almost five years prior to the Florida Supreme Court's final decision in *Engle.* In November 2008, the court entered final judgment in the amount of $24,835, plus interest from June 2002. In March 2010, the Third District Court of Appeal affirmed the decision, *per curiam.* Liggett satisfied its share of the judgment, including attorneys' fees and accrued interest, for $14,361.

Federal Engle Progeny Cases. Three federal judges (in the *Merlob, B. Brown* and *Burr* cases) ruled that the findings in Phase I of the *Engle* proceedings could not be used to satisfy elements of plaintiffs' claims, and two of those rulings (*B. Brown* and *Burr)* were certified by the trial court for interlocutory review. The certification was granted by the United States Court of Appeals for the Eleventh Circuit and the appeals were consolidated (in February 2009, the appeal in *Burr* was dismissed for lack of prosecution). In July 2010, the Eleventh Circuit ruled that plaintiffs do not have an unlimited right to use the findings from the original *Engle* trial to meet their burden of establishing the elements of their claims at trial. Rather, plaintiffs may only use the findings to establish specific facts that they demonstrate with a reasonable degree of certainty were actually decided by the original *Engle* jury. The Eleventh Circuit remanded the case to the district court to determine what specific factual findings the *Engle* jury actually made. All federal cases were stayed pending review by the Eleventh Circuit. The stays were subsequently lifted in 34 cases. At present, Liggett is a defendant in six of the cases.

Appeals of Engle Progeny Verdicts. In December 2010, in the *Martin* case, a state court case against R.J. Reynolds, the First District Court of Appeal issued the first ruling by a Florida intermediate appellate court to address the *B. Brown* decision discussed above. The panel held that the trial court correctly construed the Florida Supreme Court's 2006 decision in *Engle* in instructing the jury on the preclusive effect of the Phase I *Engle* proceedings, expressly disagreeing with certain aspects of the *B. Brown* decision. In July 2011, the Florida Supreme Court declined to review the First District Court of Appeal's decision. In March 2012, the United States Supreme Court declined to review the *Martin* case, along with the *Campbell* case and two other *Engle* progeny cases. This decision could lead to other adverse rulings by state appellate courts.

In the *Waggoner* case, the United States District Court for the Middle District of Florida directed the parties to brief the applicability of the *Engle* findings to all Middle District cases. Liggett and the Company are not defendants in *Waggoner,* but nonetheless, were directed to submit motions on the issues. In December 2011, the district court ruled that it was bound by *Martin* and *Jimmie Lee Brown* (discussed below) and that the application of the Phase I findings did not deprive defendants of any constitutional due process rights. The court ruled, however, that plaintiffs must establish legal causation to establish liability. With respect to punitive damages, the district court held that the plaintiffs could rely on the findings in support of their punitive damages claims but that, in addition, plaintiffs must demonstrate specific conduct by specific defendants, independent of the *Engle* findings, that satisfies the standards for awards of punitive damages. The *Waggoner* ruling will apply to all of the cases pending in the Middle District of Florida. The defendants are seeking review of the due process ruling by the United States Court of Appeals for the Eleventh Circuit. The *Waggoner* court declined to reach certain issues raised by Liggett and the Company and directed that their motion be re-filed in a case in which they are named as defendants. As a result, Liggett filed a motion in the *Young-McCray* case raising issues specific to Liggett. The court denied the motion and adopted the *Waggoner* ruling as to Liggett.

In *Jimmie Lee Brown,* a state court case against R.J. Reynolds, the trial court tried the case in two phases. In the first phase, the jury determined that the smoker was addicted to cigarettes that contained nicotine and that his addiction was a legal cause of his death, thereby establishing he was an *Engle* class member. In the second phase, the jury determined whether the plaintiff established legal cause and damages with regard to each of the underlying claims. The jury found in favor of plaintiff in both phases. In

(Dollars in Thousands, Except Per Share Amounts)

September 2011, the Fourth District Court of Appeal affirmed the judgment entered in plaintiff's favor and approved the trial court's procedure of bifurcating the trial. The Fourth District Court of Appeal agreed with *Martin* that individual post-*Engle* plaintiffs need not prove conduct elements as part of their burden of proof, but disagreed with *Martin* to the extent that the First District Court of Appeal only required a finding that the smoker was a class member to establish legal causation as to addiction and the underlying claims. The Fourth District Court of Appeal held that in addition to establishing class membership, *Engle* progeny plaintiffs must also establish legal causation and damages as to each claim asserted. In so finding, the Fourth District Court of Appeal's decision in *Jimmie Lee Brown* is in conflict with *Martin*. In *dicta*, the Fourth District Court of Appeal further voiced concern that the preclusive effect of the *Engle* findings violates the tobacco company defendants' due process rights and, in the special concurring opinion, the court emphasized that until the Florida Supreme Court gives trial courts guidance as to what it intended by its *Engle* decision, trial courts will continue to play "a form of legal poker." In September 2011, R.J. Reynolds filed a motion asking the Fourth District Court of Appeal to certify the case to the Florida Supreme Court for review. The motion was denied in October 2011.

In the *Rey* case, a state court *Engle* progeny case, the trial court entered final summary judgment on all claims in favor of the Company, Liggett and Lorillard based on what has been referred to in the *Engle* progeny litigation as the "Liggett Rule." The Liggett Rule stands for the proposition that a manufacturer cannot have liability to a smoker under any asserted claim if the smoker did not use a product manufactured by that particular defendant. The Liggett Rule is based on the entry of final judgment in favor of Liggett/ Brooke Group in *Engle* on all of the claims asserted against them by class representatives Mary Farnan and Angie Della Vecchia, even though the Florida Supreme Court upheld, as *res judicata*,the generic finding that Liggett/Brooke Group engaged in a conspiracy to commit fraud by concealment. In September 2011, the Third District Court of Appeal affirmed in part and reversed in part holding that the defendants were entitled to summary judgment on all claims asserted against them other than the claim for civil conspiracy. Defendants' motions for rehearing were denied with regard to the Liggett Rule issues. Defendants sought further review by the Florida Supreme Court and on August 20, 2012, the petition for review was denied. In March 2012, the Fifth District Court of Appeal, in other progeny cases, followed the Third District Court of Appeal and reversed summary judgment on the conspiracy claims. Defendants have sought review by the Florida Supreme Court of these decisions.

In March 2012, in *Douglas*, the Second District Court of Appeal issued a decision affirming the judgment of the trial court in favor of the plaintiff and upholding the use of the *Engle* jury findings but certified to the Florida Supreme Court the question of whether granting *res judicata* effect to the *Engle* jury findings violates defendants' federal due process rights. In April 2012, the defendants in *Douglas* filed a Notice to Invoke Discretionary Jurisdiction of the Florida Supreme Court, which was accepted. Oral argument occurred on September 6, 2012. A decision is pending.

Liggett Only Cases. There are currently eight cases pending where Liggett is the only remaining tobacco company defendant. These cases consist of four Individual Actions and four *Engle* progeny cases. Cases where Liggett is the only defendant could increase substantially as a result of the *Engle* progeny cases.

In February 2009, in *Ferlanti v. Liggett Group*, a Florida state court jury awarded compensatory damages to plaintiff and an $816 judgment was entered by the court. That judgment was affirmed on appeal and was satisfied by Liggett. In September 2010, the court awarded plaintiff legal fees of $996. Plaintiff appealed the amount of the attorneys' fee award and in December 2012, the award was affirmed. Liggett paid legal fees and accrued interest of $1,231 in January 2013. Liggett previously accrued $2,000 for the *Ferlanti* case. In *Dick v. R.J. Reynolds*, an *Engle* progeny case, trial is scheduled for May 5, 2013. There are currently three other *Engle* progeny cases where Liggett is the only defendant. These cases do not currently have trial dates. There has been no recent activity in *Hausrath v. Philip Morris*, an Individual Action pending in New York state court. The other three Individual Actions are pending in Florida and are inactive.

(Dollars in Thousands, Except Per Share Amounts)

Class Actions

As of December 31, 2012, there were four actions pending for which either a class had been certified or plaintiffs were seeking class certification, where Liggett is a named defendant, including one alleged price fixing case. Other cigarette manufacturers are also named in these actions.

Plaintiffs' allegations of liability in class action cases are based on various theories of recovery, including negligence, gross negligence, strict liability, fraud, misrepresentation, design defect, failure to warn, nuisance, breach of express and implied warranties, breach of special duty, conspiracy, concert of action, violation of deceptive trade practice laws and consumer protection statutes and claims under the federal and state anti-racketeering statutes. Plaintiffs in the class actions seek various forms of relief, including compensatory and punitive damages, treble/multiple damages and other statutory damages and penalties, creation of medical monitoring and smoking cessation funds, disgorgement of profits, and injunctive and equitable relief.

Defenses raised in these cases include, among others, lack of proximate cause, individual issues predominate, assumption of the risk, comparative fault and/or contributory negligence, statute of limitations and federal preemption.

In *Smith v. Philip Morris,* a Kansas state court case filed in February 2000, plaintiffs allege that cigarette manufacturers conspired to fix cigarette prices in violation of antitrust laws. Plaintiffs seek to recover an unspecified amount in actual and punitive damages. Class certification was granted in November 2001. In January 2012, the trial court heard oral argument on defendants' motions for summary judgment and in March 2012, the court granted the motions and dismissed plaintiffs' claims with prejudice. In July 2012, plaintiffs noticed an appeal. The appeal is pending.

In November 1997, in *Young v. American Tobacco Co.,* a purported personal injury class action was commenced on behalf of plaintiff and all similarly situated residents in Louisiana who, though not themselves cigarette smokers, are alleged to have been exposed to secondhand smoke from cigarettes which were manufactured by the defendants, and who suffered injury as a result of that exposure. The plaintiffs seek to recover an unspecified amount of compensatory and punitive damages. In October 2004, the trial court stayed this case pending the outcome of an appeal in another matter, which has been concluded. There has been no further activity in this case.

In February 1998, in *Parsons v. AC & S Inc.*, a case pending in West Virginia, a class was commenced on behalf of all West Virginia residents who allegedly have personal injury claims arising from exposure to cigarette smoke and asbestos fibers. The complaint seeks to recover $1,000 in compensatory and punitive damages individually and unspecified compensatory and punitive damages for the class. The case is stayed as a result of the December 2000 bankruptcy of three of the defendants.

Although not technically a class action, in *In Re: Tobacco Litigation (Personal Injury Cases),* a West Virginia state court consolidated approximately 750 individual smoker actions that were pending prior to 2001 for trial of certain common issues. In January 2002, the court severed Liggett from the trial of the consolidated action, which commenced in June 2010 and ended in a mistrial. The rescheduled trial commenced in October 2011 and it, too, ended in a mistrial. A new trial is scheduled for April 15, 2013. If the case were to proceed against Liggett, it is estimated that Liggett could be a defendant in approximately 100 of the individual cases.

Class action suits have been filed in a number of states against cigarette manufacturers, alleging, among other things, that use of the terms "lights" and "ultra lights" constitutes unfair and deceptive trade practices. In December 2008, the United States Supreme Court, in *Altria Group v. Good,* ruled that the Federal Cigarette Labeling and Advertising Act did not preempt the state law claims asserted by the plaintiffs and that they could proceed with their claims under the Maine Unfair Trade Practices Act. The *Good* decision has resulted in the filing of additional "lights" class action cases in other states against other cigarette manufacturers. Although Liggett was not a defendant in the *Good* case, and is not currently a defendant in any other "lights" class actions, an adverse ruling or commencement of additional "lights" related class actions could have a material adverse effect on the Company.

In addition to the cases described above, numerous class actions remain certified against other cigarette manufacturers. Adverse decisions in these cases could have a material adverse affect on Liggett's sales volume, operating income and cash flows.

Health Care Cost Recovery Actions

As of December 31, 2012, there was one Health Care Cost Recovery Action pending against Liggett, Crow Creek Sioux Tribe v. American Tobacco Company, a South Dakota case filed in 1997, where the plaintiff seeks to recover damages based on various theories of recovery as a result of alleged sales of tobacco products to minors. The case is inactive. Other cigarette manufacturers are also named as defendants.

The claims asserted in health care cost recovery actions vary. Although, typically, no specific damage amounts are pled, it is possible that requested damages might be in the billions of dollars. In these cases, plaintiffs typically assert equitable claims that the tobacco industry was "unjustly enriched" by their payment of health care costs allegedly attributable to smoking and seek reimbursement of those costs. Relief sought by some, but not all, plaintiffs include punitive damages, multiple damages and other statutory damages and penalties, injunctions prohibiting alleged marketing and sales to minors, disclosure of research, disgorgement of profits, funding of anti-smoking programs, additional disclosure of nicotine yields, and payment of attorney and expert witness fees.

Other claims asserted include the equitable claim of indemnity, common law claims of negligence, strict liability, breach of express and implied warranty, breach of special duty, fraud, negligent misrepresentation, conspiracy, public nuisance, claims under state and federal statutes governing consumer fraud, antitrust, deceptive trade practices and false advertising, and claims under RICO.

Department of Justice Lawsuit. In September 1999, the United States government commenced litigation against Liggett and other cigarette manufacturers in the United States District Court for the District of Columbia. The action sought to recover an unspecified amount of health care costs paid and to be paid by the federal government for lung cancer, heart disease, emphysema and other smoking-related illnesses allegedly caused by the fraudulent and tortious conduct of defendants, to restrain defendants and co-conspirators from engaging in alleged fraud and other allegedly unlawful conduct in the future, and to compel defendants to disgorge the proceeds of their unlawful conduct. Claims were asserted under RICO.

In August 2006, the trial court entered a Final Judgment against each of the cigarette manufacturing defendants, except Liggett. In May 2009, the United States Court of Appeals for the District of Columbia affirmed most of the district court's decision. The United States Supreme Court denied review. As a result, the cigarette manufacturing defendants, other than Liggett, are now subject to the trial court's Final Judgment which ordered the following relief: (i) an injunction against "committing any act of racketeering" relating to the manufacturing, marketing, promotion, health consequences or sale of cigarettes in the United States; (ii) an injunction against participating directly or indirectly in the management or control of the Council for Tobacco Research, the Tobacco Institute, or the Center for Indoor Air Research, or any successor or affiliated entities of each; (iii) an injunction against "making, or causing to be made in any way, any material false, misleading, or deceptive statement or representation or engaging in any public relations or marketing endeavor that is disseminated to the United States' public and that misrepresents or suppresses information concerning cigarettes"; (iv) an injunction against conveying any express or implied health message through use of descriptors on cigarette packaging or in cigarette advertising or promotional material, including "lights," "ultra lights," and "low tar," which the court found could cause consumers to believe one cigarette brand is less hazardous than another brand; (v) the issuance of "corrective statements" in various media regarding the adverse health effects of smoking, the addictiveness of smoking and nicotine, the lack of any significant health benefit from smoking "low tar" or "lights" cigarettes, defendants' manipulation of cigarette design to ensure optimum nicotine delivery and the adverse health effects of exposure to environmental tobacco smoke;

(Dollars in Thousands, Except Per Share Amounts)

(vi) the disclosure of defendants' public document websites and the production of all documents produced to the government or produced in any future court or administrative action concerning smoking and health; (vii) the disclosure of disaggregated marketing data to the government in the same form and on the same schedules as defendants now follow in disclosing such data to the Federal Trade Commission for a period of ten years; (viii) certain restrictions on the sale or transfer by defendants of any cigarette brands, brand names, formulas or cigarette business within the United States; and (ix) payment of the government's costs in bringing the action.

It is unclear what impact, if any, the Final Judgment will have on the cigarette industry as a whole. To the extent that the Final Judgment leads to a decline in industry-wide shipments of cigarettes in the United States or otherwise results in restrictions that adversely affect the industry, Liggett's sales volume, operating income and cash flows could be materially adversely affected.

Upcoming Trials

As of December 31, 2012, there were 27 *Engle* progeny cases scheduled for trial through December 31, 2013. The Company and/or Liggett and other cigarette manufacturers are currently named as defendants in each of these cases, although as a case proceeds, one or more defendants may ultimately be dismissed from an action. In *Whitney v. R.J. Reynolds*, an Individual Action pending in Florida, trial is scheduled for June 6, 2013. There are additional cases against other cigarette manufacturers that are also scheduled for trial through December 31, 2013. Trial dates are, however, subject to change.

MSA and Other State Settlement Agreements

In March 1996, March 1997 and March 1998, Liggett entered into settlements of smoking-related litigation with 45 states and territories. The settlements released Liggett from all smoking-related claims made by those states and territories, including claims for health care cost reimbursement and claims concerning sales of cigarettes to minors.

In November 1998, Philip Morris, Brown & Williamson, R.J. Reynolds and Lorillard (the "Original Participating Manufacturers" or "OPMs") and Liggett (together with any other tobacco product manufacturer that becomes a signatory, the "Subsequent Participating Manufacturers" or "SPMs") (the OPMs and SPMs are hereinafter referred to jointly as the "Participating Manufacturers") entered into the Master Settlement Agreement (the "MSA") with 46 states, the District of Columbia, Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Mariana Islands (collectively, the "Settling States") to settle the asserted and unasserted health care cost recovery and certain other claims of the Settling States. The MSA received final judicial approval in each Settling State.

As a result of the MSA, the Settling States released Liggett from:

- all claims of the Settling States and their respective political subdivisions and other recipients of state health care funds, relating to: (i) past conduct arising out of the use, sale, distribution, manufacture, development, advertising and marketing of tobacco products; (ii) the health effects of, the exposure to, or research, statements or warnings about, tobacco products; and
- all monetary claims of the Settling States and their respective subdivisions and other recipients of state health care funds relating to future conduct arising out of the use of, or exposure to, tobacco products that have been manufactured in the ordinary course of business.

The MSA restricts tobacco product advertising and marketing within the Settling States and otherwise restricts the activities of Participating Manufacturers. Among other things, the MSA prohibits the targeting of youth in the advertising, promotion or marketing of tobacco products; bans the use of cartoon characters in all tobacco advertising and promotion; limits each Participating Manufacturer to one tobacco brand name sponsorship during any 12-month period; bans all outdoor advertising, with certain limited exceptions; prohibits payments for tobacco product placement in various media; bans gift offers based on the purchase of tobacco products without sufficient proof that the intended recipient is an adult; prohibits Participating

(Dollars in Thousands, Except Per Share Amounts)

Manufacturers from licensing third parties to advertise tobacco brand names in any manner prohibited under the MSA; and prohibits Participating Manufacturers from using as a tobacco product brand name any nationally recognized non-tobacco brand or trade name or the names of sports teams, entertainment groups or individual celebrities.

The MSA also requires Participating Manufacturers to affirm corporate principles to comply with the MSA and to reduce underage use of tobacco products and imposes restrictions on lobbying activities conducted on behalf of Participating Manufacturers. In addition, the MSA provides for the appointment of an independent auditor to calculate and determine the amounts of payments owed pursuant to the MSA.

Under the payment provisions of the MSA, the Participating Manufacturers are required to make annual payments of $9,000,000 (subject to applicable adjustments, offsets and reductions). These annual payments are allocated based on unit volume of domestic cigarette shipments. The payment obligations under the MSA are the several, and not joint, obligation of each Participating Manufacturer and are not the responsibility of any parent or affiliate of a Participating Manufacturer.

Liggett has no payment obligations under the MSA except to the extent its market share exceeds a market share exemption of approximately 1.65% of total cigarettes sold in the United States. Vector Tobacco has no payment obligations under the MSA except to the extent its market share exceeds a market share exemption of approximately 0.28% of total cigarettes sold in the United States. Liggett and Vector Tobacco's domestic shipments accounted for 3.5% of the total cigarettes sold in the United States in 2012. If Liggett's or Vector Tobacco's market share exceeds their respective market share exemption in a given year, then on April 15 of the following year, Liggett and/or Vector Tobacco, as the case may be, must pay on each excess unit an amount equal (on a per-unit basis) to that due from the OPMs for that year. On December 31, 2012, Liggett paid $105,000 of its estimated $136,700 2012 MSA payment obligation. Vector Tobacco had an approximate $1,300 MSA payment obligation at December 31, 2012.

Certain MSA Disputes

NPM Adjustment. In March 2006, an economic consulting firm selected pursuant to the MSA determined that the MSA was a "significant factor contributing to" the loss of market share of Participating Manufacturers, to non-participating manufacturers, for 2003. This is known as the "NPM Adjustment." The economic consulting firm subsequently rendered the same decision with respect to 2004 and 2005. In March 2009, a different economic consulting firm made the same determination for 2006. As a result, the manufacturers are entitled to potential NPM Adjustments to each of their 2003 – 2006 MSA payments. The Participating Manufacturers are also entitled to potential NPM Adjustments to their 2007 – 2012 payments pursuant to agreements entered into between the OPMs and the Settling States under which the OPMs agreed to make certain payments for the benefit of the Settling States, in exchange for which the Settling States stipulated that the MSA was a "significant factor contributing to" the loss of market share of Participating Manufacturers for each of those years. A Settling State that has diligently enforced its qualifying escrow statute in the year in question may be able to avoid application of the NPM Adjustment to the payments made by the manufacturers for the benefit of that Settling State.

For 2003 – 2011, Liggett and Vector Tobacco, as applicable, disputed that they owed the Settling States the NPM Adjustments as calculated by the Independent Auditor. As permitted by the MSA, Liggett and Vector Tobacco withheld payment or paid into a disputed payment account the amounts associated with these NPM Adjustments. For 2003, Liggett and Vector Tobacco paid the NPM adjustment amount of $9,345 to the Settling States although both companies continue to dispute this amount is owed. The total amount withheld (or paid into a disputed payment account) by Liggett and Vector Tobacco for 2004 – 2011 was $61,960. At December 31, 2012, included in "Other assets" on the Company's consolidated balance sheet was a non-current receivable of $6,542 relating to the $9,345 payment.

(Dollars in Thousands, Except Per Share Amounts)

The following amounts have not been expensed by the Company as they relate to Liggett and Vector Tobacco's NPM Adjustment claims: $6,542 for 2003, $3,789 for 2004 and $800 for 2005. Liggett and Vector Tobacco have expensed all disputed amounts related to the NPM Adjustment since 2005.

Since April 2006, notwithstanding provisions in the MSA requiring arbitration, litigation was filed in 49 Settling States involving the issue of whether the application of the NPM Adjustment for 2003 was to be determined through litigation or arbitration. These actions related to the potential NPM Adjustment for 2003, which the independent auditor under the MSA previously determined to be as much as $1,200,000 for all Participating Manufacturers. All but one of the 48 courts that have decided the issue ruled that the 2003 NPM Adjustment dispute is arbitrable. One court, the Montana Supreme Court, ruled that Montana's claim of diligent enforcement must be litigated. The United States Supreme Court denied certiorari with respect to that opinion. In June 2012, Montana and the Participating Manufacturers reached an agreement that the Participating Manufacturers will not contest Montana's diligent enforcement for 2003.

In response to a proposal from the OPMs and many of the SPMs, 45 of the Settling States, representing approximately 90% of the allocable share of the Settling States, entered into an agreement providing for a nationwide arbitration of the dispute with respect to the NPM Adjustment for 2003. Because states representing more than 80% of the allocable share signed the agreement, signing states will receive a 20% reduction of any 2003 NPM adjustment awarded in the arbitration. In June 2010, the three person arbitration panel was selected. In November 2011, the Participating Manufacturers advised the arbitration panel that they were not contesting diligent enforcement of 16 Settling States and territories. Substantive hearings commenced in April 2012 and are ongoing. To date, evidentiary hearings have been held for 15 of the remaining 35 Settling States. There can be no assurance that Liggett or Vector Tobacco will receive any adjustment as a result of these proceedings.

Effective December 17, 2012, the Participating Manufacturers entered into a "term sheet" with 17 states, the District of Columbia, and Puerto Rico setting out terms for settlement of the NPM Adjustment for 2003 through 2012 and addressing the NPM Adjustment mechanism for those states for future years. The term sheet is subject to approval by the panel in the pending NPM Adjustment arbitration. Non-signatory states have objected to the term sheet and may otherwise attempt to block it from proceeding. No assurance can be given as to finalization of the settlement.

"Gross" v. "Net" Calculations. In October 2004, the independent auditor notified Liggett and all other Participating Manufacturers that their payment obligations under the MSA, dating from the agreement's execution in late 1998, had been recalculated using "net" units, rather than "gross" units (which had been used since 1999).

Liggett objected to this retroactive change and disputed the change in methodology. Liggett contends that the retroactive change from "gross" to "net" units is impermissible for several reasons, including:

- use of "net" units is not required by the MSA (as reflected by, among other things, the use of "gross" units through 2005);
- such a change is not authorized without the consent of affected parties to the MSA;
- the MSA provides for four-year time limitation periods for revisiting calculations and determinations, which precludes recalculating Liggett's 1997 Market Share (and thus, Liggett's market share exemption); and
- Liggett and others have relied upon the calculations based on "gross" units since 1998.

The change in the method of calculation could have resulted in Liggett owing as much as $38,800 of additional MSA payments for prior years, including interest, because the proposed change from "gross" to "net" units would have lowered Liggett's grandfathered market share exemption under the MSA. The Company estimated that Liggett's future annual MSA payments would have been at least approximately

(Dollars in Thousands, Except Per Share Amounts)

$2,500 higher if the method of calculation was changed. In August 2011, Liggett received notice from several states seeking to initiate arbitration as to this matter. In December 2012, the parties arbitrated the dispute before a panel of three arbitrators. On February 14, 2013, the arbitrators issued a decision granting the relief sought by Liggett. The arbitrators ruled that the limitations provisions of the MSA precluded the independent auditor from recalculating Liggett's grandfathered market share exemption or Liggett's payment obligations beyond the last four years. The arbitrators further ruled that, for purposes of calculating Liggett's payment obligations for the applicable years, Liggett's market share should be calculated on a net basis, increased by a factor of 1.25%. Liggett is in the process of seeking reconsideration of the part of the arbitrators' decision that would require the 1.25% increase in Liggett's market share. If the arbitrator's ruling is not modified, Liggett would be required to pay approximately $11,300 for the last four years and approximately $2,000 for 2012. The Company cannot quantify future annual obligations as a result of the ruling. Liggett accrued $5,000 in the accompanying consolidated financial statements for any potential liability relating to the "gross" v. "net" dispute. There can be no assurance that Liggett will be successful in seeking modification of the award or that Liggett will not be required to make additional payments, which could adversely affect the Company's consolidated financial position, results of operations and cash flows.

Litigation Challenging the MSA. Litigation challenging the validity of the MSA, including claims that the MSA violates antitrust laws, has not been successful to date, although several cases are pending. Participating Manufacturers are not typically named as defendants in these cases.

Other State Settlements. The MSA replaced Liggett's prior settlements with all states and territories except for Florida, Mississippi, Texas and Minnesota. Each of these four states, prior to the effective date of the MSA, negotiated and executed settlement agreements with each of the other major tobacco companies, separate from those settlements reached previously with Liggett. Except as described below, Liggett's agreements with these states remain in full force and effect. These states' settlement agreements with Liggett contained most favored nation provisions which could reduce Liggett's payment obligations based on subsequent settlements or resolutions by those states with certain other tobacco companies. Beginning in 1999, Liggett determined that, based on each of these four states' settlements with United States Tobacco Company, Liggett's payment obligations to those states had been eliminated. With respect to all non-economic obligations under the previous settlements, Liggett believes it is entitled to the most favorable provisions as between the MSA and each state's respective settlement with the other major tobacco companies. Therefore, Liggett's non-economic obligations to all states and territories are now defined by the MSA.

In 2003, as a result of a dispute with Minnesota regarding its settlement agreement, Liggett agreed to pay $100 a year, in any year cigarettes manufactured by Liggett are sold in that state. In 2003 and 2004, the Attorneys General for Florida, Mississippi and Texas advised Liggett that they believed that Liggett had failed to make certain required payments under the respective settlement agreements with these states. In December 2010, Liggett settled with Florida and agreed to pay $1,200 and to make further annual payments of $250 for a period of 21 years, starting in March 2011. The payments in years 12 – 21 will be subject to an inflation adjustment. These payments are in lieu of any other payments allegedly due to Florida under the original settlement agreement. The Company accrued approximately $3,200 for this matter in 2010. In February 2012, Mississippi provided Liggett with a 60-day notice that the state intended to pursue its remedies if Liggett did not cure the alleged defaults. Liggett responded to Mississippi's letter but has heard nothing further on the matter. There can be no assurance that Liggett will be able to resolve the matters with Texas and Mississippi or that Liggett will not be required to make additional payments which could adversely affect the Company's consolidated financial position, results of operations and cash flows.

Cautionary Statement. Management is not able to predict the outcome of the litigation pending or threatened against Liggett or the Company. Litigation is subject to many uncertainties. For example, the jury in the *Lukacs* case, an *Engle* progeny case tried in 2002, awarded $24,835 in compensatory damages and found Liggett 50% responsible for the damages. The judgment was affirmed on appeal and Liggett paid $14,361 in June 2010. Through December 31, 2012, Liggett has been found liable in eight other *Engle* progeny cases. In one

(Dollars in Thousands, Except Per Share Amounts)

of these cases, although plaintiff had minimal history of smoking Liggett products, Liggett was found liable for $1,947 in compensatory damages and $7,600 in punitive damages. Although Liggett has appealed the adverse verdicts, appellate efforts to date have generally not been successful. Liggett has also had judgments entered against it in Individual Actions, which judgments were affirmed on appeal and satisfied by Liggett. It is possible that other cases could be decided unfavorably against Liggett and that Liggett will be unsuccessful on appeal. Liggett may attempt to settle particular cases if it believes it is in its best interest to do so.

Management cannot predict the cash requirements related to any future defense costs, settlements or judgments, including cash required to bond any appeals, and there is a risk that those requirements will not be able to be met. An unfavorable outcome of a pending smoking-related case could encourage the commencement of additional litigation, or could lead to adverse decisions in the *Engle* progeny cases. Except as discussed in this Note 12, management is unable to estimate the loss or range of loss that could result from an unfavorable outcome of the cases pending against Liggett or the costs of defending such cases and as a result has not provided any amounts in its consolidated financial statements for unfavorable outcomes.

The tobacco industry is subject to a wide range of laws and regulations regarding the marketing, sale, taxation and use of tobacco products imposed by local, state and federal governments. There have been a number of restrictive regulatory actions, adverse legislative and political decisions and other unfavorable developments concerning cigarette smoking and the tobacco industry. These developments may negatively affect the perception of potential triers of fact with respect to the tobacco industry, possibly to the detriment of certain pending litigation, and may prompt the commencement of additional litigation or legislation.

It is possible that the Company's consolidated financial position, results of operations and cash flows could be materially adversely affected by an unfavorable outcome in any of the smoking-related litigation.

The activity in the company's accruals for tobacco litigation for the three years ended December 31, 2012 were as follows:

	Current Liabilities			*Non-Current Liabilities*		
	Payments due under Master Settlement Agreement	Litigation Accruals	Total	Payments due under Master Settlement Agreement	Litigation Accruals	Total
Balance at January 1, 2010	$ 18,803	$ —	$ 18,803	$22,305	$ —	$22,305
Expenses	135,684	19,882	155,566	—	—	—
Change in MSA obligations capitalized as inventory	2,736	—	2,736	—	—	—
Payments	(105,435)	(15,699)	(121,134)	—	—	—
Reclassification to non-current liabilities	(7,900)	—	(7,900)	7,900	—	7,900
Interest on withholding	—	—	—	—	—	—
Balance at December 31, 2010	43,888	4,183	48,071	30,205	—	30,205
Expenses	155,707	885	156,592	—	—	—
Change in MSA obligations capitalized as inventory	(2,495)	—	(2,495)	—	—	—
Payments	(128,258)	(1,917)	(130,175)	—	—	—
Reclassification to non-current liabilities	(17,668)	(1,600)	(19,268)	17,667	1,600	19,267
Interest on withholding	—	—		1,466	—	1,466
Balance at December 31, 2011	51,174	1,551	52,725	49,338	1,600	50,938
Expenses	137,746	1,725	139,471	—	—	—
Change in MSA obligations capitalized as inventory	49	—	49	—	—	—
Payments	(155,094)	(2,170)	(157,264)	—	—	—
Reclassification to non-current liabilities	(905)	224	(681)	905	(224)	681
Interest on withholding	—	140	140	2,396	486	2,882
Balance at December 31, 2012	$ 32,970	$ 1,470	$ 34,440	$52,639	$1,862	$54,501

(Dollars in Thousands, Except Per Share Amounts)

Other Matters:

Liggett's and Vector Tobacco's management are unaware of any material environmental conditions affecting their existing facilities. Liggett's and Vector Tobacco's management believe that current operations are conducted in material compliance with all environmental laws and regulations and other laws and regulations governing cigarette manufacturers. Compliance with federal, state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had a material effect on the capital expenditures, results of operations or competitive position of Liggett or Vector Tobacco.

In February 2004, Liggett Vector Brands entered into a five year agreement with a subsidiary of the American Wholesale Marketers Association to support a program to permit certain tobacco distributors to secure, on reasonable terms, tax stamp bonds required by state and local governments for the distribution of cigarettes. This agreement has been extended through February 2016. Under the agreement, Liggett Vector Brands has agreed to pay a portion of losses incurred by the surety under the bond program, with a maximum loss exposure of $500 for Liggett Vector Brands. To secure its potential obligations under the agreement, Liggett Vector Brands has delivered to the subsidiary of the association a $100 letter of credit and agreed to fund up to an additional $400. The Company believes the fair value of Liggett Vector Brands' obligation under the agreement was immaterial at December 31, 2012.

There may be several other proceedings, lawsuits and claims pending against the Company and certain of its consolidated subsidiaries unrelated to tobacco or tobacco product liability. Management is of the opinion that the liabilities, if any, ultimately resulting from such other proceedings, lawsuits and claims should not materially affect the Company's financial position, results of operations or cash flows.

13. SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31,		
	2012	2011	2010
I. Cash paid during the period for:			
Interest	$81,821	$83,677	$67,918
Income taxes	27,693	53,074	41,523
II. Non-cash investing and financing activities:			
Issuance of stock dividend	414	378	357
Debt retired in debt conversion	55,778	10,993	—

14. RELATED PARTY TRANSACTIONS

In September 2006, the Company entered into an agreement with Ladenburg Thalmann Financial Services Inc. ("LTS") pursuant to which the Company agreed to make available to LTS the services of the Company's Executive Vice President to serve as the President and Chief Executive Officer of LTS and to provide certain other financial, accounting and tax services, including assistance with complying with Section 404 of the Sarbanes-Oxley Act of 2002. LTS paid the Company $750 for 2012 and $600 for 2011 and 2010, respectively, under the agreement and pays the Company at a rate of $750 per year in 2013. These amounts are recorded as a reduction to the Company's operating, selling, administrative and general expenses. LTS paid compensation of $600, $500 and $200 for 2012, 2011 and 2010, respectively, to each of the President of the Company, who serves as Vice Chairman of LTS, and to the Executive Vice President of the Company, who serves as President and CEO of LTS.

On November 4, 2011, Vector was part of a consortium, which included Dr. Phillip Frost, who is a beneficial owner of approximately 18.5% of the Company's common stock and the Company's Executive Vice President, that entered into a loan agreement with LTS. Vector's portion of the loan was $15,000. Interest on the loan is payable quarterly at 11% per annum and commenced on December 31, 2011. The Company

(Dollars in Thousands, Except Per Share Amounts)

recorded interest income of $1,650 and $261 in 2012 and 2011, respectively. Interest is payable in cash, provided that (i) from December 31, 2011 until November 4, 2013, LTS may elect to satisfy interest obligations by adding such amount to the outstanding principal balance of the note, in an amount of up to approximately 36% of accrued and unpaid interest on each payment date during such period, and (ii) after November 4, 2013 until maturity, LTS may also pay interest-in-kind with the consent of certain lenders. This payment-in-kind feature increases the principal sum outstanding on the note that is due at maturity by the amount of such payment-in-kind. Ten percent (10%) of the principal amount of the note, together with accrued and unpaid interest thereon, is due on each of December 31, 2014 and December 31, 2015, and the balance of the November 2011 Loan, together with accrued and unpaid interest thereon, is due on November 4, 2016.

In addition, LTS paid a one-time funding fee to the consortium of lenders and issued warrants ("LTS Warrants") to purchase shares of LTS common stock. Vector received $75 as its portion of the funding fee and 1,000,000 of the LTS Warrants. The LTS Warrants are exercisable at any time prior to their expiration on November 4, 2016 at $1.68 per share, which was the closing price of the LTS common stock on November 4, 2011. The LTS Warrants may be exercised in cash, by net exercise or pursuant to the Company's surrender of all or a portion of the principal amount of its note. The LTS Warrants have been included in "Other assets" on the balance sheet in the amount of $717 and $1,890 as of December 31, 2012 and 2011, respectively.

The Company's President, a firm he serves as a consultant to, and affiliates of that firm received ordinary and customary insurance commissions aggregating approximately $200, $205 and $431 in 2012, 2011 and 2010, respectively, on various insurance policies issued for the Company and its subsidiaries and equity investees.

In October 2008, the Company acquired for $4,000 an approximate 11% interest in Castle Brands Inc. ("Castle") (NYSE MKT: ROX), a publicly traded developer and importer of premium branded spirits. The Company's Executive Vice President is serving as the President and Chief Executive Officer. In October 2008, the Company entered into an agreement with Castle where the Company agreed to make available the services of its Executive Vice President as well as other financial, accounting and tax services. The Company recognized management fees of $100 in 2012, 2011 and 2010, respectively, under the agreement. Castle will pay the Company at a rate of $100 per year in 2013.

In December 2009, Vector was part of a consortium, which included Dr. Phillip Frost and the Company's Executive Vice President, that agreed to provide a line of credit to Castle. The three-year line was for a maximum amount of $2,500, bore interest at a rate of 11% per annum on amounts borrowed, paid a 1% annual commitment fee and was collateralized by Castle's receivables and inventory. The Company's commitment under the line was $900; all of which was outstanding under the credit line as of December 31, 2010. The amount was repaid with interest on October 14, 2011. In December 2010, the Company participated in a consortium, which included Dr. Frost and the Company's Executive Vice President, that lent Castle $1,000. The Company lent $200 of this amount and received a note bearing interest at 11% per annum. On October 14, 2011, $217 of principal and outstanding interest associated with this note was exchanged for shares of Castle's convertible preferred stock. As part of the debt exchange, Castle also issued 357,796 warrants (the "Castle Warrants"). The Castle Warrants entitle Vector to purchase 357,796 shares of Castle common stock. The Castle Warrants are exercisable at any time prior to their expiration on October 14, 2016 at $0.38 per share. The Company recorded the Castle convertible preferred stock in the amount of $156 in "Other assets" as of December 31, 2011. The Castle Warrants have been included in "Other assets" in the amount of $52 and $72 as of December 31, 2012 and 2011, respectively.

In addition to its investment in Castle, the Company has made investments in entities where Dr. Frost has a relationship. These include the following: (i) three investments in 2006, 2008 and 2009 totaling approximately $11,000 in common stock of OPKO Inc. (NYSE: OPK) and its predecessor eXegenics Inc. and in January 2013, the Company purchased $5,000 of Opko's 3.00% convertible senior notes due 2033; (ii) a

(Dollars in Thousands, Except Per Share Amounts)

$500 investment in 2008 in Cardo Medical Inc.; and (iii) a $250 investment in 2008 in Cocrystal Discovery Inc. Dr. Frost is a director, executive officer and/or more than 10% shareholder in these entities as well as LTS. Additional investments in entities where Dr. Frost has a relationship may be made in the future.

In May 2009, the Company issued in a private placement the 6.75% Note in the principal amount of $50,000. The purchase price was paid in cash ($38,225) and by tendering $11,005 principal amount of the 5% Notes, valued at 107% of principal amount. The purchaser of the 6.75% Note is an entity affiliated with Dr. Frost.

The Company was an investor in investment partnerships affiliated with a former stockholder of the Company. (See Note 6.)

In September 2012, the Company entered into an office lease (the "Lease") with Frost Real Estate Holdings, LLC ("FREH"), an entity affiliated with Dr. Frost. The Lease is for 12,390 square feet of space in an office building in Miami, Florida. The initial term of the Lease is five years, subject to two optional five-year term extensions. Payments under the lease commence in May 2013. The Lease provides for payments of $31 per month in the first year increasing to $35 per month in the fifth year, plus applicable sales tax. The rent is inclusive of operating expenses, property taxes and parking. A $220 tenant improvement allowance will be credited to the rent pro-rata over the initial five-year term. In connection with the execution of the Lease, the Company received the advice and opinion of a commercial real estate firm that the Lease terms were fair and that the Company received terms favorable in the market.

15. INVESTMENTS AND FAIR VALUE MEASUREMENTS

The Company's recurring financial assets and liabilities subject to fair value measurements are as follows:

	Fair Value Measurements as of December 31, 2012			
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Money market funds	$372,718	$372,718	$ —	$ —
Certificates of deposit	2,240	—	2,240	—
Bonds	6,306	6,306	—	—
Investment securities available for sale	69,984	69,107	877	—
Warrants(1)	769	—	—	769
Total	$452,017	$448,131	$3,117	$ 769
Liabilities:				
Fair value of derivatives embedded within convertible debt	$172,128	$ —	$ —	$172,128

(1) Warrants include 1,000,000 of LTS Warrants received on November 4, 2011 which were carried at $717 as of December 31, 2012 and are included in "Other assets". The Company recognized a loss of $1,174 for the year ended December 31, 2012 related to the change in fair value of the Warrants.

(Dollars in Thousands, Except Per Share Amounts)

Description	Fair Value Measurements as of December 31, 2011			
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Money market funds	$194,259	$194,259	$ —	$ —
Certificates of deposit	2,206	—	2,206	—
Bonds	4,573	4,573	—	—
Investment securities available for sale	76,486	70,884	5,602	—
Warrants[1]	1,962	—	—	1,962
Total	$279,486	$269,716	$7,808	$ 1,962
Liabilities:				
Fair value of derivatives embedded within convertible debt	$133,500	$ —	$ —	$133,500

(1) Warrants include 1,000,000 of LTS Warrants received on November 4, 2011 which were carried at $1,890 as of December 31, 2011 and are included in "Other assets". The Company recognized income of $690 for the year ended December 31, 2011 related to the change in fair value from receipt. (See Note 14.)

The fair value of the Level 2 certificates of deposit are based on prices posted by the financial institutions. The fair value of investment securities available for sale included in Level 1 are based on quoted market prices from various stock exchanges. The Level 2 investment securities available for sale are based on quoted market prices of securities that are thinly traded.

The fair value of derivatives embedded within convertible debt was $172,128 and $133,500 as of December 31, 2012 and 2011, respectively. The fair value of derivatives embedded within convertible debt was derived using a valuation model and have been classified as Level 3. The valuation model assumes future dividend payments by the Company and utilizes interest rates and credit spreads based upon the implied debt rate of the 7.5% Convertible Notes to determine the fair value of the derivatives embedded within the convertible debt. The changes in fair value of derivatives embedded within convertible debt are presented on the Condensed Consolidated Statements of Operations.

The value of the embedded derivatives is contingent on changes in implied interest rates of the convertible debt, the Company's stock price, stock volatility as well as projections of future cash and stock dividends over the term of the debt. The interest rate component of the value of the embedded derivative is computed by calculating an equivalent non-convertible, unsecured and subordinated borrowing cost. This rate is determined by calculating the implied rate on the Company's 2019 Convertible Notes when removing the embedded option value within the convertible security. This rate is based upon market observable inputs and influenced by the Company's stock price, convertible bond trading price, risk free interest rates and stock volatility.

The fair value of the warrants was derived using the Black-Scholes model and has been classified as Level 3. The assumptions used under the Black-Scholes model in computing the fair value of the warrants are based on contractual term of the warrants, volatility of the underlying stock based on the historical quoted prices of the underlying stock, assumed future dividend payments and a risk-free rate of return.

(Dollars in Thousands, Except Per Share Amounts)

The unobservable inputs related to the valuations of the Level 3 assets and liabilities are as follows at December 31, 2012:

	Quantitative Information about Level 3 Fair Value Measurements			
	Fair Value at December 31, 2012	Valuation Technique	Unobservable Input	Range (Actual)
Warrants	$ 769	Option model	Stock price	$ 1.40
			Exercise price	$ 1.68
			Term (in years)	3.8
			Volatility	76.87%
			Dividend rate	—
			Risk-free return	0.50%
Fair value of derivatives embedded within convertible debt	172,128	Discounted cash flow	Assumed annual stock dividend	5%
			Assumed annual cash dividend	$ 1.60
			Stock price	$14.87
			Convertible trading price	109.0%
			Volatility	18.00%
			Implied credit spread	10.00% – 11.00% (10.50%)

The unobservable inputs related to the valuations of the Level 3 assets and liabilities are as follows at December 31, 2011:

	Quantitative Information about Level 3 Fair Value Measurements			
	Fair Value at December 31, 2011	Valuation Technique	Unobservable Input	Range (Actual)
Warrants	$ 1,962	Option model	Stock price	$ 2.48
			Exercise price	$ 1.68
			Term (in years)	4.9
			Volatility	94.12%
			Dividend rate	—
			Risk-free return	0.83%
Fair value of derivatives embedded within convertible debt	133,500	Discounted cash flow	Assumed annual stock dividend	5%
			Assumed annual cash dividend	$ 1.60
			Yield to worst call on the Company's senior secured notes	9.33%
			Average spread of unsecured debt	1.49%
			Average spread of subordinated debt	1.89%
			Discount rate	12% – 13% (12.5%)

In addition to assets and liabilities that are recorded at fair value on a recurring basis, the Company is required to record assets and liabilities at fair value on a nonrecurring basis. Generally, assets and liabilities are recorded at fair value on a nonrecurring basis as a result of impairment charges. The Company had no nonrecurring nonfinancial assets subject to fair value measurements as of December 31, 2012 and 2011, respectively.

(Dollars in Thousands, Except Per Share Amounts)

16. NEW VALLEY LLC

Investments in consolidated and non-consolidated real estate businesses. New Valley LLC ("New Valley") owns a 50% interest in Douglas Elliman Realty, LLC which operates a residential brokerage company in the New York City metropolitan area. New Valley also holds an investment in a 450-acre approved master planned community in Palm Springs, California ("Escena"). New Valley also holds equity investments in various real estate projects domestically and internationally. (See Note 1(k).)

The components of "Investments in non-consolidated real estate businesses" were as follows:

	December 31, 2012	December 31, 2011
Douglas Elliman Realty LLC	$ 65,171	$ 53,970
Chelsea Eleven	—	6,320
Fifty Third-Five Building	—	18,000
Sesto Holdings	5,037	5,037
1107 Broadway	5,566	5,489
Lofts 21	900	900
Hotel Taiwana	2,658	2,658
SOCAL Portfolio	—	25,095
East 68th Street	7,000	7,000
11 Beach Street	9,642	—
Maryland Portfolio	4,615	—
701 Seventh Avenue	9,307	—
Queens Plaza	7,350	—
Chrystie Street	1,973	—
Investments in non-consolidated real estate businesses	$119,219	$124,469

(Dollars in Thousands, Except Per Share Amounts)

Residential Brokerage Business. New Valley accounts for its 50% interest in Douglas Elliman Realty LLC under the equity method of accounting. New Valley recorded income of $16,741, $16,571 and $22,303 for the years ended December 31, 2012, 2011 and 2010, respectively, associated with Douglas Elliman Realty. Summarized financial information as of December 31, 2012 and 2011 and for the three years ended December 31, 2012 for Douglas Elliman Realty is presented below. New Valley's equity income from Douglas Elliman Realty includes $0, $0 and $158, respectively, of interest income earned by New Valley on a subordinated loan to Douglas Elliman Realty, as well as increases to income resulting from amortization of negative goodwill which resulted from purchase accounting of $0, $158 and $182 and management fees of $2,300, $2,300 and $1,300 earned from Douglas Elliman for the years ended December 31, 2012, 2011 and 2010, respectively. New Valley received cash distributions from Douglas Elliman Realty LLC of $5,540, $9,022 and $8,517 for the years ended December 31, 2012, 2011 and 2010, respectively.

	December 31, 2012	December 31, 2011
Cash	$ 78,015	$ 57,450
Other current assets	8,543	3,293
Property, plant and equipment, net	15,796	14,595
Trademarks	21,663	21,663
Goodwill	38,523	38,742
Other intangible assets, net	897	827
Other non-current assets	3,182	3,096
Notes payable – current	466	602
Other current liabilities	22,065	18,734
Notes payable – long term	334	1,104
Other long-term liabilities	9,614	9,490
Members' equity	134,140	109,736

	Year Ended December 31,		
	2012	2011	2010
Revenues	$378,175	$346,309	$348,136
Costs and expenses	346,617	315,318	303,358
Depreciation expense	3,422	3,439	3,682
Amortization expense	242	253	329
Other income	1,829	2,007	2,440
Interest expense, net	62	136	552
Income tax expense	780	946	1,329
Net income	$ 28,881	$ 28,224	$ 41,326

Douglas Elliman Realty was negatively impacted in recent years by the downturn in the residential real estate market. The residential real estate market is cyclical and is affected by changes in the general economic conditions that are beyond Douglas Elliman Realty's control. The U.S. residential real estate market, including the market in the New York metropolitan area where Douglas Elliman operates has experienced a significant downturn due to various factors including downward pressure on housing prices, the impact of the recent contraction in the subprime and mortgage markets generally and an exceptionally large inventory of unsold homes at the same time that sales volumes are decreasing. The depth and length of the current downturn in the real estate industry has proved exceedingly difficult to predict. The Company cannot predict whether the downturn will worsen or when the market and related economic forces will return the U.S. residential real estate industry to a growth period.

(Dollars in Thousands, Except Per Share Amounts)

All of Douglas Elliman Realty's current operations are located in the New York metropolitan area. Local and regional economic and general business conditions in this market could differ materially from prevailing conditions in other parts of the country.

Douglas Elliman Realty is in discussions with Prudential related to certain matters in connection with the franchise agreements, and Douglas Elliman Realty has elected to cease operating as a Prudential franchisee. Douglas Elliman Realty is seeking a resolution of these matters. The stated initial expiration date of the franchise agreements is March 13, 2013 unless Douglas Elliman Realty chooses to renew the franchise agreements prior to March 13, 2013. As a result of the termination or expiration of the franchise agreements, in accordance with the terms of the Limited Liability Company Operating Agreement, Douglas Elliman Realty is required to redeem the approximate 20% equity interest owned by a former affiliate of Prudential. The redemption price for such equity interest is to be determined through an appraisal process in accordance with the terms of Douglas Elliman Realty's Limited Liability Company Operating Agreement. Douglas Elliman Realty expects to resolve this matter in 2013.

Chelsea Eleven. In September 2008, a subsidiary of New Valley, New Valley Chelsea LLC, purchased for $12,000 a 40% interest in New Valley Oaktree Chelsea Eleven, LLC, which lent $29,000 and contributed $1,000 for 29% of the capital in Chelsea Eleven, LLC ("Chelsea"). Chelsea is developing a condominium project in Manhattan, New York, which consists of 54 luxury residential units and one commercial unit. New Valley Chelsea is operating as an investment vehicle for the Chelsea real estate development project.

Chelsea retired its construction loan during the second quarter of 2010 from the proceeds of the sales of units. In addition, on July 1, 2010, Chelsea borrowed $47,100 which was used to retire Chelsea's then outstanding mezzanine debt (approximately $37,200) and for other working capital purposes. The loan was repaid in 2011.

The loan from New Valley Oaktree was subordinate to the new loan. The New Valley Oaktree loan bore interest at 60.25% per annum, compounded monthly, with $3,750 being held in an interest reserve, from which $1,500 was paid to New Valley.

New Valley Chelsea was a variable interest entity; however, the Company was not the primary beneficiary. This investment is being accounted for under the equity method.

In February and April 2012, Chelsea closed on the remaining utility and two residential units of the 54 unit building and the project is concluded. The Company has received net distributions of $9,483 and $7,638 from New Valley Oaktree Chelsea Eleven LLC for the years ended December 31, 2012 and 2011, respectively. New Valley accounts for its 40% interest in New Valley Oaktree Chelsea Eleven, LLC under the equity method of accounting. New Valley recorded equity income of $3,137, $3,000 and $900 for the years ended December 31, 2012, 2011 and 2010, respectively, related to New Valley Chelsea. New Valley had no exposure to loss as a result of its investment in Chelsea as of December 31, 2012.

Fifty Third-Five Building. In September 2010, New Valley, through its NV 955 LLC subsidiary, contributed $2,500 to a joint venture, Fifty Third-Five Building LLC ("JV"), of which it owns 50%. The JV was formed for the purposes of acquiring a defaulted real estate loan, collateralized by real estate located in New York City. In October 2010, New Valley LLC contributed an additional $15,500 to the JV and the JV acquired the defaulted loan for approximately $35,500. In December 2012, all outstanding principal and interest on the loan was repaid and the defaulted note was retired.

New Valley received a liquidating distribution of $20,900 from the JV on December 28, 2012. This investment was accounted for under the equity method of accounting. New Valley recorded equity income of $2,900 for the year ended December 31, 2012. New Valley had no exposure to loss as a result of its investment in the JV as of December 31, 2012.

(Dollars in Thousands, Except Per Share Amounts)

Sesto Holdings. In October 2010, New Valley, through its NV Milan LLC subsidiary, acquired a 7.2% interest in Sesto Holdings S.r.l. ("Sesto") for $5,000. Sesto holds a 42% interest in an entity that has purchased a land plot of approximately 322 acres in Milan, Italy. Sesto intends to develop the land plot as a multi-parcel, multi-building mixed use urban regeneration project. Sesto is a variable interest entity; however, New Valley is not the primary beneficiary. New Valley accounts for Sesto under the equity method of accounting. New Valley's maximum exposure to loss as a result of its investment in Sesto was $5,037 at December 31, 2012.

Lofts 21. In February 2011, New Valley invested $900 for an approximate 12% interest in Lofts 21 LLC. Lofts 21 LLC acquired an existing property in Manhattan, NY, which is scheduled to be developed into condominiums. Lofts 21 LLC is a variable interest entity; however, New Valley is not the primary beneficiary. New Valley accounts for Lofts 21 LLC under the equity method of accounting. New Valley's maximum exposure to loss as a result of this investment in Lofts 21 LLC was $900 at December 31, 2012.

1107 Broadway. During 2011, New Valley invested $5,489 for an approximate indirect 5% interest in MS/WG 1107 Broadway Holdings LLC. In September 2011, MS/WG 1107 Broadway Holdings LLC acquired the 1107 Broadway property in Manhattan, NY. The joint venture plans to develop the property, which was formerly part of the International Toy Center, into luxury residential condominiums with ground floor retail space. MS/WG 1107 Broadway Holdings LLC is a variable interest entity; however, New Valley is not the primary beneficiary. New Valley accounts for MS/WG 1107 Broadway Holdings LLC under the equity method of accounting. New Valley's maximum exposure to loss as a result of its investment in MS/WG 1107 Broadway Holdings LLC was $5,566 at December 31, 2012.

Hotel Taiwana. In October 2011, New Valley invested $2,658 for an approximate 17.39% interest in Hill Street Partners LLP ("Hill"). Hill purchased a 37% interest in Hill Street SEP ("Hotel Taiwana") which owns a hotel located in St. Barts, French West Indies. The hotel consists of 30 suites, 6 pools, a restaurant, lounge and gym. The purpose of the investment is to renovate and the sell the hotel in its entirety or as hotel-condos. The investment is a variable interest entity; however, New Valley is not the primary beneficiary. New Valley accounts for this investment under the equity method of accounting. New Valley's maximum exposure to loss as a result of its investment in Hotel Taiwana was $2,658 at December 31, 2012.

SOCAL Portfolio. On October 28, 2011, a newly-formed joint venture, between affiliates of New Valley and Winthrop Realty Trust, entered into an agreement with Wells Fargo Bank to acquire a $117,900 C-Note (the "C-Note") for a purchase price of $96,700. The C-Note was the most junior tranche of a $796,000 first mortgage loan originated in July 2007 which was collateralized by a 31 property portfolio of office properties situated throughout southern California, consisting of approximately 4.5 million square feet. The C-Note bore interest at a rate per annum of LIBOR plus 310 basis points, required payments of interest only prior to maturity and matured on August 9, 2012. On November 3, 2011, New Valley invested $25,000 for an approximate 26% interest in the joint venture. The investment is a variable interest entity; however, New Valley is not the primary beneficiary.

(Dollars in Thousands, Except Per Share Amounts)

The summarized financial information of the joint venture is as follows:

	December 31, 2012	December 31, 2011
Cash	$11	$ 365
Other current assets	2	—
Net loans receivable	—	96,970
Interest receivable	—	254
Other assets	—	400
Accrued expenses	—	269
Members' equity	13	97,720

	Year Ended December 31,	
	2012	2011
Interest and dividend income	$25,122	$635
Costs and expenses	424	269
Interest expense, net	7,794	—
Income tax expense	12	—
Net income	$16,892	$366

On September 28, 2012, all outstanding principal and interest was repaid and the C-Note was retired. New Valley received a liquidating distribution of $32,275 from the joint venture on September 28, 2012. New Valley accounted for this investment under the equity method of accounting. New Valley recorded equity income of $7,180 and $95 for the years ended December 31, 2012 and 2011, respectively. New Valley had no exposure to loss as a result of its investment in NV SOCAL LLC at December 31, 2012.

East 68th Street. In December 2011, New Valley invested $7,000 for an approximate 18% interest in a condominium conversion project. The building is a 12-story, 105,000 square foot residential rental building located on 68th Street between Fifth Avenue and Madison Avenue in Manhattan, NY. The investment is a variable interest entity; however, New Valley is not the primary beneficiary. New Valley's maximum exposure to loss as a result of its investment in HFZ East 68th Street was $7,000 at December 31, 2012. New Valley accounts for this investment under the equity method of accounting.

11 Beach Street. NV Beach LLC, a wholly-owned subsidiary of New Valley, invested $9,642 in June 2012 with an additional $1,321 investment to be made in the future for an approximate 49.5% interest in 11Beach Street Investor LLC (the "Beach JV"). Beach JV plans to renovate and convert an existing office building in Manhattan into a luxury residential condominium. Beach JV is a variable interest entity; however, New Valley is not the primary beneficiary. New Valley accounts for its interest in Beach JV under the equity method of accounting. New Valley's maximum exposure to loss on its investment in Beach JV was $9,642 at December 31, 2012.

Maryland Portfolio. In July 2012, New Valley invested $5,000 for an approximate 30% interest in a joint venture that owns a 25% interest in a portfolio of approximately 5,500 apartment units primarily located in Baltimore County, Maryland. The investment is a variable interest entity; however, New Valley is not the primary beneficiary. New Valley accounts for this investment under the equity method of accounting. New Valley recorded equity loss of $269 and received distributions of $117 for the year ended December 31, 2012. New Valley's maximum exposure to loss as a result of its investment in NV Maryland was $4,615 at December 31, 2012.

701 Seventh Avenue. In August and September 2012, New Valley invested a total of $7,800 for an approximate 11.5% interest in a joint venture that acquired property located at 701 Seventh Avenue in Times Square in Manhattan. The joint venture plans to redevelop the property for retail space and signage, as well as

(Dollars in Thousands, Except Per Share Amounts)

a site for a potential hotel. The investment closed in October 2012 and New Valley invested an additional $1,507 at closing. New Valley may have additional future capital contributions of approximately $14,000. The property, located on the northeast corner of Seventh Avenue and 47th Street, totals approximately 120,000 gross square feet and is a rectangular corner parcel currently occupied by two buildings. The investment is a variable interest entity; however, New Valley is not the primary beneficiary. New Valley accounts for this investment under the equity method of accounting. New Valley's maximum exposure to loss as a result of its investment in NV 701 Seventh Avenue was $9,307 at December 31, 2012.

Queens Plaza. In December 2012, New Valley invested $7,350 for an approximate 45.37% interest in QPS 23-10 Venture LLC which through its affiliate owns a condominium conversion project, 23-10 Queens Plaza South, located in Queens, New York. The investment is a variable interest entity; however, New Valley is not the primary beneficiary. New Valley accounts for this investment under the equity method of accounting. New Valley's maximum exposure to loss as a result of its investment in Queens Plaza was $7,350 at December 31, 2012.

Chrystie Street. In December 2012, New Valley invested $1,973 for an approximate 49% interest in WG Chrystie LLC ("Chrystie Street") which owns a 37.5% ownership interest in 215 Chrystie Venture LLC which, through its affiliate, owns a condominium conversion project located in Manhattan. The investment is a variable interest entity; however, New Valley is not the primary beneficiary. New Valley accounts for this investment under the equity method of accounting. New Valley's maximum exposure to loss as a result of its investment in Chrystie Street was $1,973 at December 31, 2012.

Consolidated real estate investments:

Aberdeen Townhomes LLC. In June 2008, a subsidiary of New Valley purchased a preferred equity interest in Aberdeen Townhomes LLC ("Aberdeen") for $10,000. Aberdeen acquired five townhome residences located in Manhattan, New York, which it was in the process of rehabilitating and selling.

The Company had recorded an impairment loss of $3,500 related to Aberdeen for each of the years ended December 31, 2009 and 2008.

In September 2009, one of the five townhomes was sold and the mortgage of approximately $8,700 was retired. The Company received a preferred return distribution of approximately $1,752. The Company did not record a gain or loss on the sale.

In January 2010 and August 2010, Aberdeen sold two of its four townhomes and the two respective mortgages of approximately $14,350 were retired. The Company received a preferred return distribution of approximately $971 in connection with the sales. In addition, Aberdeen received $375 in August 2010 from escrow on the January 2010 sale.

In August 2010, the Company acquired the mortgage loans from Wachovia Bank, N.A. on the two remaining townhomes for approximately $13,500. In accordance with the accounting guidance as to variable interest entities, the Company reassessed the primary beneficiary status of the Aberdeen variable interest entity ("VIE") and determined that, in August 2010, the Company became the primary beneficiary of this VIE because the Company obtained the power to direct activities which significantly impact the economic performance of the VIE; and since owned the mortgages, the Company would absorb losses and returns of the VIE.

New Valley LLC is the primary beneficiary of the VIE, and as a result, the consolidated financial statements of the Company included the account balances of Aberdeen Townhomes LLC as of December 31, 2011 and 2010, respectively.

(Dollars in Thousands, Except Per Share Amounts)

The $16,275 investment in townhomes as of December 31, 2010 was based on September 2010 third-party appraisals, net of estimated selling expenses. The Company recognized a gain of $760 primarily resulting from the acquisition of mortgage loans and operating income of $352 for the year ended December 31, 2010. These amounts were reflected as a reduction of operating, selling, administrative and general expenses.

In February 2011 and June 2011, Aberdeen sold its two remaining townhomes for approximately $11,635 and $7,994, respectively, and recorded a gain on sale of townhomes of $3,843 for the year ended December 31, 2011. The project has concluded.

Escena. In March 2008, a subsidiary of New Valley purchased a loan collateralized by a substantial portion of a 450-acre approved master planned community in Palm Springs, California known as "Escena." The loan, which was in foreclosure, was purchased for its $20,000 face value plus accrued interest and other costs of $1,445. The collateral consists of 867 residential lots with site and public infrastructure, an 18-hole golf course, a substantially completed clubhouse, and a seven-acre site approved for a 450-room hotel.

In April 2009 New Valley completed the foreclosure process and took title to the collateral. New Valley's subsidiary also entered into a settlement agreement with Lennar Corporation, a guarantor of the loan, which required the guarantor to satisfy its obligations under a completion guaranty by completing improvements to the project in settlement, among other things, of its payment guarantees. The construction of these improvements to the project is substantially complete. In June 2009, the Company received $500 from the guarantor pursuant to the settlement agreement.

As a result of this settlement and changes in the values of real estate, the Company recorded impairment charges of $5,000 and $4,000 for the years ended December 31, 2009 and 2008, respectively.

The assets have been classified as an "Investment in Escena, net" on the Company's consolidated balance sheet and the components are as follows:

	December 31, 2012	December 31, 2011
Land and land improvements	$11,430	$11,245
Building and building improvements	1,530	1,525
Other	1,374	1,208
	14,334	13,978
Less accumulated depreciation	(1,039)	(698)
	$13,295	$13,280

The Company recorded an operating loss of $628, $503 and $631 for the years ended December 31, 2012, 2011 and 2010, respectively, from Escena.

Real Estate Market Conditions. Because of the risks and uncertainties of the real estate markets, the Company will continue to perform additional assessments to determine the impact of the markets, if any, on the Company's consolidated financial statements. Thus, future impairment charges may occur.

(Dollars in Thousands, Except Per Share Amounts)

17. SEGMENT INFORMATION

The Company's significant business segments for the three years ended December 31, 2012 were Tobacco and Real Estate. The Tobacco segment consists of the manufacture and sale of cigarettes. The Real Estate segment includes the Company's investment in Escena, Aberdeen and investments in non-consolidated real estate businesses. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Financial information for the Company's operations before taxes and minority interests for the years ended December 31, 2012, 2011 and 2010 follows:

	Tobacco	Real Estate	Corporate and Other	Total
2012				
Revenues	$1,084,546	$ —	$ —	$1,084,546
Operating income (loss)	176,017	(2,013)	(19,071)	154,933
Equity income from non-consolidated real estate businesses	—	29,764	—	29,764
Identifiable assets	426,027	139,940[(2)]	520,764	1,086,731
Depreciation and amortization	9,759	414	435	10,608
Capital expenditures	9,339	406	1,520	11,265
2011				
Revenues	$1,133,380	$ —	$ —	$1,133,380
Operating income (loss)	164,581	(1,929)	(19,331)	143,321
Equity income from non-consolidated real estate businesses	—	19,966	—	19,966
Identifiable assets	440,564	138,096[(2)]	349,108	927,768
Depreciation and amortization	9,118	326	1,163	10,607
Capital expenditures	10,725	252	861	11,838
2010				
Revenues	$1,063,289	$ —	$ —	$1,063,289
Operating income (loss)	130,157[(1)]	(631)	(18,213)	111,313
Equity income from non-consolidated real estate businesses	—	23,963	—	23,963
Identifiable assets	434,842	110,532[(2)]	404,221	949,595
Depreciation and amortization	8,179	298	2,313	10,790
Capital expenditures	23,073	226	92	23,391

(1) Operating income includes litigation judgment expense of $16,161 and a $3,000 settlement charge.

(2) Includes investments accounted for under the equity method of accounting of $125,651, $140,968 and $86,333 as of December 31, 2012, 2011 and 2010, respectively.

(Dollars in Thousands, Except Per Share Amounts)

18. QUARTERLY FINANCIAL RESULTS (UNAUDITED)

Unaudited quarterly data for the years ended December 31, 2012 and 2011 are as follows:

	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
Revenues	$277,563	$272,783	$276,594	$257,606
Gross Profit	69,793	69,034	64,842	57,425
Operating income	37,366	43,193	40,928	33,446
Net income (loss) applicable to common shares	$ 16,485	$ 17,932	$ 3,895	$ (7,690)
Per basic common share[1]:				
Net income (loss) applicable to common shares	$ 0.19	$ 0.21	$ 0.05	$ (0.09)
Per diluted common share[1]:				
Net income (loss) applicable to common shares	$ 0.14	$ 0.21	$ 0.05	$ (0.10)

(1) Per share computations include the impact of a 5% stock dividend paid on September 28, 2012. Quarterly basic and diluted net income per common share were computed independently for each quarter and do not necessarily total to the year to date basic and diluted net income per common share.

	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
Revenues	$292,827	$288,995	$291,180	$260,378
Gross Profit	64,057	61,132	60,107	55,201
Operating income	36,023	37,855	37,967	31,476
Net income (loss) applicable to common shares	$ 7,797	$ 17,549	$ 30,301	$ 19,373
Per basic common share[1]:				
Net income applicable to common shares	$ 0.09	$ 0.21	$ 0.36	$ 0.23
Per diluted common share[1]:				
Net income applicable to common shares	$ 0.09	$ 0.20	$ 0.33	$ 0.23

(1) Per share computations include the impact of a 5% stock dividend paid on September 29, 2011. Quarterly basic and diluted net income per common share were computed independently for each quarter and do not necessarily total to the year to date basic and diluted net income per common share.

(Dollars in Thousands, Except Per Share Amounts)

19. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The accompanying condensed consolidating financial information has been prepared and presented pursuant to Securities and Exchange Commission ("SEC") Regulation S-X, Rule 3-10, "Financial Statements of Guarantors and Affiliates Whose Securities Collateralize an Issue Registered or Being Registered". Each of the subsidiary guarantors is 100% owned, directly or indirectly, by the Company. The guarantees are subject to certain automatic release provisions. Relief from the financial statement requirements under Rule 3-10 is being provided because the Company's guarantee release provisions are considered customary pursuant to Section 2510.5 of the SEC Division of Corporation Finance Financial Reporting Manual. Such release provisions are as follows:

- the sale or other disposition of all or substantially all of the assets or all of the capital stock of any subsidiary guarantor; and
- the satisfaction of the requirements for legal defeasance or the satisfaction and discharge of the indenture.

The Company's investments in its consolidated subsidiaries are presented under the equity method of accounting.

The Company has outstanding $415,000 principal amount of its 11% Senior Secured Notes due 2015 that are guaranteed subject to certain customary automatic release provisions described above on a joint and several basis by all of the 100% owned domestic subsidiaries of the Company that are engaged in the conduct of its cigarette businesses. (See Note 7.) The notes are not guaranteed by any of the Company's subsidiaries engaged in the real estate businesses conducted through its subsidiary New Valley LLC.

Presented herein are Condensed Consolidating Balance Sheets as of December 31, 2012 and 2011 and the related Condensed Consolidating Statements of Operations and Cash Flows for the years ended December 31, 2012, 2011 and 2010 of Vector Group Ltd. (Parent/Issuer), the guarantor subsidiaries (Subsidiary Guarantors) and the subsidiaries that are not guarantors (Subsidiary Non-Guarantors). The Company does not believe that the separate financial statements and related footnote disclosures concerning the Guarantors would provide any additional information that would be material to investors making an investment decision.

The indenture contains covenants that restrict the payment of dividends by the Company if the Company's consolidated earnings before interest, taxes, depreciation and amortization ("Consolidated EBITDA"), as defined in the indenture, for the most recently ended four full quarters is less than $50,000. The indenture also restricts the incurrence of debt if the Company's Leverage Ratio and its Secured Leverage Ratio, as defined in the indenture, exceed 3.0 and 1.5, respectively. The Company's Leverage Ratio is defined in the indenture as the ratio of the Company's and the guaranteeing subsidiaries' total debt less the fair market value of the Company's cash, investments in marketable securities and long-term investments to Consolidated EBITDA, as defined in the indenture. The Company's Secured Leverage Ratio is defined in the indenture in the same manner as the Leverage Ratio, except that secured indebtedness is substituted for indebtedness.

Subsequent to year-end, the Company announced it was commencing a cash tender offer with respect to any and all of the outstanding $415,000 of its 11% Senior Secured Notes due 2015. The Company retired $336,315 of the 11% Senior Secured Notes on February 12, 2013. The remaining $78,685 of the 11% Senior Secured Notes have been called and will be retired on March 12, 2013. In February 2013, the Company sold $450,000 of its 7.75% Senior Secured Notes due 2021 in a private offering to qualified institutional investors in accordance with Rule 144A of the Securities Act of 1933. The indenture of the 7.75% Senior Secured Notes contains similar guarantees and covenants to those of the 11% Senior Secured Notes. The indenture has covenants that restrict the payment of dividends by the Company if the Company's consolidated earnings before interest, taxes, depreciation and amortization, as defined in the indenture, for the most recently ended four full quarters is less than $75,000. The indenture also restricts the incurrence of debt if the Company's Leverage Ratio and its Secured Leverage Ratio, as defined in the indenture, exceed 3.0 and 1.5, respectively.

VECTOR GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in Thousands, Except Per Share Amounts)

CONDENSED CONSOLIDATING BALANCE SHEETS

	December 31, 2012				
	Parent/ Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated Vector Group Ltd.
ASSETS:					
Current assets:					
Cash and cash equivalents	$401,344	$ 3,776	$ 735	$ —	$ 405,855
Investment securities available for sale	35,330	34,654	—	—	69,984
Accounts receivable-trade, net	—	11,183	64	—	11,247
Intercompany receivables	354	—	—	(354)	—
Inventories	—	100,392	—	—	100,392
Deferred income taxes	33,238	3,371	—	—	36,609
Income taxes receivable, net	33,302	—	—	(26,523)	6,779
Restricted assets	—	2,469	—	—	2,469
Other current assets	665	4,848	208	—	5,721
Total current assets	504,233	160,693	1,007	(26,877)	639,056
Property, plant and equipment, net	2,104	54,810	239	—	57,153
Investment in Escena, net	—	—	13,295	—	13,295
Long-term investments accounted for at cost	15,540	—	827	—	16,367
Long-term investments accounted for under the equity method	6,432	—	—	—	6,432
Investments in non-consolidated real estate businesses	—	—	119,219	—	119,219
Investments in consolidated subsidiaries	210,525	—	—	(210,525)	—
Restricted assets	1,898	7,863	31	—	9,792
Deferred income taxes	38,077	5,669	5,396	—	49,142
Intangible asset	—	107,511	—	—	107,511
Prepaid pension costs	—	12,870	—	—	12,870
Other assets	39,534	16,144	216	—	55,894
Total assets	$818,343	$365,560	$140,230	$(237,402)	$1,086,731
LIABILITIES AND STOCKHOLDERS' DEFICIENCY:					
Current liabilities:					
Current portion of notes payable and long-term debt	$ —	$ 36,617	$ 161	$ —	$ 36,778
Current portion of employee benefits	—	2,824	—	—	2,824
Accounts payable	661	5,173	265	—	6,099
Intercompany payables	—	64	290	(354)	—
Accrued promotional expenses	—	18,730	—	—	18,730
Income taxes payable, net	—	1,445	31,347	(26,523)	6,269
Accrued excise and payroll taxes payable, net	—	20,419	—	—	20,419
Litigation accruals and current payments due under the Master Settlement Agreement	—	34,440	—	—	34,440
Deferred income taxes	23,304	3,995	—	—	27,299
Accrued interest	25,410	—	—	—	25,410
Other current liabilities	5,545	9,658	1,688	—	16,891
Total current liabilities	54,920	133,365	33,751	(26,877)	195,159
Notes payable, long-term debt and other obligations, less current portion	572,023	14,860	63	—	586,946
Fair value of derivatives embedded within convertible debt	172,128	—	—	—	172,128
Non-current employee benefits	25,599	20,261	—	—	45,860
Deferred income taxes	71,777	33,793	3,962	—	109,532
Other liabilities, primarily litigation accruals and payments due under the Master Settlement Agreement	1,148	54,506	704	—	56,358
Total liabilities	897,595	256,785	38,480	(26,877)	1,165,983
Commitments and contingencies					
Stockholders' deficiency	(79,252)	108,775	101,750	(210,525)	(79,252)
Total liabilities and stockholders' deficiency	$818,343	$365,560	$140,230	$(237,402)	$1,086,731

(Dollars in Thousands, Except Per Share Amounts)

CONDENSED CONSOLIDATING BALANCE SHEETS

	December 31, 2011				
	Parent/ Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated Vector Group Ltd.
ASSETS:					
Current assets:					
Cash and cash equivalents	$238,262	$ 2,488	$ 173	$ —	$ 240,923
Investment securities available for sale	50,401	26,085	—	—	76,486
Accounts receivable-trade, net	—	24,869	—	—	24,869
Intercompany receivables	64	—	—	(64)	—
Inventories	—	109,228	—	—	109,228
Deferred income taxes	39,883	3,068	—	—	42,951
Income taxes receivable, net	47,484	4,984	—	(42,915)	9,553
Restricted assets	—	1,474	—	—	1,474
Other current assets	565	3,498	194	—	4,257
Total current assets	376,659	175,694	367	(42,979)	509,741
Property, plant and equipment, net	1,345	55,211	—	—	56,556
Investment in Escena, net	—	—	13,280	—	13,280
Long-term investments accounted for at cost	4,777	—	898	—	5,675
Long-term investments accounted for under the equity method	16,499	—	—	—	16,499
Investments in non-consolidated real estate businesses	—	—	124,469	—	124,469
Investments in consolidated subsidiaries	211,219	—	—	(211,219)	—
Restricted assets	2,161	7,465	—	—	9,626
Deferred income taxes	18,564	6,412	6,041	—	31,017
Intangible asset	—	107,511	—	—	107,511
Prepaid pension costs	—	10,047	—	—	10,047
Other assets	28,108	15,239	—	—	43,347
Total assets	$659,332	$377,579	$145,055	$(254,198)	$ 927,768
LIABILITIES AND STOCKHOLDERS' DEFICIENCY:					
Current liabilities:					
Current portion of notes payable and long-term debt	$ 16,052	$ 34,651	$ 141	$ —	$ 50,844
Current portion of fair value of derivatives embedded within convertible debt	84,485	—	—	—	84,485
Current portion of employee benefits	—	2,690	—	—	2,690
Accounts payable	1,040	8,321	171	—	9,532
Intercompany payables	—	64	—	(64)	—
Accrued promotional expenses	—	17,056	—	—	17,056
Income taxes payable, net	6,597	—	42,915	(42,915)	6,597
Accrued excise and payroll taxes payable, net	—	17,992	—	—	17,992
Litigation accruals and current payments due under the Master Settlement Agreement	—	52,725	—	—	52,725
Deferred income taxes	32,558	3,327	—	—	35,885
Accrued interest	20,888	—	—	—	20,888
Other current liabilities	6,683	9,079	742	—	16,504
Total current liabilities	168,303	145,905	43,969	(42,979)	315,198
Notes payable, long-term debt and other obligations, less current portion	479,199	13,941	216	—	493,356
Fair value of derivatives embedded within convertible debt	49,015	—	—	—	49,015
Non-current employee benefits	23,023	22,959	—	—	45,982
Deferred income taxes	27,970	30,135	2,537	—	60,642
Other liabilities, primarily litigation accruals and payments due under the Master Settlement Agreement	852	51,010	743	—	52,605
Total liabilities	748,362	263,950	47,465	(42,979)	1,016,798
Commitments and contingencies					
Stockholders' deficiency	(89,030)	113,629	97,590	(211,219)	(89,030)
Total liabilities and stockholders' deficiency	$659,332	$377,579	$145,055	$(254,198)	$ 927,768

VECTOR GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in Thousands, Except Per Share Amounts)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	Year Ended December 31, 2012				
	Parent/ Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated Vector Group Ltd.
Revenues	$ —	$1,084,546	$ —	$ —	$1,084,546
Expenses:					
Cost of goods sold	—	823,452	—	—	823,452
Operating, selling, administrative and general expenses	26,039	78,054	2,068	—	106,161
Management fee expense	—	9,163	—	(9,163)	—
Operating (loss) income	(26,039)	173,877	(2,068)	9,163	154,933
Other income (expenses):					
Interest expense	(105,465)	(4,614)	(23)	—	(110,102)
Change in fair value of derivatives embedded within convertible debt	(7,476)	—	—	—	(7,476)
Acceleration of interest expense related to debt conversion	(14,960)	—	—	—	(14,960)
Equity income from non-consolidated real estate businesses	—	—	29,764	—	29,764
Equity loss on long-term investments	(1,261)	—	—	—	(1,261)
Gain on investment securities available for sale	—	1,640	—	—	1,640
Equity income in consolidated subsidiaries	120,036	—	—	(120,036)	—
Management fee income	9,163	—	—	(9,163)	—
Other, net	1,022	21	136	—	1,179
(Loss) income before provision for income taxes	(24,980)	170,924	27,809	(120,036)	53,717
Income tax benefit (expense)	55,602	(67,294)	(11,403)	—	(23,095)
Net income	30,622	103,630	16,406	(120,036)	30,622
Comprehensive income	$ 24,031	$ 104,520	$ 16,406	$(120,926)	$ 24,031

(Dollars in Thousands, Except Per Share Amounts)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	Year Ended December 31, 2011				
	Parent/ Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated Vector Group Ltd.
Revenues	$ —	$1,133,380	$ —	$ —	$1,133,380
Expenses:					
Cost of goods sold	—	892,883	—	—	892,883
Operating, selling, administrative and general expenses	25,318	69,827	2,031	—	97,176
Litigation judgment expense	—	—			—
Management fee expense	—	8,834	—	(8,834)	—
Operating (loss) income	(25,318)	161,836	(2,031)	8,834	143,321
Other income (expenses):					
Interest expense	(97,888)	(2,786)	(32)	—	(100,706)
Change in fair value of derivatives embedded within convertible debt	7,984	—	—	—	7,984
Acceleration of interest expense related to debt conversion	(1,217)	—	—	—	(1,217)
Equity income from non-consolidated real estate businesses	—	—	19,966	—	19,966
Gain on investment securities available for sale	—	23,257	—	—	23,257
Gain on liquidation of long-term investments	25,832	—	—	—	25,832
Gain on sales of townhomes	—	—	3,843	—	3,843
Equity loss on long-term investments	(859)	—	—	—	(859)
Equity income in consolidated subsidiaries	127,103	—	—	(127,103)	—
Management fee income	8,834	—	—	(8,834)	—
Other, net	1,675	61	—	—	1,736
Income before provision for income taxes	46,146	182,368	21,746	(127,103)	123,157
Income tax benefit (expense)	28,874	(68,182)	(8,829)	—	(48,137)
Net income	75,020	114,186	12,917	(127,103)	75,020
Comprehensive income	$ 66,887	$ 103,495	$12,917	$(116,412)	$ 66,887

(Dollars in Thousands, Except Per Share Amounts)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	Year Ended December 31, 2010				
	Parent/ Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated Vector Group Ltd.
Revenues	$ —	$1,063,289	$ —	$ —	$1,063,289
Expenses:					
Cost of goods sold	—	845,106	—	—	845,106
Operating, selling, administrative and general expenses	21,842	67,939	928	—	90,709
Litigation judgment expense	—	16,161	—	—	16,161
Management fee expense	—	8,521	—	(8,521)	—
Operating (loss) income	(21,842)	125,562	(928)	8,521	111,313
Other income (expenses):					
Interest expense	(82,828)	(1,227)	(41)	—	(84,096)
Changes in fair value of derivatives embedded within convertible debt	11,524	—	—	—	11,524
Loss on extinguishment of debt	—	—	—	—	—
Provision for loss on investments	—	—	—	—	—
Equity income from non-consolidated real estate businesses	—	—	23,963	—	23,963
Gain on investment securities available for sale	10,612	9,257	—	—	19,869
Equity income on long-term investments	1,489	—	—	—	1,489
Equity income in consolidated subsidiaries	91,715	—	—	(91,715)	—
Management fee income	8,521	—	—	(8,521)	—
Other, net	1,469	39	—	—	1,508
Income before provision for income taxes	20,660	133,631	22,994	(91,715)	85,570
Income tax benefit (expense)	33,424	(55,713)	(9,197)	—	(31,486)
Net income	54,084	77,918	13,797	(91,715)	54,084
Comprehensive income	$ 73,419	$ 92,708	$13,797	$(106,505)	$ 73,419

VECTOR GROUP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in Thousands, Except Per Share Amounts)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2012				
	Parent/ Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated Vector Group Ltd.
Net cash provided by (used in) operating activities	$ 118,399	$ 133,308	$ (2,772)	$(164,849)	$ 84,086
Cash flows from investing activities:					
Sale of investment securities	—	3,831	—	—	3,831
Purchase of investment securities	—	(5,647)	—	—	(5,647)
Proceeds from sale or liquidation of long-term investments	—	—	72	—	72
Purchase of long-term investments	(5,000)	—	—	—	(5,000)
Investments in non-consolidated real estate businesses	—	—	(33,375)	—	(33,375)
Distributions from non-consolidated real estate businesses	—	—	49,221	—	49,221
Increase in cash surrender value of life insurance policies	(425)	(482)	—	—	(907)
Decrease (increase) in non-current restricted assets	263	(1,393)	—	—	(1,130)
Issuance of notes receivable	(383)	—	—	—	(383)
Investments in subsidiaries	(31,209)	—	—	31,209	—
Proceeds from sale of fixed assets	432	12	—	—	444
Capital expenditures	(1,520)	(9,339)	(406)	—	(11,265)
Net cash (used in) provided by investing activities	(37,842)	(13,018)	15,512	31,209	(4,139)
Cash flows from financing activities:					
Proceeds from debt issuance	230,000	14,033	42	—	244,075
Deferred financing costs	(11,164)	(315)	—	—	(11,479)
Repayments of debt	—	(19,125)	(133)	—	(19,258)
Borrowings under revolver	—	1,074,050	—	—	1,074,050
Repayments on revolver	—	(1,066,092)	—	—	(1,066,092)
Capital contributions received	—	6,991	24,218	(31,209)	—
Intercompany dividends paid	—	(128,544)	(36,305)	164,849	—
Dividends and distributions on common stock	(137,114)	—	—	—	(137,114)
Proceeds from the issuance of Vector stock	611	—	—	—	611
Proceeds from exercise of Vector options	140	—	—	—	140
Tax benefit of options exercised	52	—	—	—	52
Net cash provided by (used in) financing activities	82,525	(119,002)	(12,178)	133,640	84,985
Net increase in cash and cash equivalents	163,082	1,288	562	—	164,932
Cash and cash equivalents, beginning of period	238,262	2,488	173	—	240,923
Cash and cash equivalents, end of period	$ 401,344	$ 3,776	$ 735	$ —	$ 405,855

(Dollars in Thousands, Except Per Share Amounts)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2011				
	Parent/ Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated Vector Group Ltd.
Net cash provided by (used in) operating activities	$ 67,588	$ 101,223	$ 7,352	$(140,122)	$ 36,041
Cash flows from investing activities:					
Sale of investment securities	—	31,643	—	—	31,643
Purchase of investment securities	—	(5,039)	—	—	(5,039)
Proceeds from sale of or liquidation of long-term investments	66,190	—	—	—	66,190
Purchase of long-term investments	(10,000)	—	—	—	(10,000)
Investments in non-consolidated real estate businesses	—	—	(41,859)	—	(41,859)
Distributions from non-consolidated real estate businesses	—	—	8,450	—	8,450
Increase in cash surrender value of life insurance policies	(315)	(429)	—	—	(744)
Decrease in non-current restricted assets	512	(608)	—	—	(96)
Issuance of notes receivable	(15,256)	—	—	—	(15,256)
Proceeds from sale of townhomes	—	—	19,629	—	19,629
Proceeds from sale of fixed assets	—	196	9	—	205
Investments in subsidiaries	(29,565)	—	—	29,565	—
Capital expenditures	(852)	(10,725)	(261)	—	(11,838)
Net cash provided by (used in) investing activities	10,714	15,038	(14,032)	29,565	41,285
Cash flows from financing activities:					
Proceeds from debt issuance	—	6,419	—	—	6,419
Repayments of debt	—	(4,838)	(122)	—	(4,960)
Borrowings under revolver	—	1,064,270	—	—	1,064,270
Repayments on revolver	—	(1,078,508)	—	—	(1,078,508)
Capital contributions received	—	3,720	25,845	(29,565)	—
Intercompany dividends paid	—	(121,050)	(19,072)	140,122	—
Dividends and distributions on common stock	(125,299)	—	—	—	(125,299)
Proceeds from exercise of Vector options and warrants	1,029	—	—	—	1,029
Tax benefits from exercise of Vector options and warrants	821	—	—	—	821
Net cash (used in) provided by financing activities	(123,449)	(129,987)	6,651	110,557	(136,228)
Net decrease in cash and cash equivalents	(45,147)	(13,726)	(29)	—	(58,902)
Cash and cash equivalents, beginning of period	283,409	16,214	202	—	299,825
Cash and cash equivalents, end of period	$ 238,262	$ 2,488	$ 173	$ —	$ 240,923

(Dollars in Thousands, Except Per Share Amounts)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2010				
	Parent/ Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated Vector Group Ltd.
Net cash provided by (used in) operating activities	$ 58,329	$ 165,095	$ (2,164)	$(154,256)	$ 67,004
Cash flows from investing activities:					
Proceeds from sale or maturity of investment securities	15,433	13,154	—	—	28,587
Purchase of investment securities	(7,414)	(1,980)	—	—	(9,394)
Proceeds from sale or liquidation of long-term investments	1,002	—	—	—	1,002
Purchase of long-term investments	(5,000)	—	(62)	—	(5,062)
Decrease in non-current restricted assets	363	(1,112)	(351)	—	(1,100)
Purchase of mortgage receivable	(13,462)	—	—	—	(13,462)
Investment in non-consolidated real estate businesses	—	—	(24,645)	—	(24,645)
Distributions from non-consolidated real estate businesses	—	—	3,539	—	3,539
Issuance of notes receivable	(930)	—	—	—	(930)
Cash acquired in Aberdeen consolidation	—	—	473	—	473
Proceeds from sale of businesses and assets	—	187	—	—	187
Investments in subsidiaries	(12,530)	—	—	12,530	—
Capital expenditures	—	(23,073)	(318)	—	(23,391)
Increase in cash surrender value of life insurance policies	(513)	(423)	—	—	(936)
Net cash (used in) provided by investing activities	(23,051)	(13,247)	(21,364)	12,530	(45,132)
Cash flows from financing activities:					
Proceeds from debt	165,000	20,714	—	—	185,714
Repayments of debt	—	(14,424)	(115)	—	(14,539)
Deferred financing charges	(5,077)	—	—	—	(5,077)
Borrowings under revolver	—	1,034,924	—	—	1,034,924
Repayments on revolver	—	(1,016,598)	—	—	(1,016,598)
Capital contributions received	—	12,530	—	(12,530)	—
Intercompany dividends paid	—	(177,784)	23,528	154,256	—
Dividends and distributions on common stock	(117,459)	—	—	—	(117,459)
Proceeds from exercise of Vector options	1,265	—	—	—	1,265
Excess tax benefit of options exercised	269	—	—	—	269
Net cash provided by (used in) financing activities	43,998	(140,638)	23,413	141,726	68,499
Net increase (decrease) in cash and cash equivalents	79,276	11,210	(115)	—	90,371
Cash and cash equivalents, beginning of period	204,133	5,004	317	—	209,454
Cash and cash equivalents, end of period	$ 283,409	$ 16,214	$ 202	$ —	$ 299,825

VECTOR GROUP LTD.
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(Dollars in Thousands)

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
Year Ended December 31, 2012				
Allowances for:				
Doubtful accounts	$ 308	$ 10	$ —	$ 318
Cash discounts	573	26,620	26,934	259
Deferred tax valuation allowance	9,752	—	3,442	6,310
Sales returns	4,055	3,228	3,216	4,067
Total	$14,688	$29,858	$33,592	$10,954
Year Ended December 31, 2011				
Allowances for:				
Doubtful accounts	$ 198	$ 115	$ 5	$ 308
Cash discounts	40	27,671	27,138	573
Deferred tax valuation allowance	10,290	332	870	9,752
Sales returns	4,235	2,508	2,688	4,055
Total	$14,763	$30,626	$30,701	$14,688
Year Ended December 31, 2010				
Allowances for:				
Doubtful accounts	$ 154	$ 78	$ 34	$ 198
Cash discounts	201	25,820	25,981	40
Deferred tax valuation allowance	9,509	1,432	651	10,290
Sales returns	4,337	3,363	3,465	4,235
Total	$14,201	$30,693	$30,131	$14,763

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Independent Accountants:

PricewaterhouseCoopers LLP
1441 Brickell Avenue
Suite 1100
Miami, FL 33131

Corporate Headquarters:

Vector Group Ltd.
100 S.E. Second Street
Miami, FL 33131

Website:

www.vectorgroupltd.com

Additional Information:

Requests for general information should be directed to corporate headquarters.
Attn: Investor Relations
(305) 579-8000

Requests for exhibits not attached to the Annual Report, including Exhibit 99.1, Material Legal Proceedings, must be in writing, and should be sent to corporate headquarters.
Attn: Investor Relations Please specify the exhibits requested.

Company Stock:

Vector Group Ltd. common stock is listed on the New York Stock Exchange (ticker symbol VGR).

Transfer Agent and Registrar:

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
Telephone: (800) 937-5449

Board of Directors:

Bennett S. LeBow[1]
Chairman of the Board

Howard M. Lorber[1]
President and Chief Executive Officer

Ronald J. Bernstein
President and Chief Executive Officer, Liggett Group LLC and Liggett Vector Brands LLC

Stanley S. Arkin[4]
Founding Member and Senior Partner, Arkin Solbakken LLP and Chairman of The Arkin Group LLC

Henry C. Beinstein[2, 3, 4]
Partner,
Gagnon Securities LLC

Jeffrey S. Podell[2, 3]
Private Investor

Jean E. Sharpe[2, 3, 4]
Private Investor

[1] *Executive Committee*
[2] *Audit Committee*
[3] *Compensation Committee*
[4] *Corporate Governance and Nominating Committee*

Corporate Officers:

Howard M. Lorber
President and Chief Executive Officer

Richard J. Lampen
Executive Vice President

J. Bryant Kirkland III
Vice President, Treasurer and Chief Financial Officer

Marc N. Bell
Vice President, Secretary and General Counsel

Ronald J. Bernstein
President and Chief Executive Officer, Liggett Group LLC and Liggett Vector Brands LLC

Corporate Governance:

The Company timely submitted to the New York Stock Exchange a Section 303A(12)(a) CEO Certification without qualification in 2012. In 2013, the Company filed with the Securities and Exchange Commission the CEO/CFO certifications required by Section 302 of the Sarbanes-Oxley Act as Exhibits to its Form 10-K.